Exhibit 2.1

EXECUTION COPY

MASTER TRANSACTION AGREEMENT

BY AND AMONG

VOYA FINANCIAL, INC.,

VA CAPITAL COMPANY LLC

and

ATHENE HOLDING LTD.

DATED AS OF DECEMBER 20, 2017

i

EXHIBITS, ANNEXES AND SCHEDULES:

EXHIBIT A	LLC Agreement Term Sheet
EXHIBIT B-1	Company Investment Management Agreement Term Sheet
EXHIBIT B-2	SMS Agreement Term Sheet
EXHIBIT C	Form of CBVA Recapture Agreement
EXHIBIT D	Form of RLI Administrative Services Agreement
EXHIBIT E-1	Form of Company FA Business Reinsurance Agreement
EXHIBIT E-2	Form of Company FA Business Modified Coinsurance Agreement
EXHIBIT E-3	Form of RLI FA Business Reinsurance Agreement
EXHIBIT E-4	Form of RLI FA Business Modified Coinsurance Agreement
EXHIBIT F-1	Form of Recapture and Termination Agreement (Canada Life)
EXHIBIT F-2	Form of Recapture and Termination Agreement (SLDI)
EXHIBIT F-3	Form of Recapture and Termination Agreement (RLI)
EXHIBIT G-1	Form of Retained Business Administrative Services Agreement
EXHIBIT G-2	Form of RLINY Retained Business Administrative Services Agreement
EXHIBIT H	Form of Transition Services Agreement
EXHIBIT I	Equity Commitment Letters
EXHIBIT J	[RESERVED]
EXHIBIT K	Limited Guarantees
EXHIBIT L	Support Agreement Terms
EXHIBIT M	Subscription Agreement
EXHIBIT N	Form of Earn-Out Agreement
EXHIBIT O	Form of Alternate Company FA Business Reinsurance Agreement
EXHIBIT P	Form of Bermuda Retrocession Agreement
EXHIBIT Q	Form of Alternate RLI FA Business Reinsurance Agreement
EXHIBIT R	Form of New Captive Reinsurance Agreement
EXHIBIT S	Form of Amendment to Insurance Contract
EXHIBIT T-1	Form of Closing Assignment and Assumption Agreement
EXHIBIT T-2	Form of Closing Bill of Sale
EXHIBIT U-1	Form of Life Business Administrative Services Agreement
EXHIBIT U-2	Form of Life Business Reinsurance Agreement
EXHIBIT V-1	Form of Restructuring Assignment and Assumption Agreement
EXHIBIT V-2	Form of Restructuring Bill of Sale
EXHIBIT W	[RESERVED]
EXHIBIT X-1	Form of Release, Consent and Novation Agreement (2011 Stop Loss Reinsurance Agreement)
EXHIBIT X-2	Form of Release, Consent and Novation Agreement (2012 Stop Loss Reinsurance Agreement)
EXHIBIT X-3	Form of Release, Consent and Novation Agreement (2014 Stop Loss Reinsurance Agreement)
EXHIBIT Y	Form of RPS Administrative Services Agreement
ANNEX A	Accounting Principles
ANNEX B	CTE95 Model and Calculation Methodologies

ANNEX C	Asset Identification Protocol

SCHEDULE 1.1(a)	Allocated Assets
SCHEDULE 1.1(b)	Allocated Contracts
SCHEDULE 1.1(c)	Allocated Intellectual Property
SCHEDULE 1.1(d)	[RESERVED]
SCHEDULE 1.1(e)	Buyer Parent Business Plan
SCHEDULE 1.1(f)	Company Asset Reduction Amount
SCHEDULE 1.1(g)	Company Required Initial Premium
SCHEDULE 1.1(h)	Designated Employees
SCHEDULE 1.1(i)	Excluded Assets
SCHEDULE 1.1(j)	Excluded Intellectual Property
SCHEDULE 1.1(k)	Life Business Required Initial Premium
SCHEDULE 1.1(l)	Qualified Role
SCHEDULE 1.1(m)	Reference Closing Statement
SCHEDULE 1.1(n)	RLI Required Initial Premium
SCHEDULE 1.1(o)	Select Advantage Employee
SCHEDULE 1.1(p)	Separation and Migration Costs
SCHEDULE 2.3(a)	Market Value Adjustment Amount Grid
SCHEDULE 2.3(b)(iii)	Buyer Parent Senior Note Terms
SCHEDULE 2.6	Purchase Price Allocation Principles
SCHEDULE 5.1(b)	Target Profitability Metrics and Other Parameters
SCHEDULE 5.4(c)	Third Party Consents
SCHEDULE 5.12(a)(i)	Vesting for Covered Employees
SCHEDULE 5.12(a)(ii)	Severance
SCHEDULE 5.12(h)	WARN
SCHEDULE 5.21	Additional FA Contracts
SCHEDULE 5.25	Hedging Arrangements
SCHEDULE 5.35	Communications Plan
SCHEDULE 6.1(a)	Governmental Approvals
SCHEDULE 6.2(e)	Buyer-Parent Specified Approvals
SCHEDULE 8.6(h)	Section 1.1502-36 Statement

v

MASTER TRANSACTION AGREEMENT

MASTER TRANSACTION AGREEMENT, dated as of December 20, 2017 (this “Agreement”), by and among Voya Financial, Inc., a corporation organized under the laws of the State of Delaware (“Seller”), VA Capital Company LLC, a Delaware limited liability company (“Buyer Parent”), and Athene Holding Ltd., a Bermuda limited company (“Reinsurer Parent”).

WITNESSETH:

WHEREAS, Seller owns 100% of the issued and outstanding shares of common stock of Voya Holdings Inc., a corporation organized under the laws of the State of Connecticut (“VHI”), which owns 100% of the issued and outstanding shares of common stock, par value $10.00 per share (the “Shares”), of Voya Insurance and Annuity Company, an insurance company organized under the laws of the State of Iowa (the “Company”);

WHEREAS, VHI owns 100% of the issued and outstanding shares of common stock of Voya Retirement Insurance and Annuity Company, an insurance company organized under the laws of the State of Connecticut and an indirect wholly owned Subsidiary (as hereinafter defined) of Seller (“VRIAC”), which is the beneficial and record owner of 100% of the membership interests (the “DSL Interests”) of Directed Services LLC, a broker-dealer registered with the SEC (as hereinafter defined) and certain state securities authorities, member of FINRA (as hereinafter defined) and a limited liability company organized under the laws of the State of Delaware (“DSL”);

WHEREAS, (a) the Company, DSL and Roaring River II, Inc., a captive insurance company organized under the laws of the State of Arizona and an indirect wholly owned Subsidiary of Seller (“RRII”), are engaged, among other things, in the operation of the CBVA Business (as hereinafter defined), (b) the Company and certain other Subsidiaries of Seller are engaged, among other things, in the operation of the FA Business (as hereinafter defined) and (c) the Company is engaged in certain other businesses and operations; and

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition to Seller’s willingness to enter into this Agreement, Reinsurer Parent and Apollo Principal Holdings I, L.P. (“Apollo” and, together with Reinsurer Parent, the “Sponsors”) have each entered into a Limited Guarantee attached hereto as Exhibit K (the “Limited Guarantees”) for the benefit of Seller, pursuant to which the Sponsors have agreed, subject to the terms and conditions thereof, to guarantee to Seller Buyer Parent’s obligations to pay to Seller the Termination Fee and the Recovery Costs (each as hereinafter defined) if and when they become payable in accordance with Article IX;

WHEREAS, the parties hereto desire to enter into this Agreement pursuant to which, on the terms and subject to the conditions set forth herein, at the Closing (as hereinafter defined), among other things:

(a) Seller shall cause the Restructuring Agreements (as hereinafter defined) to be executed by the Company and each of its Affiliates (as hereinafter defined) that is a party thereto and shall effect each of the transfers required to be effected thereunder;

(b) Seller shall cause the Company and RRII to execute the CBVA Recapture Agreement (as hereinafter defined), pursuant to which, upon the terms and subject to the conditions set forth therein, the CBVA Business that is currently reinsured by RRII will be recaptured by the Company;

(c) Athene Annuity & Life Assurance Company, an insurance company organized under the laws of the State of Delaware (“Reinsurer”), shall enter into the FA Business Reinsurance Agreements with each of the Company and ReliaStar Life Insurance Company, an insurance company organized under the laws of the State of Minnesota and an indirect wholly owned Subsidiary of Seller (“RLI”), and shall pay the ceding commissions contemplated thereunder to each of the Company and RLI, as applicable;

(d) The Company shall enter into the RLI Administrative Services Agreement (as hereinafter defined) with RLI, pursuant to which, upon the terms and subject to the conditions set forth therein, the Company will provide to RLI administrative services with respect to the FA Business reinsured under the RLI FA Business Reinsurance Agreement entered into by Reinsurer and RLI;

(e) Seller or an Affiliate of Seller, on the one hand, and Buyer Parent or an Affiliate of Buyer Parent, on the other hand, will enter into the Transition Services Agreement (as hereinafter defined), pursuant to which, upon the terms and subject to the conditions set forth therein, Seller or such Affiliate of Seller will perform certain transition services with respect to the Business (as hereinafter defined) for Buyer Parent and its Affiliates, and Buyer Parent or such Affiliate of Buyer Parent will perform certain transition services for Seller and its Affiliates;

(f) Pursuant to that certain Subscription Agreement attached hereto as Exhibit M and dated as of the date hereof, (the “Subscription Agreement”) by and between Seller and Buyer Parent, upon the terms and subject to the conditions set forth therein, (i) Seller shall purchase from Buyer Parent, and Buyer Parent shall issue and sell to Seller, membership or other equity interests of Buyer Parent (the “Buyer Parent Interests”) representing 9.99% of the Buyer Parent Interests which will be outstanding at Closing, and (ii) Seller shall pay Buyer Parent an aggregate subscription price equal to $34,965,000 (the “Subscription Amount”);

(g) Each of Seller, Buyer Parent and the Investors will enter into a Limited Liability Company Agreement (the “LLC Agreement”), which will contain the terms set forth in the term sheet attached hereto as Exhibit A (the “LLC Agreement Term Sheet”);

(h) The Company, on the one hand, and Voya Investment Management, LLC, a Delaware limited liability company (“VIM”), on the other hand, shall enter into an Investment Management Agreement (the “Company Investment Management Agreement”),which will contain the terms set forth in the term sheet attached hereto as Exhibit B-1 (the “Company Investment Management Agreement Term Sheet”), pursuant to which, upon the terms and subject to the conditions set forth therein, VIM shall perform certain investment management services for the Company with respect to the CBVA Business;

(i) The Company or its Affiliate, on the one hand, and VIM, on the other hand, shall enter into a Securities and Management Services Agreement (the “SMS Agreement”), which will contain the terms set forth in in the term sheet attached hereto as Exhibit B-2 (the “SMS Agreement Term Sheet”), pursuant to which, upon the terms and subject to the conditions set forth therein, VIM shall perform certain management services for the Company and its Affiliates, with respect to all of the Company’s managed assets under management by VIM, and other agreed upon assets of the Company;

(j) Seller shall cause the other Pre-Sale Transactions (as hereinafter defined) to occur;

(k) Buyer Parent and certain of its Affiliates, as applicable, will enter into the Buyer Affiliate Agreements (as hereinafter defined);

(l) Seller shall cause each of VHI, VRIAC and its applicable Affiliate, as applicable, to sell, transfer and deliver to Venerable Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of Buyer Parent (“Buyer”), and Buyer Parent shall cause Buyer to purchase and acquire from VHI, VRIAC and its applicable Affiliates, as applicable, all of the Shares, the DSL Interests and all of the outstanding equity interests of Services Company (as hereinafter defined);

(m) The Company will enter into the Retained Business Administrative Services Agreement (as hereinafter defined) with each of Security Life Insurance Company of Denver, an insurance company organized under the laws of the State of Colorado and a wholly owned Subsidiary of Seller (“SLD”), VRIAC and Voya Institutional Trust Company, a trust bank chartered under the laws of the State of Connecticut and a wholly owned subsidiary of Seller (“VITC”), pursuant to which and upon the terms and subject to the conditions set forth therein, the Company will provide to each of RLI, SLD, VITC and VRIAC certain administrative services with respect to the Retained FA Business (as hereinafter defined) and the Retained CBVA Business (as hereinafter defined), as applicable;

(n) Buyer will enter into the RLINY Retained Business Administrative Services Agreement with ReliaStar Life Insurance Company of New York, an insurance company organized under the laws of the State of New York and an indirect wholly owned Subsidiary of Seller (“RLINY”), pursuant to which and upon the terms and subject to the conditions set forth therein, RLINY will have the right to receive certain administrative services with respect to its Retained FA Business (as hereinafter defined) and Retained CBVA Business (as hereinafter defined);

(o) The Company will enter into the RPS Administrative Services Agreement with RLI, pursuant to which and upon the terms and subject to the conditions set forth therein, RLI will provide to the Company certain administrative services with respect to a system that will be retained by RLI;

(p) The parties shall cause the Surplus Note Transfer to occur;

(q) Seller and Buyer Parent shall enter into the Support Agreement;

(r) Seller and Athene Annuity and Life Company, an insurance company organized under the laws of the State of Iowa (“AAIA”) shall enter into the Earn-Out Agreement, substantially in the form attached hereto as Exhibit N;

(s) Buyer Parent shall cause Buyer to contribute all of the equity interests of a newly formed Arizona captive insurance company (the “New Captive”) to the Company and the Company and the New Captive will enter into the Reinsurance Agreement substantially in the form attached hereto as Exhibit R (the “New Captive Reinsurance Agreement”);

(t) Reinsurer and Athene Life Re Ltd., a Bermuda reinsurer (“ALRe”) shall enter into the Fourth Amendment to Amended and Restated Retrocession Agreement substantially in the form attached hereto as Exhibit P (the “Bermuda Retrocession Agreement”); and

(u) The Parties shall enter into, and shall cause their respective Affiliates to enter into, as applicable, each other Transaction Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.1 Definitions. For purposes of this Agreement, the following terms have the respective meanings set forth below:

“Accounting Principles” means the principles, practices and methodologies set forth on Annex A.

“Acquired Companies” means, collectively, the Company, DSL and Services Company.

“Acquired Company Books and Records” means the books and records (whether in hardcopy or digital format and whether stored in network facilities or otherwise) and such other data and materials of or related to any Acquired Company, each in the possession or control of Seller, the applicable Acquired Company or their respective Affiliates, other than the Excluded Business Books and Records.

“Action” means (i) any civil, criminal, regulatory or administrative action, suit, claim, litigation, arbitration or similar proceeding, in each case before, or brought by, a Governmental Entity, or (ii) any investigation or written inquiry by a Governmental Entity, other than any examination by a Tax Authority, including a Tax audit.

“Actual Reserves” means the statutory policyholder reserves (excluding, for the avoidance of doubt, any interest maintenance reserves, additional actuarial reserves or asset valuation reserves) as of the Closing Date with respect to the FA Contracts, excluding any reserves with respect to the Non-Qualified FA Contracts, determined in accordance with the Reserve Methodologies.

“Actuarial Reports” means, collectively, (i) the Voya Insurance and Annuity Company Supporting Actuarial Memorandum, dated December 31, 2016, (ii) the actuarial report titled “Actuarial Appraisal of the Closed Block Variable Annuity Business as of December 31, 2016,” dated March 22, 2017, and as supplemented by the “Actuarial Appraisal of the Closed Block Variable Annuity Business as of June 30, 2017,” dated October 6, 2017, and (iii) the actuarial report titled “Actuarial Appraisal of the Fixed Annuity Business as of June 30, 2017,” dated October 4, 2017, each as prepared by Milliman and including any other attachments, opinions, addenda, errata, supplements and modifications thereto.

“Additional Transferring Employee” means each Available Employee that Buyer identifies as an “Additional Transferring Employee” who consents to the transfer of his or her employment to the Services Company.

“Administrative Services Agreements” means (i) the RLI Administrative Services Agreement, (ii) the Retained Business Administrative Services Agreement, (iii) the RLINY Retained Business Administrative Services Agreement, (iv) the Life Business Administrative Services Agreement and (v) the RPS Administrative Services Agreement.

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such first Person, and the term “Affiliated” shall have a correlative meaning. For the purposes of this definition, “control,” when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly through the ownership of voting securities, by contract, or otherwise, and the terms “controlling” and “controlled” have the meanings correlative to the foregoing. For the avoidance of doubt, unless otherwise specified herein, each Acquired Company shall be deemed an “Affiliate” of Seller (and not Buyer Parent) prior to the Closing, and shall be deemed an “Affiliate” of Buyer Parent (and not Seller) from and after the Closing.

“Affiliate Agreements” means Contracts between (i) any Acquired Company, on the one hand, and any officer, director, employee or consultant who is a natural Person (in each case, who is not a Business Employee) of Seller or any Affiliate of Seller, or any Person related by blood or marriage to such natural Person, on the other hand, and (ii) Seller or any Affiliate of Seller, on the one hand, and any Business Employees, on the other hand.

“Agent Deferral Plans” means (i) the Retirement Incentive Plan for General Agents and Agents, (ii) the Agent Equity Builder Plan, (iii) the Managing Director Equity Builder Plan, and (iv) The Voya Fixed Annuities Elite Producer Deferred Compensation Plan, each as amended or restated from time to time.

“Allocated Assets” means all of Seller’s and its Affiliates’ (including the Acquired Companies’) right, title and interest in and to the (i) assets, properties, Contracts and rights used exclusively in connection with the Business other than any Excluded Assets, (ii) assets, properties and rights that are identified on Schedule 1.1(a), (iii) Allocated Contracts, and (iv) Allocated Intellectual Property.

“Allocated Contracts” means (i) the Contracts to which Seller or an Affiliate of Seller (including the Acquired Companies) is a party that are used exclusively in connection with the Business (other than any Excluded Assets) or that are listed on Schedule 1.1(b); (ii) any renewals or replacement of those Contracts referred to in the preceding clause (i) that are entered into prior to the Closing in accordance with this Agreement; (iii) any vendor Contracts to which Seller or an Affiliate of Seller (including the Acquired Companies) is a party, to the extent they relate primarily or exclusively to the Business and are entered into between the date hereof and the Closing in accordance with this Agreement (in each case other than any Contract that is a replacement or renewal of a Specified Contract (other than any Contract that is entered into at the request of or with the consent of Buyer Parent and pursuant to which such third party will provide goods or services to any Acquired Company following the Closing)); (iv) each Company Benefit Plan; and (v) the Allocated IP Contracts.

“Allocated Intellectual Property” means all Intellectual Property, including Business Registered Intellectual Property, that (i) is used exclusively in connection with the Business and is not otherwise Excluded Intellectual Property or (ii) is listed on Schedule 1.1(c), including, in each case, the right to sue for and recover damages, assert, settle and/or release any claims or demands and obtain all other remedies and relief at law or equity for any past, present or future infringement, misappropriation or violation with respect thereto.

“Allocated IP Contracts” means Contracts, sublicenses and other agreements under which Seller or any of its Affiliates (including the Acquired Companies) has granted to a third party any license under the Intellectual Property owned by Seller or any of its Affiliates (including the Acquired Companies) or pursuant to which third party Intellectual Property is licensed to Seller or any of its Affiliates (including the Acquired Companies) that are set forth under the heading “Allocated IP Contracts” in the list of Allocated Contracts included in Schedule 1.1(b).

“Allocated Liabilities” means all Liabilities to the extent resulting from or arising out of the Allocated Assets, whether arising prior to, at or following the Closing Date. “Allocated Liabilities” shall not include any Excluded Liabilities.

“Ancillary Excluded Software” means macros, interfaces, dashboards, spreadsheets, utilities, models, reports, tools, configurations, databases, and workflows proprietary to Seller or its Affiliates, each of the foregoing solely to the extent necessary to the operation of the Business as currently conducted, including any of the foregoing designed for use with commercially available third party Software.

“Ancillary Licensed-Back Software” means macros, interfaces, dashboards, spreadsheets, utilities, models, reports, tools, configurations, databases, and workflows included in the Licensed-Back Intellectual Property, each of the foregoing solely to the extent necessary to the operation of the Excluded Business as currently conducted, including any of the foregoing designed for use with commercially available third party Software.

“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977, as amended, and other similar Applicable Laws that apply to any Acquired Company or the Business.

“Anti-Money Laundering Laws” means Applicable Laws regarding anti-money laundering or terrorism financing that apply to any Acquired Company or the Business.

“Applicable Law” means any law, statute, ordinance, written rule or regulation, order, injunction, judgment, decree, constitution or treaty enacted, promulgated, issued, enforced or entered by any Governmental Entity applicable to any Person or such Person’s businesses, properties or assets, as may be amended from time to time.

“Asset Identification Protocol” means the asset identification procedures and protocol set forth on Annex C hereto

“Available Employees” means, other than any Qualified Employee, (i) each Census Employee, (ii) each other employee of Seller and its Affiliates who, as of the date hereof, dedicates at least fifty percent (50%) of his or her business time providing services primarily related to the Business, (iii) each other employee of Seller and its Affiliates identified as an “Available Employee” by Seller to Buyer, and (iv) each individual hired (including an internal hire or transfer) following the date hereof and prior to the Closing Date by Seller or any of its Affiliates to replace any individual identified in clauses (i), (ii) or (iii) above.

“Base Ceding Commission” means an amount equal to $400,000,000.

“Benefit Plan” means each Company Benefit Plan and each Seller Benefit Plan.

“Burdensome Condition” means any condition, limitation or qualification imposed by a Governmental Entity on its grant of any consent, authorization, order, approval or exemption that a party seeks to obtain in connection with the transactions contemplated by this Agreement that, individually or together with all such conditions, limitations or qualifications would or would reasonably be expected to (i) with respect to Seller, (A) have a material adverse effect on the business, results of operations or financial condition of Seller and its Subsidiaries, taken as a whole (after giving effect to the transactions contemplated by this Agreement), or (B) require or involve any new keepwell, guarantee or capital infusion by Seller or any of its Subsidiaries of or to any Subsidiary (other than the Company) that has or would reasonably be expected to have a non-de minimis adverse economic impact on Seller and its Subsidiaries, taken as a whole, or (ii) with respect to Buyer Parent or Reinsurer Parent, (A) have a material adverse effect on the business, results of operations or financial condition of Buyer Parent and its Subsidiaries, taken as a whole, or any Investor and its Affiliates, taken as a whole, (B) have a material adverse effect on the business, results of operations or financial condition of the Business, (C) require or involve the sale, disposition or separate holding through the establishment of trust, or otherwise, before or after the Closing, of any businesses, operations or assets, or any interests therein, of Buyer Parent, any Investor or any of their respective Affiliates or the Business that (1) has or would reasonably be expected to have a non-de minimis adverse economic impact on Buyer Parent and its Subsidiaries (including the Acquired Companies), taken as a whole, or any Investor and its Affiliates, taken as a whole, or (2) has or would reasonably be expected to have a significant and adverse non-economic impact on Buyer Parent and its Subsidiaries (including the Acquired Companies), taken as a whole, or on any Investor and its Affiliates, taken as a whole, (D) require or involve any Investor Support Arrangement for the benefit of the Company or its policyholders, (E) require or involve any modification of the

FA Business Reinsurance Agreements, any Buyer Specified Affiliate Agreement or of Buyer’s, Buyer Parent’s, Reinsurer Parent’s any Investor’s or any Investor’s Affiliate’s existing business plans, including any existing affiliated party arrangements, unrelated to the relevant business plan of Buyer in connection with the acquisition of the Business that (1) has a non-de minimis adverse economic impact on Buyer Parent and its Subsidiaries (including the Acquired Companies), taken as a whole, or on any Investor and its Affiliates, taken as a whole, or (2) has a significant and adverse non-economic impact on Buyer Parent and its Subsidiaries (including the Acquired Companies), taken as a whole, or on any Investor and its Affiliates, taken as a whole, or (F) require or involve any material adverse deviation from those key terms of Buyer Parent’s business plan set forth on Schedule 1.1(e). For purposes of subclauses (ii)(A), (ii)(C) and (ii)(E) of this definition of Burdensome Condition, (1) Apollo’s Affiliates shall only include Apollo Global Management LLC and its Subsidiaries, and (2) Reinsurer Parent’s Affiliates shall only include its Subsidiaries.

“Business” means (i) the CBVA Business; (ii) the FA Business operated by the Company; (iii) the FA Business operated by RLI; and (iv) the business of DSL to the extent related to the distribution of the CBVA Contracts and the FA Contracts.

“Business Day” means any day other than a Saturday, a Sunday or any other day on which banking institutions in New York City are required or authorized by Applicable Law to be closed.

“Business Employee” means each Qualified Employee, each Select Advantage Employee and each Additional Transferring Employee.

“Business IT Systems” means all information technology and computer systems (including Business Software, information technology and telecommunication hardware and other equipment) in the possession or under the control of the Acquired Companies or, with respect to the Business, Seller or any of its other Affiliates, and relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data or information, whether or not in electronic format, used in the Business.

“Business Software” means all Software and other products developed (or currently in development), owned or purported by Seller and its Affiliates to be owned by the Acquired Companies or, with respect to the Business, Seller or any of its other Affiliates, that relate exclusively to the Business.

“Buyer Affiliate Agreement” means (i) the New Captive Reinsurance Agreement; (ii) the Bermuda Retrocession Agreement; (iii) the Company FA Business Reinsurance Agreement; (iv) the Alternate Company FA Business Reinsurance Agreement if Reinsurer has exercised its option pursuant to Section 5.31; (v) the investment management agreement between the Company and AAM if Reinsurer has exercised its option pursuant to Section 5.31; (vi) the issuance of subordinated notes of Buyer to AAIA and Reinsurer; and (vii) the shared services and cost sharing agreement between Buyer Parent, Buyer, the Company, DSL, the New Captive and the Services Company, and in the case of clauses (v)-(vii), substantially in the form delivered to Seller prior to the date hereof or containing terms substantially as set forth in the term sheet delivered prior to the date hereof to Seller, as applicable.

“Buyer Designee” means the individual identified by Buyer in a writing to Seller promptly following the date hereof or any replacement of such individual as may be identified by Buyer in a writing to Seller from time to time after the date hereof.

“Buyer Disclosure Schedule” means the disclosure schedule (including any attachments thereto) delivered by Buyer Parent to Seller on the date hereof in connection with, and constituting part of, this Agreement.

“Buyer Party” means Buyer Parent or any Affiliate of Buyer Parent that is a party to any Transaction Agreement.

“Buyer Specified Affiliate Agreements” means (i) the New Captive Reinsurance Agreement; and (ii) the Bermuda Retrocession Agreement.

“CBVA Business” means the business of the Company, RRII and DSL related to the CBVA Contracts, including issuing, underwriting, selling, distributing, marketing, delivering, canceling, reinsuring and administering the CBVA Contracts.

“CBVA Contract” means any group or individual annuity contract or certificate, whether or not registered under the Securities Act, if the value of such contract or certificate, any unit of interest or participation therein, or any investment option available thereunder, either prior or subsequent to annuitization (including Payout Annuities), or both, varies (in whole or in part) according to the investment experience of the separate account in which the contract participates, in each case that were written, issued or assumed by the Company (whether or not reinsured by RRII) prior to January 1, 2011. For clarity, “CBVA Contract” includes any fixed account option available under any annuity contract or certificate included in this definition.

“CBVA Recapture Agreement” means the Commutation Agreement, substantially in the form attached as Exhibit C, that will be entered into at the Closing by the Company and RRII.

“CBVA True-Up Amount” means an amount (which may be positive or negative) equal to (i)(A) the Final Total Adjusted Book Value minus (B) the Estimated Total Adjusted Book Value, plus (ii)(A) the Estimated Required Adjusted Book Value minus (B) the Final Required Adjusted Book Value.

“Census” means the census entitled “Redacted Employee List 12-11-17_DSL designated” provided by Seller to Buyer Parent in folder 3.7.64 of the electronic data room that was established in connection with the transactions contemplated by this Agreement.

“Census Employee” means each individual identified on the Census.

“Closing Assignment and Assumption Agreement” means the Assignment and Assumption Agreement, substantially in the form attached hereto as Exhibit T-1, entered into by Seller and its applicable Affiliates, on the one hand, and the Company, on the other hand, in connection with the Restructuring.

“Closing Bill of Sale” means the Bill of Sale, substantially in the form attached hereto as Exhibit T-2, entered into by Seller and its applicable Affiliates, on the one hand, and the Company, on the other hand, in connection with the Restructuring.

“Closing CTE95 Amount” means the CTE95 Amount as of the Closing Date, calculated in accordance with the CTE95 Model and Calculation Methodologies.

“COBRA” means Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code, and any similar state or local law providing medical coverage for former employees.

“Code” means the Internal Revenue Code of 1986.

“Company Asset Reduction Amount” has the meaning set forth on Schedule 1.1(f).

“Company Benefit Plan” means each Employee Benefit Plan that is sponsored or maintained by any Acquired Company or to which any Acquired Company is a party or pursuant to which any Acquired Company will have any Liability from and after the Closing.

“Company Ceding Commission” means an amount equal to the Total Ceding Commission minus the RLI Ceding Commission.

“Company Ceding Commission True-Up Amount” means an amount (which may be positive or negative) equal to (i) the Final Company Ceding Commission minus (ii) the Estimated Company Ceding Commission.

“Company FA Business Reinsurance Agreement” means collectively, (i) the Reinsurance Agreement, dated as of the Closing Date, by and between the Company and Reinsurer, in the form attached hereto as Exhibit E-1; and (ii) the Modified Coinsurance Agreement (Separate Account FA Business), dated as of the Closing Date, by and between the Company and Reinsurer, in the form attached hereto as Exhibit E-2.

“Company FA Business Reinsurance True-Up Amount” means an amount (which may be positive or negative) equal to (i) the Final Company Transferred Asset Value minus (ii) the Final Company Required Initial Premium.

“Company GAAP Financial Statements” means all of the financial statements of the Company included in the Company SEC Reports publicly available on the internet website of the SEC at least ten (10) Business Days prior to the date of this Agreement, including the notes thereto.

“Company Required Initial Premium” means the initial premium payable to Reinsurer in connection with the Company FA Business Reinsurance Agreement calculated in accordance with Schedule 1.1(g).

“Company Transferred Asset Value” means the aggregate Fair Market Value of the Investment Assets transferred by the Company to Reinsurer at Closing in connection with the Company FA Business Reinsurance Agreement.

“Confidentiality Agreement” means the Confidentiality and Non-Disclosure Agreement dated June 6, 2017, between Reinsurer Parent and Seller.

“Consolidated Returns” means any and all Tax Returns of the Seller Group.

“Contract” means, with respect to any Person, any contract, lease, license, sublicense, commitment, loan or credit agreement, indenture, agreement or other commitment or obligation to which such Person is a party or is otherwise subject or bound, whether written or oral and whether express or implied.

“Copyrights” means copyrightable works (including Software in any form or format), copyrights, whether or not registered and applications for copyright registration.

“Covered Employees” means the Business Employees who are employed by Seller and its Affiliates (including for this purpose only, Service Company) immediately prior to the Closing, but excluding any Business Employees who are receiving payments or benefits pursuant to Seller’s (or any of its Affiliates’) short or long-term disability plan or policy as of the Closing Date (each such Business Employee being an “Inactive Business Employee”).

“Crestview” means Crestview Advisors, L.L.C.

“CTE95 Amount” means, as of any date of determination, an amount equal to (i) the arithmetic mean of the statutory book values of assets required as of such date to satisfy contractholder obligations (or the greatest present value of accumulated deficiencies) as defined in the NAIC C3 Phase II guidelines relating to the CBVA Business (other than any CBVA Contracts with respect to which periodic contract payments are being made as of the applicable date of determination) in the worst 50 of the 1,000 stochastic capital market scenarios determined in accordance with the CTE95 Model and Calculation Methodologies, plus (ii) $107,000,000.

“CTE95 Model” shall have the meaning set forth in the CTE95 Model and Calculation Methodologies.

“CTE95 Model and Calculation Methodologies” means the principles, practices and methodologies set forth on Annex B hereto.

“Designated Employee” means any individual identified on Schedule 1.1(h) and each individual hired (including an internal hire or transfer) with the prior written consent of Buyer Designee (such consent not to be unreasonably withheld, conditioned or delayed) following the date hereof and prior to the Closing Date by Seller or any of its Affiliates to replace any individual identified on Schedule 1.1(h) following a termination of such individual’s employment with Seller and its Affiliates.

“DSL Net Capital” means, as of any applicable date of determination, the net capital of DSL, calculated in accordance with Rule 15c3-1 under the Exchange Act.

“Employee Benefit Plan” means a written or unwritten plan, policy, program, agreement and arrangement, whether covering a single individual or a group of individuals, that is (i) an “employee benefit plan” within the meaning of Section 3(3) of ERISA, (ii) a stock bonus, stock purchase, stock option, restricted stock, stock appreciation right or equity or equity-based plan or (iii) any other employment, severance, change of control, retention, deferred-compensation, retirement, welfare-benefit, bonus, incentive, fringe benefit, pension, profit-sharing, thrift, savings, bonus plan, unemployment benefits, sick leave, vacation pay, salary continuation, hospitalization, health, medical, life insurance, compensation, flexible spending account, scholarship, consulting or similar plan, policy, program, agreement or arrangement, in each case, that is sponsored or maintained by Seller or any of its Affiliates to which Seller or any of its Affiliates is a party, to which Seller or any of its Affiliates contributes or is obligated to contribute or with respect to which Seller or any of its Affiliates has any Liability, in each case, for the benefit of a Business Employee (or his or her dependents and beneficiaries).

“Employee Benefit Recapture Agreements” means, collectively (i) the Recapture and Termination Agreement, substantially in the form attached as Exhibit F-1, that will be entered into at the Closing by the Company and The Canada Life Assurance Company; (ii) the Recapture and Termination Agreement, substantially in the form attached as Exhibit F-2, that will be entered into at the Closing by the Company and Security Life of Denver International Limited; and (iii) the Recapture and Termination Agreement, substantially in the form attached as Exhibit F-3, that will be entered into at the Closing by the Company and RLI.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Estimated Company Ceding Commission” means an amount equal to the Estimated Total Ceding Commission minus the RLI Ceding Commission.

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Assets” means all of Seller’s and its Affiliates’ right, title and interest in, to or under the Excluded Business and all of the assets, properties, Contracts and rights that are not Allocated Assets, including those set forth on Schedule 1.1(i).

“Excluded Business” means all business of Seller and each of its Affiliates, including the Acquired Companies prior to the Closing, whether conducted prior to, on or, with respect to Seller and each of its post-Closing Affiliates, after the Closing, other than the Business.

“Excluded Business Books and Records” means the books and records (whether in hardcopy or digital format and whether stored in network facilities or otherwise) of the Acquired Companies to the extent relating to the Excluded Business.

“Excluded Intellectual Property” means any Intellectual Property (including Software, but excluding Trademarks), owned by Seller and its Affiliates as of the date hereof that is not Allocated Intellectual Property, including the Intellectual Property set forth Schedule 1.1(j) , except to the extent that such Intellectual Property is, at any time, provided and/or made available to Buyer or any of its Affiliates (including the Acquired Companies) as part of any of the Administrative Services Agreements and/or the Transition Services Agreement.

“Excluded Liabilities” means (i) all Liabilities of any Acquired Company to the extent arising out of or resulting from the Excluded Business (other than Liabilities in respect of the Agent Deferral Plans to the extent reflected in the Final Total Adjusted Book Value); (ii) all Liabilities arising out of or resulting from the Restructuring (other than Allocated Liabilities assumed by or transferred to an Acquired Company pursuant to any Restructuring Agreement); (iii) all Liabilities arising out of or resulting from any Non-Qualified FA Contracts; and (iv) notwithstanding the preceding clause (ii), any Liability of any Acquired Company (A) arising out of or resulting from the ownership, use or operation of the Owned Real Property or (B) that is undertaken, assumed by or transferred to an Acquired Company pursuant to the Real Property Transfer Agreements referred to in clauses (i) and (ii) of the definition of Real Property Transfer Agreements.

“FA Business” means the business of the Company and RLI related to the FA Contracts, including issuing, underwriting, selling, distributing, marketing, delivering, cancelling, reinsuring and administering the FA Contracts.

“FA Business Reinsurance Agreements” means, collectively, the Company FA Business Reinsurance Agreement and the RLI FA Business Reinsurance Agreement.

“FA Contract” means any annuity contracts, other than CBVA Contracts, including fixed annuities, fixed indexed annuities, single premium immediate annuities (SPIA) and lifetime income annuities, in each case that are written, issued or assumed by the Company or RLI. For clarity, “FA Contract” does not include any fixed account investment option offered under any CBVA Contract.

“Fair Market Value” has the meaning set forth in the RLI FA Business Reinsurance Agreement.

“FHLB Facility” means, that certain Master Transaction Agreement, dated May 1, 2006, together with the Advances, Pledge and Security Agreement, dated March 27, 2009, between the Company, as member and borrower, and the Federal Home Loan Bank of Des Moines, as bank and lender.

“FHLB Loans” means, collectively, all loans and advances made to the Company under the FHLB Facility.

“FINRA” means the Financial Institution Regulatory Authority, Inc., its predecessor, the National Association of Securities Dealers, Inc., and any successor thereto.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Entity” means any foreign, federal, state, local or other governmental, legislative, judicial, administrative or regulatory authority, agency, commission, board, body, court or entity or any instrumentality thereof or any self-regulatory organization or body (including FINRA) or arbitral body or arbitrator.

“Governmental Order” means any order, writ, judgment, injunction, declaration, decree, stipulation, determination, award, agreement or permitted practice entered by or with any Governmental Entity.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976.

“Increased Subscription Amount” means an amount by which Seller’s investment in the Buyer Parent Interests will be increased pursuant to the Subscription Agreement such that, after giving effect to the increase in the capitalization of Buyer Parent for (i) Buyer Parent’s Transaction Expenses and (ii) the Maximum Excess Capital Amount (if required because the Estimated Total Adjusted Book Value exceeds the Estimated Required Adjusted Book Value by more than the Maximum Buyer Funding Amount), the sum of the Subscription Amount plus the Increased Subscription Amount will result in Seller owning nine and ninety-nine one-hundredths percent (9.99%) of the issued and outstanding Buyer Parent Interests as of immediately after the Closing.

“Insurance Contracts” means: (i) the CBVA Contracts, and (ii) the FA Contracts, in each case, together with all binders, slips, certificates, endorsements and riders thereto issued or entered into that are written by Seller or one of its Affiliates with respect to the Business prior to the Closing. Notwithstanding the foregoing, solely for purposes of Section 3.30, Insurance Contracts means (i) the CBVA Contracts, (ii) the FA Contracts, and (iii) any other insurance or annuity policies and contracts, in each case, together with all binders, slips, certificates, endorsements and riders thereto issued by, entered into, or reinsured by, (x) the Company prior to the Closing or (y) by Seller or one of its Affiliates (other than the Company) to the extent issued or written with respect to the Business prior to the Closing.

“Insurance Regulator” means, with respect to any jurisdiction, the Governmental Entity charged with the supervision of insurance companies in such jurisdiction.

“Intellectual Property” means: (i) Trademarks; (ii) Copyrights; (iii) Internet domain names; (iv) Patents; (v) social media usernames and other digital identifiers; (vi) Trade Secrets; and (vii) all other intellectual property rights, administrative and legal rights arising therefrom and relating thereto throughout the world.

“Intercompany Agreements” means any Contract between an Acquired Company, on the one hand, and Seller or any Affiliate of Seller (other than any Acquired Company), on the other hand.

“Investment Assets” means any interest in any bonds, notes, debentures, mortgage loans, real estate, instruments of indebtedness, stocks, partnership or joint venture interests and all other equity interests, certificates issued by or interests in trusts, derivatives or other assets acquired for investment or hedging purposes.

“Investment Company Act” means the Investment Company Act of 1940.

“Investment Management Agreements” means, collectively, the Company Investment Management Agreement and the SMS Agreement.

“Investor Support Arrangement” means (i) any guarantee, keep-well or capital or surplus maintenance commitment or agreement, (ii) the establishment of, funding or commitment to fund any trust, collateral account or similar account or (iii) a commitment to contribute capital or surplus, in each case by any Investor or any Affiliate of any Investor. An “Investor Support Arrangement” shall not include any arrangement described in the foregoing clauses (i) through (iii) that Buyer Parent or any of its Subsidiaries may be required to provide without any further obligation by any Investor or any Affiliate of an Investor.

“Investors” means, collectively, the Sponsors and the Other Investors.

“Iowa Insurance Division” means the Insurance Division, Department of Commerce, of the State of Iowa.

“Knowledge” means the actual knowledge after reasonable inquiry of (i) with respect to Seller, those Persons listed in Section 1.1(a) of the Seller Disclosure Schedule, (ii) with respect to Buyer Parent, those Persons listed in Section 1.1(a)(i) of the Buyer Disclosure Schedule and (iii) with respect to Reinsurer Parent, those Persons listed in Section 1.1(a)(ii) in the Buyer Disclosure Schedule.

“Liability” means any liability, damage, expense or obligation of any kind, character or description, whether direct or indirect, known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, asserted or unasserted, executory, determined or determinable or otherwise.

“Licensed-Back Intellectual Property” means any Intellectual Property (including Software, but excluding Trademarks) included in the Allocated Intellectual Property and owned by an Acquired Company as of the Closing Date and used by Seller or any of its Affiliates in any Excluded Business during the twelve (12) months immediately preceding the date hereof, except to the extent that such Allocated Intellectual Property is, at any time, provided and/or made available to Seller or any of its Affiliates as part of any of the Administrative Services Agreements and/or the Transition Services Agreement.

“Liens” means pledges, hypothecations, mortgages, deeds of trust, liens, charges, encumbrances, imperfections of title, claims or security interests of any kind.

“Life Business Administrative Services Agreement” means the Administrative Services Agreement (Retained Business), dated as of the Closing Date, by and between the Company and RLI, substantially in the form attached hereto as Exhibit U-1.

“Life Business Reinsurance Agreement” means the Reinsurance Agreement, dated as of the Closing Date, by and between the Company and RLI, substantially in the form attached hereto as Exhibit U-2.

“Life Business Reinsurance True-Up Amount” means an amount (which may be positive or negative) equal to (i) the Final Life Business Transferred Asset Value minus (ii) the Final Life Business Required Initial Premium.

“Life Business Required Initial Premium” means the initial premium payable to RLI in connection with the Life Business Reinsurance Agreement calculated in accordance with Schedule 1.1(k).

“Life Business Transferred Asset Value” means the aggregate Fair Market Value of the Investment Assets transferred by the Company to RLI in connection with the Life Business Reinsurance Agreement.

“Market Value Adjustment Amount” means an amount determined in accordance with Schedule 2.3(a).

“Material Adverse Effect” means any material adverse effect on (i) the financial condition, business, assets (when compared to liabilities) or results of operations of the Business or the Acquired Companies (after giving effect to the Pre-Sale Transactions), taken as a whole, or (ii) the ability of Seller to consummate timely any of the transactions contemplated by this Agreement and the other Transaction Agreements, but excluding, in the case of clause (i) of this definition only, any change, event, development or effect (each, an “Effect”) to the extent resulting from or arising out of: (A) general political, economic or securities, currency, capital, credit or financial market conditions (including changes in interest rates and changes in equity prices); (B) any occurrence or condition generally affecting participants in the United States life insurance or annuity industry; (C) any change or proposed change in GAAP, SAP or Applicable Law, or the interpretation or enforcement thereof; (D) natural or man-made catastrophe events, hostilities, acts of war or terrorism, or any escalation or worsening thereof; (E) any pandemic or similar outbreak; (F) the negotiation, execution and delivery of, or compliance with the terms of, or the taking of any action required by, this Agreement or the other Transaction Agreements, the failure to take any action prohibited by this Agreement or the other Transaction Agreements, or the public announcement of, or consummation of, any of the transactions contemplated hereby or thereby (including the effect thereof on the relationships (contractual or otherwise) of the Acquired Companies and their Affiliates with policyholders, clients, customers, employees, suppliers, vendors, service providers, members or Governmental Entities) (provided, that this clause (G) shall not apply (1) to any representation or warranty contained in this Agreement to the extent that it expressly purports to address the consequences resulting from the negotiation, execution, delivery, performance, consummation or public announcement of this Agreement, the other Transaction Agreements or the transactions contemplated hereby or thereby or (2) to the condition set forth in Section 6.2(a) to the extent related to the truth or accuracy of any such representation or warranty); (H) the identity of or facts related to Buyer Parent, Reinsurer Parent or their respective Affiliates or the effect of any action taken by Buyer Parent, Reinsurer Parent or their respective Affiliates, or taken by Seller or any of its Affiliates at the written request of Buyer Parent or Reinsurer Parent, or with the prior written consent of Buyer Parent or Reinsurer Parent; (I) any downgrade or threatened downgrade in the rating assigned to the Company by any rating agency (provided, that this clause (J) shall not exclude the underlying causes of any such downgrade or threatened downgrade from being considered in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur); or (K) any failure of the Business or an Acquired Company (after giving effect to the Pre-Sale Transactions) to meet any financial projections or targets (provided, that this clause (K) shall not exclude the underlying causes of any such failure from being considered in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur); provided, that, notwithstanding the foregoing, with respect to clauses (A), (B), (C), (D) and (E) above, any such Effect shall be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur only to the extent such Effect disproportionately adversely affects the Business or an Acquired Company (after giving effect to the Pre-Sale Transactions) as compared to other participants in the United States life insurance or annuity industry.

“Maximum Buyer Funding Amount” means an amount equal to $500,000,000 minus the amount of the Surplus Note Purchase Price, plus the Tax Event Amount.

“Maximum Excess Capital Amount” means an amount equal to the lesser of (i) $100,000,000 minus the DSL Closing Payment and (ii) the amount by which the Estimated Total Adjusted Book Value is greater than the sum of the Estimated Required Adjusted Book Value plus the Maximum Buyer Funding Amount.

“Milliman” means Milliman, Inc.

“Minimum DSL Net Capital Amount” means, as of the Effective Time, an amount equal to the greatest of (a) 120% of the DSL’s required minimum net capital, (b) 10% of DSL’s aggregate indebtedness, with each of (a) and (b) calculated in accordance with Rule 15c3-1 under the Exchange Act based on the amount of excess net capital and deductions reported in the then most recently filed Form X-17A-5, and (c) the minimum amount of DSL Net Capital required by FINRA to be held by DSL as of the Effective Time (calculated without regard to any capital required to fund any activities of DSL after the Closing other than the continuation of the activities it conducted with respect to the Business prior to the Closing Date).

“Open Source Software” means any Software that is licensed or distributed pursuant to: (i) any license that is a license now or in the future approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL); (ii) any license to Software that is considered “free software” or “open source software” (as each term is defined by the Open Source Foundation or the Free Software Foundation); or (iii) any license that requires that any portion of such Software or any derivative work of such Software be either (A) licensed for the purpose of making modifications or derivative works, or (B) redistributable at no charge.

“Other Investors” means, collectively, Crestview, or its applicable Affiliate, Reverence, or its applicable Affiliate, and any other investors (other than Seller, Buyer, Reinsurer Parent or any of their respective Affiliates) that will acquire equity securities of Buyer Parent or any of its Subsidiaries prior to, at or immediately after the Closing.

“Patents” means patents and applications for patents (including any and all provisionals, divisionals, continuations, continuations-in-part, extensions and reissues thereof).

“Payout Annuities” means CBVA Contracts with respect to which periodic contract payments are being made as of the applicable date of determination.

“Payout Asset Ratio” means 1.035.

“Permitted Lien” means, with respect to any asset, any: (i) unfiled carriers’, mechanics’, materialmens’ or similar Lien with respect to amounts not yet due and payable or that are being contested in good faith through appropriate proceedings; (ii) Lien that is specifically disclosed in Section 1.1(e) of the Seller Disclosure Schedule or Section 1.1(c) of the Buyer Disclosure Schedule, as applicable; (iii) Lien related to deposits required by any Insurance Regulator; (iv) Lien for Taxes, governmental assessments or other governmental charges which are not yet due and payable or due and payable but not delinquent or that is being contested in good faith through appropriate proceedings and, if and to the extent that reserves with respect thereto are required to be maintained under the applicable accounting principles with respect to any such Acquired Company, for which adequate reserves are contained on the financial statements of the Acquired Companies; (v) non-exclusive licenses of Intellectual Property granted to customers, vendors, distributors, resellers and agents in the ordinary course of business pursuant to forms of agreements that have been provided to Buyer Parent; (vi) Lien on personal property arising under a conditional sales Contract or equipment lease with a third party; and (vii) Lien or other imperfection of title on tangible property that does not materially detract from the current value or materially interfere with the current use of such property.

“Permitted Transaction” means, in any single transaction or series of related transactions, by any Person or group of Persons, (a) a merger, reorganization, share exchange, amalgamation, business combination, consolidation or similar transaction involving Seller or any of its Subsidiaries (other than the Acquired Companies), (b) any purchase of or tender or exchange offer for all or any portion of Seller’s or any of its Subsidiary’s (other than the Acquired Companies’) equity securities, or (c) any purchase of all or any portion of the Excluded Assets or the Excluded Business, in each case, that would not materially impair Seller’s ability to consummate the transactions contemplated by this Agreement and the other Transaction Agreements.

“Person” means an individual, corporation, partnership, joint venture, limited liability company, association, trust, unincorporated organization, Governmental Entity or other entity.

“Personal Data” has the same meaning as “personal data,” “personal information,” or other analogous terms under Privacy Requirements, including information that allows the identification of a natural person or any data that, if it were subject to unauthorized access, would require notification under Privacy Requirements to the data subject.

“Post-Closing Tax Periods” means any and all Tax periods that begin on the day after the Closing Date and the portion of any Straddle Period beginning on the day after the Closing Date.

“Pre-Closing Dividend” means a cash dividend or other distribution declared and lawfully paid by the Company to VHI at the Closing in an aggregate amount equal to the lesser of (i) the excess of the Estimated Total Adjusted Book Value (determined prior to the declaration of the Pre-Closing Dividend) over the Estimated Required Adjusted Book Value and (ii) the aggregate amount approved by the Iowa Insurance Division.

“Pre-Closing Tax Periods” means any and all Tax periods that end on or before the Closing Date and the portion of any Straddle Period ending at the end of day on which the Closing occurs.

“Privacy Requirements” means the provisions of the following that set forth privacy or data security requirements that apply to collection, processing, storage, disclosure, disposal or other handling of Personal Data: (i) Applicable Laws, including local, state, federal, and international privacy, data protection, information security, or related laws relating to the collection, processing, storage, disclosure, disposal, or other handling of Personal Data, including but not limited to the Financial Services Modernization Act of 1999, 15 U.S.C. §§ 6801-6809; Fair Credit Reporting Act, 15 U.S.C. § 1681, et seq.; Telephone Consumer Protection Act, 47 U.S.C. § 227; the Health Insurance Portability & Accountability Act of 1996, 42 U.S.C. § 1320d et seq., and Subtitle D of the Health Information Technology for Economic and Clinical Health Act of 2009, 42 U.S.C. § 17921, et seq.; the New York Department of Financial Service’s Cybersecurity Requirements for Financial Services Companies 23 NYCRR Part 500; (ii) Contracts that impose requirements relating to the collection, processing, storage, disclosure, disposal or other handling of Personal Data; and (iii) applicable industry standards, such as the Payment Card Industry Data Security Standards, that impose requirements on the collection, processing, storage, disclosure, disposal or other handling of Personal Data.

“Producer” means any broker, insurance producer, agent, general agent, managing general agent, master broker agency, broker general agency, financial specialist or other Person, including any employee of Seller or its Affiliates, responsible for writing, marketing, producing, selling, soliciting or servicing Insurance Contracts prior to the Closing.

“Product Tax Law Rules” means (i) Applicable Laws of the United States specifying the requirements for the Insurance Contracts to qualify for certain Tax treatment (including the monitoring of the Insurance Contracts for qualification for such Tax treatment) and (ii) the Tax reporting, withholding and disclosure rules applicable to the Insurance Contracts in the United States. For the avoidance of doubt, “Product Tax Law Rules” include Sections 72, 101, 817, 7702, 7702A and 7702B of the Code and the Treasury Regulations promulgated thereunder and all Tax reporting, withholding, and disclosure rules applicable to the Insurance Contracts under Applicable Law.

“Prohibited Person” means (i) a Person that is listed in the annex to, or is otherwise designated pursuant to, Executive Order No. 13224, (ii) a Person owned or controlled by, or acting for or on behalf of, any person or entity that is listed in the annex to, or is otherwise designated pursuant to, Executive Order No. 13224, (iii) a U.S. person who is prohibited from dealing or otherwise engaging in any transaction by any Anti-Terrorism Law, (iv) a Person who commits, threatens or conspires to commit or supports “terrorism” as defined in Executive Order No. 13224 or (v) a Person that is named as a “specially designated national and blocked person” on the most current list published by the U.S. Treasury Department Office of Foreign Assets control at its official website, http://www.treas.gov/ofac/t11sdn.pdf or at any replacement website or at any other official publication of such list. For purposes of this definition, “Executive Order No. 13224” means the Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001, relating to “Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism,” and “Anti-Terrorism Law”

means any Law relating to terrorism or money-laundering, including Executive Order No. 13224 and the “Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001” (Public Law 107-56), as amended from time to time.

“Qualified Employee” means each Designated Employee and each employee of Seller and its Affiliates identified by Seller to serve in a role identified on Schedule 1.1(l) (each, a “Qualified Role”) and consented to by Buyer Designee (such consent not to be unreasonably withheld, conditioned or delayed), and each employee identified by Seller to replace any such individual and consented to by Buyer Designee (such consent not to be unreasonably withheld, conditioned or delayed).

“Real Property” means, collectively, the Owned Real Property and the Leased Real Property.

“Real Property Transfer Agreements” means (i) an appropriate agreement or instrument pursuant to which the Company will, at the Closing, transfer the Owned Real Property to SLD, (ii) one or more assignment agreements pursuant to which the Company will, at the Closing, assign any and all of its interest in and to certain of the Leases to Seller or its applicable Affiliates and (iii) one or more sub-lease(s) (in form and substance, in such locations and on such terms and conditions as are reasonably acceptable to Buyer Parent, but which shall, in any event, include space located at 699 Walnut Street, Des Moines, Iowa and 1475 Dunwoody Drive, West Chester, Pennsylvania) pursuant which the Company will sub-lease certain portions of the Leased Real Property from Seller or its applicable Affiliates, in each case in connection with the Restructuring and in the form agreed by the parties prior to the Closing pursuant to Section 5.28.

“Reference Closing Statement” means the statement set forth on Schedule 1.1(m), which is attached for illustrative purposes only.

“Reference Reserves” means an amount equal to $18,146,391,800.

“Reinsurer Party” means Reinsurer Parent or any controlled Affiliate of Reinsurer Parent that is a party to any Transaction Agreement.

“Release, Consent and Novation Agreements” means (i) the Release, Consent and Novation Agreement (2011 Stop Loss Reinsurance Agreement), substantially in the form attached as Exhibit X-1, that will be entered into at the Closing by the Company, SLD and an Affiliate of SLD; (ii) the Release, Consent and Novation Agreement (2012 Stop Loss Reinsurance Agreement), substantially in the form attached as Exhibit X-2, that will be entered into at the Closing by the Company, RLI and an Affiliate of RLI; and (iii) the Release, Consent and Novation Agreement (2014 Stop Loss Reinsurance Agreement), substantially in the form attached as Exhibit X-3, that will be entered into at the Closing by the Company, SLD and an Affiliate of SLD.

“Remaining Surplus Note Amount” means the aggregate principal amount of the Surplus Notes that remain outstanding as of the Closing Date prior to giving effect to the Surplus Note Transfer.

“Representative” means any Person’s Affiliates, or its or its Affiliates’ directors, officers, employees, agents, advisors, attorneys, accountants, consultants and representatives.

“Required Adjusted Book Value” means an amount equal to (i) the Required CBVA Closing Assets (CTE95 in excess of account value), plus (ii) the Required Payout Closing Assets, minus (iii) the Company’s general account statutory reserves, net of CARVM allowances, as of the Closing Date in respect of the CBVA Contracts (excluding general account reserves in respect of fixed investment options under CBVA Contracts), plus (iv) $350,000,000 of the Remaining Surplus Note Amount, plus (v) the Tax Event Amount.

“Required CBVA Closing Assets” means an amount equal to (i) the CTE95 Amount as of the Closing Date plus (ii) the Market Value Adjustment Amount.

“Required Payout Closing Assets” means an amount equal to (i) the Company’s statutory reserves for the Payout Annuities as of the Closing Date calculated in accordance with the Reserve Methodologies multiplied by (ii) the Payout Asset Ratio.

“Reserve Methodologies” means SAP, applied in a manner consistent with the application of SAP by the Company or RLI, as applicable, in the preparation of the Statutory Statements as of June 30, 2017, as modified by, and in accordance with, the Agreed Accounting Principles.

“Reserves” means the reserves (including reserves established under Applicable Law or otherwise for payment of benefits, losses, claims, expenses and similar purposes (including claims litigation)) maintained by the Company, RRII or RLI with respect to the Insurance Contracts.

“Resolution Process” means, with respect to any condition, limitation or qualification that if imposed by a Governmental Entity in connection with any permit, order, consent, approval or authorization relating to the consummation of the transactions contemplated by the Transaction Agreements would result in a Burdensome Condition, a process by which Seller, Buyer Parent and Reinsurer Parent ( will meet in order to: (i) exchange and review their respective views as to such condition, limitation or qualification; (ii) discuss in good faith potential approaches that would avoid such condition, limitation or qualification or mitigate its impact; and (iii) negotiate in good faith to agree to modify the terms of this Agreement or the other Transaction Agreements, on mutually acceptable terms and on an equitable basis, in a way that would substantially eliminate any such condition, limitation or qualification or sufficiently mitigate its adverse effect so that it would no longer constitute a Burdensome Condition hereunder.

“Restructuring Agreements” means (i) the Employee Benefit Recapture Agreements; (ii) the Life Business Reinsurance Agreement, (iii) the Life Business Administrative Services Agreement, (iv) the Restructuring Assignment and Assumption Agreement, (v) the Restructuring Bill of Sale, (vi) the Closing Assignment and Assumption Agreement, (vii) the Closing Bill of Sale, (viii) the Real Property Transfer Agreements and (ix) the Release, Consent and Novation Agreements.

“Restructuring Assignment and Assumption Agreement” means the Assignment and Assumption Agreement, substantially in the form attached hereto as Exhibit V-1, entered into by the Company, on the one hand, and Seller and its applicable Affiliates, on the other hand, in connection with the Restructuring.

“Restructuring Bill of Sale” means the Bill of Sale, substantially in the form attached hereto as Exhibit V-2, entered into by the Company, on the one hand, and Seller and its applicable Affiliates, on the other hand, in connection with the Restructuring.

“Retained Business Administrative Services Agreement” means the Administrative Services Agreement, dated as of the Closing Date, among the Company, on the one hand, and RLI, SLD, VRIAC and VITC, on the other hand, substantially in the form attached as Exhibit G-1.

“Retained CBVA Business” means the business of SLD, RLI, RLINY and VRIAC related to the Retained CBVA Contracts, including issuing, underwriting, selling, distributing, marketing, delivering, cancelling, reinsuring and administering the Retained CBVA Contracts.

“Retained CBVA Contracts” means any group or individual annuity contract or certificate, whether or not registered under the Securities Act, if the value of such contract or certificate, any unit of interest or participation therein, or any investment option available thereunder, either prior or subsequent to annuitization (including Payout Annuities), or both, varies (in whole or in part) according to the investment experience of the separate account in which the contract participates, in each case that were written or issued by SLD, RLI, RLINY or VRIAC prior to January 1, 2011. For clarity, “Retained CBVA Contract” includes any fixed account option available under any annuity contract or certificate included in this definition.

“Retained FA Business” means the business of SLD, RLINY and VRIAC related to the Retained FA Contracts, including issuing, underwriting, selling, distributing, marketing, delivering, cancelling, reinsuring and administering the Retained FA Contracts.

“Retained FA Contracts” means any fixed annuities, fixed indexed annuities, single premium immediate annuities (SPIA) and lifetime income annuities contracts, in each case that are written by SLD, RLINY or VRIAC. For clarity, FA Contract does not include any fixed account investment option offered under any Retained CBVA Contract.

“Reverence” means Reverence Capital Partners, L.P.

“RLI Administrative Services Agreement” means the Administrative Services Agreement (Ceded Business), dated as of the Closing Date, by and between RLI and the Company, substantially in the form attached hereto as Exhibit D.

“RLI Ceding Commission” means negative thirteen million dollars (-$13,000,000). For the avoidance of doubt, the RLI Ceding Commission shall not be subject to adjustment pursuant to Section 2.4.

“RLI FA Business Books and Records” means the books and records (whether in hardcopy or digital format and whether stored in network facilities or otherwise) of or related to the FA Business operated by RLI in the possession or control of Seller, RLI or their Affiliates.

“RLI FA Business Reinsurance Agreement” means collectively, (i) the Reinsurance Agreement, dated as of the Closing Date, by and between RLI and Reinsurer, substantially in the form attached hereto as Exhibit E-3 and (ii) the Modified Coinsurance Agreement, dated as of the Closing Date, by and between RLI and Reinsurer, substantially in the form attached hereto as Exhibit E-4.

“RLI FA Business Reinsurance True-Up Amount” means an amount (which may be positive or negative) equal to (i) the Final RLI Transferred Asset Value minus (ii) the Final RLI Required Initial Premium.

“RLI Required Initial Premium” means the initial premium payable to Reinsurer in connection with the RLI FA Business Reinsurance Agreement calculated in accordance with Schedule 1.1(n).

“RLINY Retained Business Administrative Services Agreement” means the Administrative Services Agreement (Retained Business), dated as of the Closing Date, by and between RLINY and the Buyer, substantially in the form attached hereto as Exhibit G-2.

“RLI Transferred Asset Value” means the aggregate Fair Market Value of the Investment Assets transferred by RLI to Reinsurer in connection with the RLI FA Business Reinsurance Agreement.

“RPS Administrative Services Agreement” means the Administrative Services Agreement, dated as of the Closing Date, by and between RLI and the Company, substantially in the form attached hereto as Exhibit Y.

“RRII Trust Excess Amount” means the amount, if any, by which the aggregate statutory book value (calculated using SAP applicable to the Company) of the remaining Trust Assets after giving effect to the consummation of the CBVA Recapture in the manner contemplated by the first sentence of the last paragraph of Section 2.1 exceeds the Target Trust Amount.

“RRII Trust Shortfall Amount” means the amount, if any, by which the aggregate statutory book value (calculated using SAP applicable to the Company) of the remaining Trust Assets after giving effect to the consummation of the CBVA Recapture in the manner contemplated by the first sentence of the last paragraph of Section 2.1 would be less than the Target Trust Amount.

“Sanctioned Person” means at any time any Person: (i) listed on any Sanctions-related list of specially designated or blocked persons, (ii) resident in or organized under the laws of a country or territory that is the subject of comprehensive restrictive Sanctions (including, as of the date of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea region), or (iii) majority-owned (in the aggregate) or controlled by any of the foregoing.

“Sanctions” means those economic or financial sanctions or trade embargoes imposed, administered, or enforced from time to time by the U.S. government (including by the U.S. Treasury, Office of Foreign Assets Control or the U.S. Department of State), the European Union and implemented by its member states, the United Nations Security Council, and Her Majesty’s Treasury of the United Kingdom.

“SAP” means, as to any regulated insurance company, the statutory accounting practices prescribed or permitted by the Insurance Regulator in the jurisdiction in which such company is domiciled.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Select Advantage Employee” means each employee of Seller and its Affiliates identified by Seller to serve in a role identified on Schedule 1.1(o) and consented to by Buyer Designee (such consent not to be unreasonably withheld, conditioned or delayed), and each employee identified by Seller to replace any such individual and consented to by Buyer Designee (such consent not to be unreasonably withheld, conditioned or delayed).

“Seller Benefit Plan” means each Employee Benefit Plan that is sponsored or maintained by Seller or any of its Affiliates (other than the Acquired Companies), to which Seller or any of its Affiliates (other than the Acquired Companies) is a party, to which Seller or any of its Affiliates contributes or is obligated to contribute or with respect to which Seller or any of its Affiliates has any Liability, in each case, for the benefit of a Covered Employee (or his or her dependents and beneficiaries), but excluding any Company Benefit Plan.

“Seller Deferred Compensation Plan Accruals” means the amount accrued pursuant to the Seller Deferred Compensation Plans in respect of Covered Employees through and including the Closing Date. The amount accrued pursuant to any Seller Deferred Compensation Plan that is not an account balance plan shall be determined as of the Closing Date based on the actuarial assumptions historically and customarily used by Seller and its Affiliates to assess liability under such plan reflecting current economic conditions and in accordance with GAAP.

“Seller Deferred Compensation Plans” means the Voya Supplemental Executive Retirement Plan and the Voya Deferred Compensation Savings Plan, as the same have been amended or restated from time to time.

“Seller Disclosure Schedule” means the disclosure schedule (including any attachments thereto) delivered by Seller to Buyer on the date hereof in connection with this Agreement.

“Seller Group” means any “affiliated group” (as defined in Section 1504(a) of the Code without regard to the limitations contained in Section 1504(b) of the Code), or any other group of corporations filing Tax Returns on a combined, consolidated or unitary basis, that, at any time on or before the Closing Date, includes or has included any Acquired Company or any direct or indirect predecessor of any Acquired Company, on the one hand, and Seller or any of its Affiliates (other than any Acquired Company), on the other hand.

“Seller Party” means Seller or any Affiliate of Seller that is a party to any Transaction Agreement.

“Separation and Migration Costs” means (i) all out-of-pocket consent costs associated with obtaining any consents, approvals or waivers in accordance with Section 5.4(c), (ii) all out-of-pocket fees, costs and expenses incurred in connection with obtaining a New Contract pursuant to Section 5.14 (but not ongoing or increased costs under any such New Contracts) after the Closing and (iii) the out-of-pocket fees, costs and expenses set forth on Schedule 1.1(p) and (iv) the other costs and expenses incurred in connection with (A) the separation and migration of the assets, infrastructure and data from Seller and its Affiliates (other than the Acquired Companies) to the Acquired Companies and (B) the actions reasonably necessary for the Company to operate the Business immediately after the Closing substantially in the manner in which it is being conducted as of the date hereof; provided that the internal costs and expenses incurred by Seller and its Affiliates for the time spent by their employees based on the matters contemplated by this definition shall be the costs determined in accordance with the methodology set forth on Schedule 1.1(p); provided, further, that “Separation and Migration Costs” shall not include any fees, costs or expenses incurred in connection with the transfer of the Excluded Business from any Acquired Company to Seller or any of its Subsidiaries (other than any Acquired Company) (other than fees, costs or expenses incurred in connection with the separation of systems, data and information of the Excluded Business that is commingled with the systems, data and information of the Business).

“Software” means all computer software (including web sites, HTML code, firmware and other software embedded in hardware devices), data files, object codes, source codes, APIs, tools, user interfaces, databases, and related documentation and materials.

“Straddle Period” means any Tax period that includes, but does not end on, the Closing Date.

“Subsidiary” of any Person at the time in question means another Person more than 50% of the total combined voting power of all classes of capital stock or other voting interests of which, or more than 50% of the equity securities of which, is at such time owned directly or indirectly by such first Person.

“Support Agreement” means the surplus note support agreement having the terms set forth on Exhibit L.

“Surplus Note Purchase Price” means the sum of the aggregate principal amount of the Surplus Notes contemplated to be included in the Surplus Note Transfer plus accrued but unpaid interest thereon through the Closing Date.

“Surplus Note Transfer” means the sale by Seller or its applicable Affiliates to Buyer, and the purchase by Buyer from Seller or its applicable Affiliates, of all of the aggregate principal amount of the Surplus Notes issued by the Company and identified in clauses (iii) and (iv) of the definition of “Surplus Notes,” at par (plus accrued but unpaid interest thereon) to the extent that they are part of the Remaining Surplus Note Amount and cause the Remaining Surplus Note Amount to exceed $350,000,000. The Surplus Notes to be included in the Surplus Note Transfer will first be the Surplus Notes identified in clause (iv) of the definition of “Surplus Notes” until fully transferred, followed by the Surplus Notes identified in clause (iii) of the definition thereof.

“Surplus Notes” means, collectively, (i) the 6.257% Surplus Note with aggregate principal amount of $175,000,000, issued by ING USA Annuity and Life Insurance Company to RLI on December 29, 2004, (ii) the 6.257% Surplus Note with aggregate principal amount of $175,000,000, issued by ING USA Annuity and Life Insurance Company to ING Life Insurance and Annuity Company on December 29, 2004, (iii) the 6.257% Surplus Note with aggregate principal amount of $50,000,000, issued by ING USA Annuity and Life Insurance Company to Security Life of Denver International Ltd. on December 29, 2004, and (iv) the 7.979% Surplus Note with aggregate principal amount of $35,000,000 issued by Golden American Life Insurance Company to First Columbine Life Insurance Company.

“Target Trust Amount” means an amount equal to (a) $639,892,000 plus (b) the aggregate statutory book value (determined in accordance with SAP applicable to the Company) of any capital contributions or other transfers or additions to the Trust Assets from Seller or any of its Subsidiaries between June 30, 2017 and the Closing Date minus (c) the aggregate statutory book value (determined in accordance with SAP applicable to the Company) of any amounts released from the Trust Assets to Seller or any of its Subsidiaries between June 30, 2017 and the Closing Date.

“Tax” (and, with correlative meaning, “Taxes”) means: (i) any and all federal, state, local, or foreign income, premium, property (real or personal), sales, excise, employment, payroll, withholding on amounts paid to or by any Person, gross receipts, license, severance, stamp, occupation, windfall profits, environmental, customs, duties, governmental fee or other like assessment, capital stock, franchise, profits, social security (or similar, including FICA), unemployment, disability, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind or any charge of any kind in the nature of (or similar to) taxes whatsoever, including any interest, penalty, or addition thereto, and (ii) any Liability for the payment of amounts determined by reference to amounts described in clause (i) above as a result of being or having been a member of any group of corporations that files, will file, or has filed Tax Returns on a combined, consolidated or unitary basis, as a result of any obligation under any agreement or arrangement (including any Tax Sharing Arrangement), as a result of being a transferee or successor, or by Contract (other than any ordinary course commercial Contract the primary subject of which is not Taxes or any lending arrangement).

“Tax Authority” means any Governmental Entity having jurisdiction over the assessment, determination, collection or other imposition of any Taxes.

“Tax Event Amount” means an amount equal to (i) if no Tax Event has occurred, $0.00, and (ii) if a Tax Event has occurred, $80,000,000.00.

“Tax Return” means any report, estimate, extension request, information statement, claim for refund, or return relating to, or required to be filed in connection with, any Tax, including any schedule or attachment thereto, and any amendment thereof.

“Tax Sharing Arrangement” means any written or unwritten agreement or arrangement, the primary subject matter of which is providing for the allocation or payment of Tax liabilities or for Tax benefits between or among members of any group of corporations that files, will file, or has filed Tax Returns on a combined, consolidated or unitary basis.

“Total Adjusted Book Value” means the amount set forth on “Total Adjusted Book Value” in the Reference Closing Statement, the Estimated Closing Statement, the Subject Closing Statement or the Final Closing Statement, as applicable as the context requires, which, for the avoidance of doubt, will be determined and calculated in accordance with the Accounting Principles after giving effect to the Pre-Sale Transactions and the Remaining Surplus Note Amount minus the sum of (i) the aggregate principal amount of the Surplus Notes contemplated to be included in the Surplus Note Transfer and (ii) fifty percent (50%) of the absolute value of the Company’s closed-block ISP gross negative interest maintenance reserve.

“Total Ceding Commission” means an amount equal to the sum of (x) the product of (i) (A) the Actual Reserves, divided by (B) the Reference Reserves, multiplied by (ii) the Base Ceding Commission minus $67,500,000, plus (y) $67,500,000.

“Trade Secrets” means trade secrets, inventions (whether or not patentable), processes, formulae, models, know-how, ideas, schematics, algorithms, research and development, databases, customer lists and confidential information.

“Trademarks” means trademarks, tradenames, trade dress, logos, service marks or other indicia of origin, all common law rights therein, registrations and applications for trademark registration thereof and any goodwill associated therewith.

“Transaction Agreements” means this Agreement, the Restructuring Agreements, the CBVA Recapture Agreement, the FA Business Reinsurance Agreements, the Administrative Services Agreements, the Subscription Agreement, the LLC Agreement, the Investment Management Agreements, the Transition Services Agreement, the Limited Guarantees, the Financing Commitments, the Earn-Out Agreement, the Support Agreement and the Buyer Affiliate Agreements.

“Transaction Expenses” means, without duplication, all Liabilities (except for any Taxes, including Conveyance Taxes) incurred by any party hereto or any of its Affiliates for fees, expenses, costs or charges as a result of the contemplation, negotiation, efforts to consummate or consummation of the transactions contemplated by this Agreement, including any fees and expenses of investment bankers, attorneys (including indemnification obligations and payments), accountants or other advisors, and any fees payable by such parties to Governmental Entities or other third parties, in each case, in connection with the consummation of the transactions contemplated by this Agreement, but excluding any Separation and Migration Costs.

“Transition Services Agreement” means the transition services agreement, dated as of the Closing Date, by and between Voya Services Company and Buyer, substantially in the form attached as Exhibit H.

“Treasury Regulations” means all proposed, temporary and final regulations promulgated under the Code, as such regulations may be amended from time to time.

“Trust Assets” means the Investment Assets (including all currency swaps, interest rate swaps and other hedging or similar arrangements) held in the credit for reinsurance trust with respect to which the Company is the beneficiary or the funds withheld account, in each case, established under the Reinsurance Contract between the Company, as cedant, and RRII, as reinsurer.

“User Data” means any Personal Data collected or obtained by or on behalf of any Acquired Company or, with respect to the Business, Seller or any of its Affiliates.

“Willful Breach” means, with respect to any breaches or failures to perform any of the covenants or other agreements contained in this Agreement, an act or failure to act undertaken by the breaching party with actual knowledge that such party’s act or failure to act would, or would reasonably be expected to, result in or constitute a breach of this Agreement.

In addition, the following terms shall have the respective meanings set forth in the following sections of this Agreement:

Term	Section
AAIA	Recitals
AAM	Recitals
Acquisition Proposal	5.19
Actuarial Data	3.17(a)
Additional FA Contracts	5.21
Adjustment Report	2.4(d)(iv)
ALRe	Recitals
Alternate Company FA Reinsurance Agreement	5.31
Alternate FA Business Reinsurance Agreements	5.31
Alternate RLI FA Reinsurance Agreement	5.31
Agreement	Preamble
Apollo	Recitals
Apollo Equity Commitment Letter	4.1(h)(i)
Associated Persons	3.11(a)
Athene Equity Commitment Letter	4.1(h)(i)
BD Regulatory Filings	3.25(a)
Broker-Dealer Activities	3.25(a)
Business Registered Intellectual Property Rights	3.21(b)
Buyer	Recitals
Buyer Benefit Plans	5.12(c)
Buyer Deferred Compensation Plans	5.12(k)
Buyer Indemnified Persons	7.2(a)

Term	Section
Buyer Parent	Preamble
Buyer Parent Interests	Recitals
Buyer Parent Specified Representations	7.4(a)
Buyer’s DC Plan	5.12(h)
Cafeteria Plan Participants	5.12(i)
Cap	7.3(a)
CBVA Allocated Investment Assets	3.27(a)
CBVA Recapture	2.1(c)
Claim Notice	7.5(a)
Closing	2.2
Closing Date	2.2
Closing Date CTE95 Report	2.4(b)
Communications Plan	5.35
Company	Recitals
Company Cafeteria Plan	5.12(i)
Company Investment Management Agreement	Recitals
Company Investment Management Agreement Term Sheet	Recitals
Company SEC Reports	3.6(d)
Condition Satisfaction	2.2
Control Investor	5.4(a)
Conveyance Taxes	8.5
Covered Employee	5.12(a)
Covered Period	5.12(b)
D&O Indemnified Person	5.10
Deal Communications	10.13(b)
Debt Commitment Letter	4.1(h)(ii)
Debt Financing	4.1(h)(ii)
Deductible	7.3(a)
Direct Product Tax Claim	7.9(a)
Dispute Notice	2.4(d)(i)
DSL	Recitals
DSL Closing Payment	2.3(c)
DSL Interests	Recitals
Effective Time	2.2
Environmental Law	3.19
Equity Commitment Letters	4.1(h)(i)
Equity Financing	4.1(h)(i)
ERISA Affiliate	3.9(f)
ERISA Separate Accounts	3.24(a)
Estimated Closing Statement	2.3(a)
Estimated Company Required Initial Premium	2.3(a)
Estimated Company Transferred Asset Value	2.3(a)
Estimated DSL Net Capital	2.3(a)
Estimated Required Adjusted Book Value	2.3(a)

Term	Section
Estimated Required CBVA Closing Assets	2.3(a)
Estimated Required Payout Closing Assets	2.3(a)
Estimated RLI Required Initial Premium	2.3(a)
Estimated RLI Transferred Asset Value	2.3(a)
Estimated Total Adjusted Book Value	2.3(a)
Estimated Total Ceding Commission	2.3(a)
Excluded Role	5.12(a)
Final Closing Statement	2.4(d)(vii)
Final Company Ceding Commission	2.4(d)(vii)
Final Company Required Initial Premium	2.4(d)(vii)
Final Company Transferred Asset Value	2.4(d)(vii)
Final Life Business Required Initial Premium	2.4(d)(vii)
Final Life Business Transferred Asset Value	2.4(d)(vii)
Final Required Adjusted Book Value	2.4(d)(vii)
Final RLI Required Initial Premium	2.4(d)(vii)
Final RLI Transferred Asset Value	2.4(d)(vii)
Final Total Adjusted Book Value	2.4(d)(vii)
Financial Statements	3.6(a)
Financing	4.1(h)(ii)
Financing Commitments	4.1(h)(ii)
FINRA CMA	5.4(b)(ii)
FINRA Rules	3.25(a)
Future Annual GAAP Statements	5.16(a)
Future Annual Statutory Statements	5.16(a)
Future Quarterly GAAP Financial Statements	5.16(a)
Future Quarterly Statutory Financial Statements	5.16(a)
GAAP Financial Statements	3.6(a)
Governmental Approval	3.5
Improvements	3.20(c)
Inactive Business Employee	1.1
Indemnifiable Losses	7.4(d)
Indemnitee	7.4(b)
Indemnitor	7.4(c)
Indemnity Payment	7.4(e)
Independent Accounting Firm	2.4(d)(iii)
Independent Actuary	2.4(d)(iii)
Interim CTE95 Report	5.23
Investment Management Agreements	Recitals
IRS	3.9(a)
Lease	3.20(b)
Leased Real Property	3.20(b)
Limited Guarantees	Recitals
LLC Agreement	Recitals
LLC Agreement Term Sheet	Recitals
Material Contracts	3.13(a)

Term	Section
Material Producer	3.13(a)(iii)
Maximum Seller Contribution	2.3(b)(iii)
Modified GAAP	3.6(a)
New Contract	5.14(a)
New Employer Benefit Plans	5.12(c)
New Employer DC Plans	5.12(h)
New York Court	10.7(a)
Non-Compete Period	5.15
Non-Qualified FA Contracts	5.1(b)
Organizational Documents	3.1(b)
Outside Date	9.1(b)
Owned Real Property	3.20(a)
Payout Annuity Allocated Investment Assets	3.27(a)
Permits	3.11(b)
Permitted or Prescribed Accounting Practice	3.6(c)
Post-Closing SEC Reports	5.16(b)
Pre-Sale Transactions	2.1
Privileged Deal Communications	10.13(b)
Recovery Costs	10.1(c)
Registered Separate Account	3.24(d)
Reinsurance Contracts	3.16(a)
Reinsurer	Recitals
Reinsurer Financial Statements	4.2(h)
Reinsurer Parent	Preamble
Reinsurer Parent Specified Representations	7.4(f)
Reinsurer Statutory Statements	4.2(h)
Restructuring	2.1
Retained Hedge Losses	8.6(h)
Review Period	2.4(d)
RLI	Recitals
RLINY	Recitals
RRII	Recitals
Section 1.1502-36 Election	8.6(h)
Seller	Preamble
Seller Cafeteria Plan	5.12(i)
Seller Indemnified Persons	7.2(b)
Seller Specified Representations	7.4(g)
Seller Termination Schedule	5.12(g)
Seller Trademarks	5.7(a)
Separate Account Annual Statements	3.6(b)
Separate Accounts	3.24(a)
Services Company	5.30(a)
Shares	Recitals
SLD	Recitals
SMS Agreement	Recitals

Term	Section
SMS Agreement Term Sheet	Recitals
Solvent	4.1(i)
Specified Contracts	5.14(a)
Sponsors	Recitals
Statutory Statements	3.6(a)
Subject Closing Statement	2.4(c)
Subscription Agreement	Recitals
Subscription Amount	Recitals
Surviving Tax Representations	7.1(a)
Target Producers	5.35
Tax Contest	8.4
Tax Event	5.36
Tax Refund	8.3
Termination Fee	10.1(b)
Third Party Claim	7.4(h)
Threshold Amount	7.3(a)
VHI	Recitals
VIM	Recitals
VITC	Recitals
VRIAC	Recitals
WARN Act	5.12(h)
Willkie	10.13(a)

ARTICLE II

CLOSING

SECTION 2.1 Closing Date Transactions. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, the following shall occur, in the following sequential order:

(a) Seller shall cause the Restructuring Agreements to be executed by the Company and each of its Affiliates that is a party thereto and shall effect each of the transfers and assignments required to be effected thereunder (including the transfer of the Allocated Assets, free and clear of all Liens other than Permitted Liens, and the Allocated Contracts, with any such transfers being done in accordance with the Asset Identification Protocol, and the transfer of the Excluded Assets out of the Company);

(b) Seller shall cause the Company and RRII to enter into the CBVA Recapture Agreement and consummate the transactions contemplated thereby (the “CBVA Recapture”), including the transfer of CBVA Allocated Investment Assets and Payout Annuity Allocated Investment Assets into the Company, with any such transfers being done in accordance with the Asset Identification Protocol;

(c) (i) Reinsurer shall, and Seller shall cause the Company and RLI, as applicable, to, (A) enter into the FA Business Reinsurance Agreements and (B)) the RLI Administrative Services Agreement, (ii) the Company shall transfer to Reinsurer Investment Assets selected in accordance with the Asset Identification Protocol that have an aggregate Estimated Company Transferred Asset Value equal to the Estimated Company Required Initial Premium, (iii) RLI shall transfer to Reinsurer Investment Assets selected in accordance with the Asset Identification Protocol that have an aggregate Estimated RLI Transferred Asset Value equal to the Estimated RLI Required Initial Premium, (iv) Reinsurer shall pay the Estimated Company Ceding Commission to the Company and (v) Seller shall cause RLI to pay to Reinsurer the absolute value of the amount of the RLI Ceding Commission, as applicable, and the parties shall otherwise cause the transactions contemplated thereby to be consummated;

(d) Seller shall cause the FHLB Loans to be repaid, and any Liens related thereto to be terminated, discharged and released in full;

(e) Seller shall cause the Company to pay the Pre-Closing Dividend, if any, to Seller;

(f) Seller shall cause the actions contemplated by Section 5.6 (Related Party Agreements; Intercompany Obligations) and Section 5.25 (Hedging Arrangements) to occur;

(g) Seller, Buyer and Buyer Parent shall enter into the Support Agreement;

(h) Pursuant to the Subscription Agreement (i) Seller shall pay to Buyer Parent the Subscription Amount and the Increased Subscription Amount, if any, and (ii) Seller shall subscribe for and purchase from Buyer Parent, and Buyer Parent shall issue and sell to Seller, the Buyer Parent Interests;

(i) Seller, Buyer Parent and the Investors shall enter into the LLC Agreement;

(j) Buyer Parent and its applicable Affiliates shall enter into the Buyer Affiliate Agreements;

(k) Seller shall, or shall cause its applicable Affiliate to, sell, transfer and deliver to Buyer, and Buyer Parent shall cause Buyer to purchase and acquire from Seller or its applicable Affiliate, free and clear of all Liens, all of the outstanding equity interests of Services Company;

(l) Seller shall cause VRIAC to sell, transfer and deliver to Buyer, and Buyer Parent shall cause Buyer to purchase and acquire from VRIAC, free and clear of all Liens, all of the DSL Interests;

(m) Seller shall cause VHI to sell, transfer and deliver to Buyer, and Buyer Parent shall cause Buyer to purchase and acquire from VHI, free and clear of all Liens, all of the Shares;

(n) Seller shall cause VIM, on the one hand, and Buyer Parent shall cause the Company, on the other hand, to enter into the Investment Management Agreements;

(o) Reinsurer Parent shall cause AAIA to and Seller shall enter into the Earn-Out Agreement;

(p) Seller shall cause the Surplus Note Transfer to occur;

(q) the Company and the New Captive shall enter into the New Captive Reinsurance Agreement;

(r) Buyer Parent shall cause the Company, and Seller shall cause each of RLI, SLD, VITC and VRIAC, as applicable, to enter into the Retained Business Administrative Services Agreements, and the parties shall otherwise cause the transactions contemplated thereby to be consummated; and

(s) Buyer Parent shall cause Buyer, and Seller shall cause RLINY, to enter into the RLINY Retained Business Administrative Services Agreement, and the parties shall otherwise cause the transactions contemplated thereby to be consummated.

Each transaction set forth in this Section 2.1 will be consummated on the same day immediately after the preceding transaction and will be conditioned upon the completion of the prior transaction or transactions; provided that no Person shall be obligated to consummate any such transaction unless it shall have received reasonable assurances that the subsequent transactions will be so consummated on such day. The transactions contemplated by paragraphs (a) and (b) of this Section 2.1 are collectively referred to as the “Restructuring” and the Restructuring, together with the transactions contemplated by paragraphs (c), (d), (e), (f) and (g) of this Section 2.1 are collectively referred to as the “Pre-Sale Transactions.”

The CBVA Recapture will be effected on a basis in which the assets required to be transferred or released from the credit for reinsurance trust and the funds withheld account to the Company will equal the reserves and other insurance liabilities being assumed or recaptured by the Company; provided that in no event will Seller or any of its Affiliates (including RRII) be required to fund any required transfer under the CBVA Recapture Agreement using any assets other than the Trust Assets or any amounts released from the Trust Assets between June 30, 2017 and the Closing Date.

SECTION 2.2 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, New York 10019, at 10:00 a.m., New York City time, on (i) the first Business Day of the month immediately following the month in which all the conditions set forth in Article VI have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing (including the conditions in Section 6.2(d) and Section 6.3(d)), but subject to the satisfaction or waiver of such conditions at the Closing) in accordance with this Agreement (the “Condition Satisfaction”) or (ii) if the Condition Satisfaction occurs less than two (2) Business Days prior to the first Business Day of such month and the parties do not have prior notice that the Condition Satisfaction is reasonably likely to occur during such period, then the Closing shall take place on the first Business Day of the second month immediately following the month in which the Condition Satisfaction occurs, in each case unless another date, time or place is agreed to in writing by the parties hereto. The day on which the Closing occurs is referred to herein as the “Closing Date.” The Closing shall, for purposes of preparing the Estimated Closing Statement, the Subject Closing Statement and the Final Closing Statement, and calculating all amounts required to be calculated therefrom, be deemed effective as of 11:59:59 p.m. on the last calendar day of the month preceding the month in which the Closing occurs, and such date and time are herein referred to as the “Effective Time.”

SECTION 2.3 Purchase and Sale of the Shares.

(a) No later than eight (8) and no sooner than ten (10) days prior to the anticipated Closing Date, Seller shall deliver to Buyer Parent a statement (the “Estimated Closing Statement”) setting forth: (i) an estimated balance sheet of the Company as of the Effective Time prepared in accordance with the Accounting Principles after giving effect to the Pre-Sale Transactions and showing Seller’s good faith estimate of the Total Adjusted Book Value as of the Effective Time (the “Estimated Total Adjusted Book Value”) and an estimated balance sheet of DSL as of the Effective Time prepared in accordance with the Accounting Principles and showing Seller’s good faith calculation of the DSL Net Capital (the “Estimated DSL Net Capital”) as of the Effective Time; (ii) Seller’s calculations of the Required CBVA Closing Assets (the “Estimated Required CBVA Closing Assets”), the Required Payout Closing Assets (the “Estimated Required Payout Closing Assets”) and the Required Adjusted Book Value (the “Estimated Required Adjusted Book Value”); (iii) Seller’s good faith estimate of the Total Ceding Commission (the “Estimated Total Ceding Commission”); and (iv) Seller’s good faith estimate of the Company Required Initial Premium (the “Estimated Company Required Initial Premium”), the Company Transferred Asset Value (the “Estimated Company Transferred Asset Value”), the RLI Required Initial Premium (the “Estimated RLI Required Initial Premium”), the RLI Transferred Asset Value (the “Estimated RLI Transferred Asset Value”), the Life Business Required Initial Premium (the “Estimated Life Business Required Initial Premium”) and the Life Business Transferred Asset Value (the “Estimated Life Business Transferred Asset Value”). The Estimated Closing Statement will be prepared in good faith in accordance with the Accounting Principles and the CTE95 Model and Calculation Methodologies, and will be in the same format as the Reference Closing Statement. For purposes of calculating the Estimated Required Adjusted Book Value, (i) the CTE95 Amount shall be equal to the amount set forth on Seller’s Interim CTE95 Report delivered in the same month in which the Estimated Closing Statement is delivered and (ii) the Market Value Adjustment Amount shall be determined as of the Business Day preceding the date of delivery of the Estimated Closing Statement. During the seven (7) days immediately following the delivery of the Estimated Closing Statement, Seller and Buyer Parent shall cooperate and seek in good faith to correct any errors or mistakes in the preparation of and any inaccuracies of any items reflected in the Estimated Closing Statement, and, if applicable, the Estimated Closing Statement as revised (i) to include the Estimated Company Ceding Commission and (ii) pursuant to such discussions between Seller and Buyer Parent shall thereafter be deemed the Estimated Closing Statement for all purposes hereunder; provided, however, that if Buyer Parent and Seller do not reach agreement with respect to any such corrections during such seven (7) day period for any reason, then the Estimated Closing Statement delivered by Seller pursuant to the first sentence of this Section 2.3(a) (as adjusted for the RLI Ceding Commission) shall be the Estimated Closing Statement for all purposes hereunder and in no event shall any such disagreements prevent or delay the Closing.

(b) At the Closing:

(i) if the Estimated Total Adjusted Book Value is equal to the Estimated Required Adjusted Book Value, neither Buyer nor Seller shall be required to pay the other party any additional amount at the Closing in respect of the purchase and sale of the Shares and all of the outstanding equity interests of Services Company contemplated by this Agreement, other than the minimum payment contemplated by the proviso at the end of this Section 2.3(b);

(ii) if the Estimated Total Adjusted Book Value is greater than the Estimated Required Adjusted Book Value, Buyer Parent shall cause Buyer to pay to Seller or an Affiliate of Seller (as designated by Seller), by wire transfer of immediately available funds to such account or accounts of Seller or its Affiliates as Seller may designate in writing at least two Business Days prior to the Closing Date, an amount equal to such excess; provided, that (A) if the sum of such amount plus the DSL Closing Payment is in excess of the Maximum Buyer Funding Amount, Buyer Parent shall cause Buyer to pay an amount equal to the sum of (1) the Maximum Buyer Funding Amount, plus (2) the Maximum Excess Capital Amount and (B) if the Maximum Excess Capital Amount is the amount calculated pursuant to clause (i) of the definition thereof because such amount is less than the amount calculated pursuant to clause (ii) of the definition thereof, then Seller may, at its option and in its sole discretion, cause Buyer Parent to issue to Seller a senior note on the terms set forth on Schedule 2.3(b)(iii) in an aggregate principal amount equal to the excess of the amount calculated pursuant to clause (ii) of the definition of Maximum Excess Capital Amount over the amount calculated pursuant to clause (i) of the definition thereof; provided, further, that the amount of such senior note shall not exceed $100,000,000; and

(iii) if the Estimated Total Adjusted Book Value is less than the Estimated Required Adjusted Book Value, Seller shall, or shall cause one or more of its Affiliates to, contribute to the Company cash in an amount equal to such shortfall; provided that in no event shall such contribution exceed an amount, which may not be less than zero, equal to (A) $200,000,000 plus (B) the Company Asset Reduction Amount plus (C) the RRII Trust Excess Amount, if any, minus (D) the RRII Trust Shortfall Amount, if any, plus (E) the Tax Event Amount (collectively, the “Maximum Seller Contribution”);

provided, however, that Buyer shall be required to pay a minimum of $10,000 to Seller pursuant to this Section 2.3(b).

(c) At the Closing, Buyer Parent shall cause Buyer to pay to Seller or an Affiliate of Seller (as designated by Seller), by wire transfer of immediately available funds to such account or accounts of Seller or its Affiliates as Seller may designate in writing at least two Business Days prior to the Closing Date, as the initial purchase price for the DSL Interests, an amount equal to the lowest of (A) $4,000,000, (B) the Minimum DSL Net Capital Amount and (C) the Estimated DSL Net Capital (the “DSL Closing Payment”).

(d) At the Closing, Buyer Parent shall cause Buyer to pay to Seller or one or more Affiliates of Seller (as designated by Seller) an aggregate amount equal to the Surplus Note Purchase Price.

SECTION 2.4 Post-Closing Adjustment.

(a) The Final Total Adjusted Book Value, the Final Required Adjusted Book Value, the Final DSL Net Capital, the Final Company Ceding Commission, the Final Company Required Initial Premium, the Final Company Transferred Asset Value, the Final RLI Required Initial Premium and the Final RLI Transferred Asset Value shall be determined as set forth in subsections (c) and (d) of this Section 2.4. “Final Settlement Amount” means an amount equal to (i) the CBVA True-Up Amount plus (ii) the Company Ceding Commission True-Up Amount plus (iii) the Company FA Business Reinsurance True-Up Amount.

(i) If the Final Settlement Amount is a positive number, Buyer Parent shall cause the Company to pay to Seller or its designee, within five (5) Business Days after the final determination of the Final Settlement Amount, an amount equal to the Final Settlement Amount.

(ii) If the Final Settlement Amount is a negative number, Seller shall pay to the Company or its designee, within five (5) Business Days after the final determination of the Final Settlement Amount, an amount equal to the absolute value of the Final Settlement Amount.

(iii)

(1) If the Final DSL Net Capital is greater than or equal to the DSL Closing Payment, no payment shall be due from Buyer Parent to Seller or its Affiliates at such time and any such excess shall be paid in accordance with Section 5.33(c).

(2) If the Final DSL Net Capital is less than the DSL Closing Payment, Seller shall pay, or shall cause an Affiliate to pay, to the Company or its designee, within five (5) Business Days after the final determination of the Final DSL Net Capital, an amount equal to such shortfall.

(iv) If the RLI FA Business Reinsurance True-Up Amount is a positive number, Reinsurer shall pay to RLI, within five (5) Business Days after the final determination of the RLI FA Business Reinsurance True-Up Amount, an amount equal to the RLI FA Business Reinsurance True-Up Amount. If the RLI FA Business Reinsurance True-Up Amount is a negative number, RLI shall pay to Reinsurer, within five (5) Business Days after the final determination of the RLI FA Business Reinsurance True-Up Amount, an amount equal to the absolute value of the RLI FA Business Reinsurance True-Up Amount.

(v) If the Life Business Reinsurance True-Up Amount is a positive number, RLI shall pay to the Company, within five (5) Business Days after the final determination of the Life Business Reinsurance True-Up Amount,

an amount equal to the Life Business Reinsurance True-Up Amount. If the Life Business Reinsurance True-Up Amount is a negative number, the Company shall pay to RLI, within five (5) Business Days after the final determination of the Life Business Reinsurance True-Up Amount, an amount equal to the absolute value of the Life Business Reinsurance True-Up Amount.

Any payment required to be made by any Person pursuant to this Section 2.4(a) will be made by wire transfer of immediately available funds.

(b) Within thirty (30) days following the Closing Date, Seller shall prepare and deliver to Buyer Parent a report (the “Closing Date CTE95 Report”) setting forth Milliman’s calculation of the Closing CTE95 Amount. Buyer Parent and Seller shall, and Seller shall cause Milliman to, each cooperate with each other in the preparation and review of the Closing Date CTE95 Report.

(c) No later than one hundred eighty (180) days after the Closing Date, Buyer Parent shall cause Buyer to deliver to Seller a statement (the “Subject Closing Statement”) setting forth: (i) a balance sheet of the Company as of the Closing Date prepared in accordance with the Accounting Principles after giving effect to the Pre-Sale Transactions and showing Buyer Parent’s calculation of the Total Adjusted Book Value as of the Effective Time and an estimated balance sheet of DSL as of the Closing Date prepared in accordance with the Accounting Principles and showing Seller’s calculation of the DSL Net Capital as of the Effective Time; (ii) Buyer Parent’s calculations of the Required Adjusted Book Value, the Required CBVA Closing Assets, which shall be based on the Closing Date CTE95 Report, and Required Payout Annuity Closing Assets, and (iii) Buyer Parent’s calculations of the Company Ceding Commission, the Company Required Initial Premium, the Company Transferred Asset Value, the RLI Required Initial Premium, the RLI Transferred Asset Value, the Life Business Required Initial Premium and the Life Business Transferred Asset Value. The Subject Closing Statement will be prepared in good faith in accordance with the Accounting Principles and the CTE95 Model and Calculation Methodologies and will be in the same format as the Reference Closing Statement. In connection with Buyer Parent’s preparation of the Subject Closing Statement, Seller shall provide Buyer Parent and its Representatives with such access to the employees and Representatives (including Milliman) of Seller and its Affiliates and to such documentation, records and other information of Seller or any of its Affiliates as Buyer Parent or any of its Representatives may reasonably request; provided, that such access does not unreasonably interfere with the conduct of the business of Seller or its Affiliates; provided, further, that the independent accountants of Seller will not be obligated to make any work papers available to Buyer Parent, unless and until Buyer Parent has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such accountants.

(d) Seller shall have sixty (60) days after the date on which the Subject Closing Statement is delivered to it to review the Subject Closing Statement and the calculations set forth therein (the “Review Period”). In furtherance of such review, Buyer Parent and the Company shall provide Seller and its Representatives with such access to the employees and Representatives of Buyer Parent and the Company and to such documentation, records and other information of Buyer Parent or the Company as Seller or any of its Representatives may

reasonably request; provided, that such access does not unreasonably interfere with the conduct of the business of Buyer Parent or the Company; provided, further, that the independent accountants of Buyer Parent and the Company will not be obligated to make any work papers available to Seller, unless and until Seller has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such accountants.

(i) If Seller disagrees with the Subject Closing Statement (including any amount or computation set forth therein) in any respect and on any basis, Seller may, on or prior to the last day of the Review Period, deliver a notice to Buyer Parent setting forth, in reasonable detail, each disputed item or amount and the basis for Seller’s disagreement therewith (the “Dispute Notice”). The Dispute Notice shall set forth, with respect to each disputed item or amount, Seller’s position as to the correct amount or computation that should have been included in the Subject Closing Statement.

(ii) If no Dispute Notice is received by Buyer Parent with respect to any matter in the Subject Closing Statement on or prior to the last day of the Review Period, the amount or computation with respect to such matters as set forth in the Subject Closing Statement shall be deemed accepted by Seller, whereupon the amount or computation of such matter or matters shall be final and binding on the parties.

(iii) For a period of thirty (30) days beginning on the date that Buyer Parent receives a Dispute Notice, if any, Buyer Parent and Seller shall endeavor in good faith to resolve by mutual agreement all matters identified in the Dispute Notice. In the event that the parties are unable to resolve by mutual agreement any matter in the Dispute Notice within such thirty (30) day period, Buyer Parent and Seller shall jointly engage (A) an accounting firm of national reputation or any other Person, as mutually agreed by the parties hereto (the “Independent Accounting Firm”), to make a determination with respect to all matters in dispute, other than with respect to the calculation of the Closing CTE95 Amount, or (B) with respect to the calculation of the Closing CTE95 Amount, an actuarial firm of national reputation (the “Independent Actuary”); provided, that, if such firm is unwilling or unable to serve, unless otherwise agreed by the parties, such dispute shall be resolved in accordance with Section 10.7.

(iv) Buyer Parent and Seller will direct the Independent Accounting Firm or the Independent Actuary, as applicable, to render a determination within thirty (30) days after its retention, and Buyer Parent, Seller and their respective employees and Representatives will cooperate with the Independent Accounting Firm and the Independent Actuary, as applicable, during its engagement. Buyer Parent, on the one hand, and Seller, on the other hand, shall promptly (and in any event within ten (10) Business Days) after the Independent Accounting Firm’s or the Independent Actuary’s engagement, as applicable, each submit to the Independent Accounting Firm or Independent Actuary their respective computations of the disputed items or amounts identified in the Dispute Notice and information, arguments and support for their respective positions, and shall concurrently deliver a copy of such materials to the other party. Each party shall then be given an opportunity to supplement the information, arguments and support included in its initial submission with one additional submission to respond to any arguments or positions taken by the other party in such other party’s initial submission, which supplemental information shall be submitted to the Independent Accounting Firm or Independent Actuary, as applicable, (with a copy thereof to the other party) within five (5) Business Days after the first date on which both parties have submitted their respective initial submissions to the Independent Accounting Firm or Independent Actuary, as applicable. The Independent Accounting Firm or Independent Actuary, as applicable, shall thereafter be permitted to request additional or clarifying information from the parties, and each of the parties shall cooperate and shall cause their Representatives to cooperate with such requests of the Independent Accounting Firm or Independent Actuary, as applicable. The Independent Accounting Firm or Independent Actuary, as applicable, shall determine, based solely on the materials so presented by the parties and upon information received in response to such requests for additional or clarifying information and not by independent review, only those issues in dispute specifically set forth in the Dispute Notice and shall render a written report to Buyer Parent and Seller (each, an “Adjustment Report”) in which the Independent Accounting Firm or Independent Actuary, as applicable, shall, after considering all matters set forth in the Dispute Notice, determine what adjustments, if any, should be made to the amounts and computations set forth in the Subject Closing Statement solely as to the disputed items or amounts set forth in the Dispute Notice and shall determine the appropriate Total Adjusted Book Value, Closing CTE95 Amount, Required Adjusted Book Value, DSL Net Capital, Company Ceding Commission, Company Required Initial Premium, Company Transferred Asset Value, RLI Required Initial Premium, RLI Transferred Asset Value, Life Business Required Initial Premium and Life Business Transferred Asset Value on that basis.

(v) The Adjustment Report shall set forth, in reasonable detail, the Independent Accounting Firm’s or Independent Actuary’s, as applicable, determination with respect to each of the disputed items or amounts specified in the Dispute Notice, and the revisions, if any, to be made to the Subject Closing Statement, together with supporting calculations. In resolving any disputed item or amount, the Independent Accounting Firm and the Independent Actuary (A) shall be bound to the principles of this Section 2.4 and the terms of this Agreement, including whether the Subject Closing Statement was prepared in accordance with the Accounting Principles or the CTE95 Model and Calculation Methodologies, as applicable, (B) shall limit its review to matters specifically set forth in the Dispute Notice and (C) shall not assign a value to any matter higher than the highest value for such matter claimed by either party or less than the lowest value for such matter claimed by either party.

(vi) All fees and expenses relating to the work of the Independent Accounting Firm and the Independent Actuary shall be paid by the party (that is, Buyer Parent or Seller) whose position with respect to the matter in dispute is furthest from the Independent Accounting Firm’s or Independent Actuary’s, as applicable, final determination. Each Adjustment Report, absent fraud or manifest error, shall be expert determinations under New York law governing expert determination and appraisal proceedings. Any claim, dispute or controversy arising out of or relating to the final determinations of the Independent Accounting Firm or the Independent Actuary, including enforcement of such final determinations, shall be resolved in accordance with Section 10.7.

(vii) The final form of the Closing Statement as finally determined pursuant to this Section 2.4 is referred to herein as the “Final Closing Statement,” the Total Adjusted Book Value calculated therefrom is referred to as the “Final Total Adjusted Book Value,” the Required Adjusted Book Value calculated therefrom is referred to as the “Final Required Adjusted Book Value,” the DSL Capital calculated therefrom is referred to as the “Final DSL Net Capital” the Company Ceding Commission calculated therefrom is referred to as the “Final Company Ceding Commission,” the Company Required Initial Premium calculated therefrom is referred to as the “Final Company Required Initial Premium,” the Company Transferred Asset Value calculated therefrom is referred to as the “Final Company Transferred Asset Value”), the RLI Required Initial Premium calculated therefrom is referred to as the “Final RLI Required Initial Premium”), the RLI Transferred Asset Value calculated therefrom is referred to as the “Final RLI Transferred Asset Value”), the Life Business Required Initial Premium calculated therefrom is referred to as the “Final Life Business Required Initial Premium”) and the Life Business Transferred Asset Value calculated therefrom is referred to as the “Final Life Business Transferred Asset Value”). Notwithstanding anything to the contrary contained in this Agreement, (i) the provisions of this Section 2.4 represent the sole and exclusive method for determining the Final Total Adjusted Book Value, the Final Required Adjusted Book Value, the Final DSL Net Capital, the Final Company Ceding Commission, the Final Company Required Initial Premium, the Final Company Transferred Asset Value, the Final RLI Required Initial Premium, the Final RLI Transferred Asset Value, the Final Life Business Required Initial Premium and the Final Life Business Transferred Asset Value and (ii) the RLI Ceding Commission shall not be subject to adjustment.

(e) Notwithstanding anything to the contrary in this Agreement, and for the avoidance of doubt, the Final Total Adjusted Book Value shall be further adjusted as necessary for, and shall in all cases take into account and be calculated after giving effect to, the Final Company Ceding Commission, the Company FA Business Reinsurance True-Up and the Life Business Reinsurance True-Up Amount.

SECTION 2.5 Closing Deliveries.

(a) Seller’s Closing Deliveries. At the Closing, Seller shall deliver or cause to be delivered:

(i) certificates representing the Shares, duly endorsed in blank or accompanied by sufficient instruments of transfer to Buyer;

(ii) certificates representing the DSL Interests, duly endorsed in blank or accompanied by sufficient instruments of transfer to Buyer;

(iii) certificates representing all of the outstanding equity interests of Services Company, duly endorsed in blank or accompanied by sufficient instruments of transfer to Buyer;

(iv) a certificate of Seller, duly executed by an authorized officer of Seller, dated as of the Closing Date, certifying as to Seller’s compliance with the conditions set forth in Section 6.2(a) and Section 6.2(b) to Buyer Parent;

(v) counterparts of each Transaction Agreement other than this Agreement to which a Seller Party is a party, duly executed by such Seller Party, to Buyer Parent and Reinsurer, as applicable;

(vi) a certificate, in compliance with Treasury Regulation § 1.1445-2(b)(2), certifying that the transactions contemplated hereby are exempt from withholding under Section 1445 of the Code to Buyer;

(vii) the Acquired Company Books and Records (other than the Acquired Company Books and Records in possession of the Acquired Companies at Closing) to Buyer Parent;

(viii) the Subscription Amount plus the Increased Subscription Amount for the Buyer Parent Interests to Buyer Parent;

(ix) evidence of the consummation of the transactions contemplated by the Pre-Sale Transactions;

(x) evidence of the repayment of the FHLB Loans and termination, discharge and release in full of all Liens related thereto to Buyer Parent;

(xi) the written resignations of the directors, officers and managers of the Acquired Companies that are not Covered Employees, effective as of the Closing, except as requested by Buyer Parent not less than five (5) Business Days prior to the Closing to Buyer; and

(xii) such other agreements, documents, instruments or certificates as contemplated by this Agreement or the other Transaction Agreements to be executed and delivered by Seller, any Seller Party or any Acquired Company on the Closing Date to Buyer Parent.

(b) Buyer Parent’s Closing Deliveries. At the Closing, Buyer Parent shall cause Buyer to make the payment, if any, contemplated by Section 2.3 and Buyer Parent shall deliver to Seller:

(i) a certificate of Buyer Parent, duly executed by an authorized officer of Buyer Parent, dated as of the Closing Date, certifying as to Buyer Parent’s compliance with the conditions set forth in Section 6.3(a) and Section 6.3(b); and

(ii) counterparts of each Transaction Agreement other than this Agreement to which a Buyer Party is a party, duly executed by such Buyer Party.

(c) Reinsurer Parent’s Closing Deliveries. At the Closing, Reinsurer Parent shall, deliver or cause to be delivered to Seller:

(i) a certificate of Reinsurer Parent, duly executed by an authorized officer of Reinsurer Parent, dated as of the Closing Date, certifying as to Reinsurer Parent’s compliance with the conditions set forth in Section 6.3(a) and Section 6.3(b); and

(ii) counterparts of each Transaction Agreement other than this Agreement to which a Reinsurer Party is a party, duly executed by such Reinsurer Party.

SECTION 2.6 Tax Matters.

(a) Each of Seller and Buyer Parent agrees that, for U.S. federal income tax purposes, the purchase price paid for the Shares and the DSL Interests as contemplated by this Article II will be allocated: (i) first to the DSL Interests and the equity interests in Services Company, up to the amount of the net book carrying value of DSL’s assets less its liabilities (if any) plus the replacement cost of the employees of Services Company (as set forth in the Purchase Price Allocation), (ii) second to any Surplus Notes transferred as part of the Surplus Note Transfer, an amount equal to the Surplus Note Purchase Price, and (iii) then any remaining amount will be allocated to the Shares (including the $10,000 minimum payment described in the proviso to Section 2.3). The amount allocated to the DSL Interests and the equity interests in Services Company shall be further allocated among the assets of DSL and Services Company as required by Section 1060 of the Code, but in no event shall the amount allocated to intangible assets of Services Company exceed the replacement costs of the employees of Services Company. Within 30 days after completion of the Post-Closing Adjustments as described in Section 2.4, Buyer Parent shall deliver to Seller a schedule setting forth a calculation of such allocation. The parties shall negotiate in good faith to resolve any disagreements with respect to such allocation. If Seller and Buyer Parent cannot resolve such disagreement, the disagreement shall be resolved by the Independent Accounting Firm, the costs of which shall be shared equally between the parties. The calculation, as finalized, shall be the Purchase Price Allocation. Seller shall and Buyer Parent shall file all Tax Returns in a manner consistent with the Purchase Price Allocation.

(b) Buyer Parent shall not withhold any amounts in respect of Taxes from payments made pursuant to Sections 2.3 or 2.4 hereof, unless required by Applicable Law or a Tax Authority. Buyer Parent shall use reasonable best efforts to provide Seller with ten (10) days prior written notice of its intent to so withhold, and the parties shall use reasonable best efforts to reduce or eliminate such withholding. Buyer Parent acknowledges and agrees that, provided that Seller has delivered or caused to be delivered to Buyer a certificate, in compliance with Treasury Regulation § 1.1445-2(b)(2), certifying that the transactions contemplated hereby are exempt from withholding under Section 1445 of the Code, Buyer Parent is not aware of any requirement to withhold any amounts in respect of Taxes from such payments as of the date hereof.

(c) In each case, for federal, state, and applicable local income Tax purposes, each party shall be treated as if it paid its attributable portion of any netted payment made pursuant to Section 2.3 or Section 2.4.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Subject to and as qualified by the matters (x) disclosed in the Company SEC Reports filed with the SEC on or prior to the date of this Agreement (but only if the applicability of any fact or item disclosed therein to the Business or the Acquired Companies (after giving effect to the Pre-Sale Transactions) is reasonably apparent on its face, and in all cases excluding any disclosures set forth in the section entitled “Risk Factors” or in any other section to the extent they are forward-looking statements or cautionary, predictive or otherwise forward-looking in nature), or (y) set forth in the Seller Disclosure Schedule, Seller represents and warrants to Buyer Parent and Reinsurer Parent as of the date of this Agreement and as of the Closing Date as follows; provided, however, that any representations and warranties that are made as of a specific date or as of the date of this Agreement are made only as of such date:

SECTION 3.1 Organization, Standing and Corporate Power.

(a) Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company is an insurance company duly incorporated, validly existing and in good standing under the laws of the State of Iowa. DSL is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Each other Seller Party is a corporation or other legal entity duly incorporated or organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated or organized. Each Acquired Company and, with respect to the Business, Seller and its Affiliates, has the requisite corporate or other entity power and authority to own, lease or otherwise hold the assets and properties owned, leased or otherwise held by it and to carry on its business as now being conducted, except where the failure to have such power and authority would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. Each Acquired Company and, with respect to the Business, Seller and its Affiliates, is duly qualified as a foreign corporation or other entity to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified or in good standing (individually or in the aggregate) would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(b) Seller has provided to Buyer Parent true, complete and correct copies of the certificate of incorporation and bylaws (or other organizational documents), each as amended to the date hereof (collectively, the “Organizational Documents”), of each Acquired Company. The Organizational Documents of the Acquired Companies that have been so delivered are in full force and effect.

(c) None of the Acquired Companies (i) is the subject of any supervision, conservation, rehabilitation, liquidation, receivership, insolvency, bankruptcy or other proceeding or (ii) since December 31, 2014, has received any written notice from any Governmental Entity or other Person threatening to seek to initiate any such proceeding.

SECTION 3.2 Capital Structure. The issued and outstanding capital stock of the Company as of the date hereof consists of 250,000 shares, $10.00 par value per share, which constitute the Shares. Except as set forth in this Section 3.2, no shares of capital stock or other equity interests of the Acquired Companies are issued, reserved for issuance or outstanding. All outstanding shares of capital stock or other equity interests of the Acquired Companies were duly authorized and validly issued and are fully paid and non-assessable, and were not issued in violation of any preemptive or subscription rights, Applicable Law, Contract or any of the Acquired Companies’ Organizational Documents. VHI is the record and beneficial owner of all of the Shares, free and clear of all Liens. VRIAC is the record and beneficial owner of 100% of the DSL Interests, free and clear of all Liens. Assuming Buyer has the requisite power and authority to be the lawful owner of the Shares and the DSL Interests, upon delivery of and payment for the Shares and the DSL Interests at the Closing as herein provided, good and valid title to the Shares and the DSL Interests will pass to Buyer, free and clear of all Liens. There are no restrictions upon the voting or transfer of any of the Shares or the DSL Interests pursuant to the Organizational Documents of the Acquired Companies or any other Contract to which Seller or an Acquired Company is a party. Except as set forth in Section 3.2 of the Seller Disclosure Schedule, there are no securities, options, calls, puts, tag alongs, drag alongs, warrants, rights, capital appreciation rights, phantom stock plans, securities with participation rights or features, or similar commitments or agreements, contingent or otherwise, which obligate Seller, the Acquired Companies or any of their Affiliates to issue, sell, repurchase, redeem (or establish a sinking fund with respect to redemption), or otherwise acquire or deliver shares of capital stock or other equity interests of any Acquired Company. There are no bonds, debentures, notes or other indebtedness of any of the Acquired Companies having voting rights (or convertible into securities having voting rights). Seller or one of its Affiliates has good and valid title to, or has valid leases, licenses or rights to use the Allocated Assets (other than Allocated Intellectual Property, which is the subject of Section 3.21(a)), in each case, free and clear of all Liens (other than Permitted Liens).

SECTION 3.3 Subsidiaries. Neither of the Acquired Companies owns, directly or indirectly, any shares of the capital stock of, or other voting or equity interest in, any Person, except for Investment Assets held in the ordinary course of business not exceeding five percent (5%) of the voting securities of any such single Person.

SECTION 3.4 Authority. Each Seller Party has the requisite corporate power and authority to enter into the Transaction Agreements to which it is or will be a party and to consummate the transactions contemplated thereby. The execution and delivery by each Seller Party of the Transaction Agreements to which it is or will be a party and the consummation by each Seller Party of the transactions contemplated thereby have been and, with respect to the Transaction Agreements to be executed and delivered at Closing, will be, duly authorized by all necessary corporate or other entity action on the part of such Seller Party. Each of the Transaction Agreements to which a Seller Party is or will be a party have been or, with respect to the Transaction Agreements to be executed and delivered at the Closing, will be, duly executed and delivered by such Seller Party and, assuming the Transaction Agreements constitute the valid and binding agreements of the other parties thereto (other than the Seller Parties), constitute valid and binding obligations of such Seller Party, enforceable against such Seller Party in accordance with their terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

SECTION 3.5 Noncontravention; Consents.

(a) Except as disclosed in Section 3.5(a) of the Seller Disclosure Schedule, the execution and delivery of the Transaction Agreements by each Seller Party that is or will be a party thereto, and the consummation of the transactions contemplated thereby by such Seller Party, do not and will not (i) conflict with any of the provisions of the Organizational Documents of any of the Seller Parties, (ii) subject to the matters referred to in the next sentence, conflict with, result in a breach or violation of, or default (with or without notice or lapse of time or both) under, give rise to a right of termination under, or result in the creation of any Lien (other than a Permitted Lien) on any property or asset of any Acquired Company or, with respect to the Business, Seller or any of its Affiliates, or any acceleration of remedies, penalty or change in the terms under, or require the consent of any third party under, any Material Contract or (iii) subject to the matters referred to in the next sentence, contravene any Applicable Law, which, in the case of clauses (ii) and (iii) above, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) No consent, approval or authorization of, or declaration or filing with, or notice to, any Governmental Entity (each, a “Governmental Approval”) is required by or with respect to any Seller Party, any Acquired Company or, with respect to the Business, Seller or any of its Affiliates, in connection with the execution and delivery of the Transaction Agreements by the Seller Parties, or the consummation by the Seller Parties of any of the transactions contemplated thereby, except for the Governmental Approvals that are set forth in Section 3.5(b) of the Seller Disclosure Schedule.

SECTION 3.6 Financial Statements; SEC Reports.

(a) Seller has previously provided to Buyer Parent true, complete and correct copies of the following financial statements (collectively, the “Financial Statements”): (i) the audited annual statutory financial statements of the Company and RLI as of and for the year ended December 31, 2016, in each case as filed with the Insurance Regulator of the jurisdiction of domicile of the Company or RLI, and the unaudited interim statutory financial statements of the Company and RLI as of and for the six-month period ending June 30, 2017 and the nine-month period ending September 30, 2017 (collectively, the “Statutory Statements”), (ii) the audited annual financial statements of RRII as of and for the year ended December 31, 2016 and the unaudited interim financial statements of RRII as of and for the six-month period ending June 30, 2017 and the nine-month period ending September 30, 2017, (iii)(A) the Company GAAP Financial Statements, and (B) the audited annual financial statements of DSL as of and for the year ended December 31, 2016 and the unaudited interim financial statements of DSL as of and for the six-month period ending June 30, 2017 and the nine-month period ending September 30, 2017 in each case as filed with FINRA and the SEC pursuant to Rule 17a-5 of the Exchange Act (collectively, and together with the Company GAAP Financial Statements, the “GAAP Financial Statements”). Except as set forth in Section 3.6(a) of the Seller Disclosure Schedule, each of the Financial Statements (A) were derived from and are consistent with the accounting records of the Company, RRII and DSL, respectively, (B) were prepared in accordance with SAP, in the case of the Company Statutory Statements, and with GAAP, in the case of the GAAP Financial Statements, in accordance with GAAP (modified as described in the notes thereto, and referred to herein as “Modified GAAP”), in the case of the Financial Statements of RRII, each applied on a consistent basis during the periods presented and (C) except as set forth in Section 3.6(a) of the Seller Disclosure Schedule, fairly present in all material respects in accordance with SAP, Modified GAAP or GAAP, as applicable, the financial position of each of the Acquired Companies and RRII, as applicable, at their respective dates and the results of operations, changes in surplus and cash flows of the Acquired Companies and RRII, as applicable, at and for the periods indicated, subject, in the case of the unaudited financial statements referenced above, to normal recurring year-end adjustments. All assets that are reflected as admitted assets on the Statutory Statements, to the extent applicable, comply in all material respects with all Applicable Laws applicable to admitted assets. No material deficiency has been asserted by any Governmental Entity with respect to any of the Financial Statements other than any such item that has been cured or otherwise resolved to the satisfaction of such Governmental Entity.

(b) Seller has previously provided to Buyer Parent true, complete and correct copies of the audited annual statutory financial statements of each of the Separate Accounts as of and for the year ended December 31, 2016 (the “Separate Account Annual Statements”), in each case, as filed with the Insurance Regulator of the jurisdiction of domicile of the Company, together with the exhibits, schedules and notes thereto and any affirmations and certifications filed therewith. The Separate Account Annual Statements have been prepared in accordance with SAP applied on a consistent basis during the periods presented, and fairly present, in all material respects, the statutory financial position and results of operation of such Separate Accounts at their respective dates and at and for the periods indicated.

(c) Section 3.6(c) of the Seller Disclosure Schedule sets forth a true, complete and correct list of all accounting practices used by each of the Company, RRII and, solely with respect to the FA Contracts, RLI, in connection with their respective Financial Statements that depart from the National Association of Insurance Commissioners’ Accounting Practices and Procedures Manual (each such departure, a “Permitted or Prescribed Accounting Practice”), if any. All such Permitted or Prescribed Accounting Practices have been approved by the applicable Insurance Regulators in writing at or prior to the time used by the applicable company in connection with the applicable Financial Statement.

(d) The Company has timely filed or furnished all required forms, reports, statements, schedules, registration statements and other documents required to be filed or furnished by the Company with or to the SEC since December 31, 2014 (the documents referred to in this Section 3.6(d), the “Company SEC Reports”). As of its filing or furnishing date, each Company SEC Report complied, in all material respects, with the requirements of the Securities Act and the Exchange Act applicable thereto.

(e) As of the date hereof, the aggregate principal amount of the Surplus Notes is $435,000,000 and the amount of accrued but unpaid interest thereon is $12,293,779.

(f) As of the date hereof, the aggregate outstanding principal amount of the FHLB Loans is $600,000,000 and the amount of accrued but unpaid interest thereon is $1,222,035.

SECTION 3.7 No Undisclosed Liabilities. None of the Acquired Companies or RRII has any Liability that is required to be reflected in a balance sheet (or notes thereto) of an Acquired Company or RRII prepared in accordance with GAAP, SAP or Modified GAAP, as applicable, except (i) those Liabilities provided for or disclosed in the Financial Statements or in the notes thereto, (ii) Liabilities disclosed in Section 3.7 of the Seller Disclosure Schedule, (iii) Liabilities incurred in the ordinary course of business since December 31, 2016, (iv) Liabilities incurred in connection with the transactions contemplated by the Transaction Agreements, and (v) other Liabilities that, individually or in the aggregate, would not reasonably be expected to be material to the Business or the Acquired Companies, taken as a whole.

SECTION 3.8 Absence of Certain Changes or Events. Except as disclosed in Section 3.8 of the Seller Disclosure Schedule, from December 31, 2016 through the date hereof, (i) the Business has been conducted in the ordinary course, and (ii) there has not been any Effect having, or that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Without limiting the generality of the foregoing, from December 31, 2016 through the date hereof, the Acquired Companies have not, and, with respect to the Business, Seller and its Affiliates, have not, except as set forth in Section 3.8 of the Seller Disclosure Schedule, taken any action or failed to take any action that would have or has resulted in a breach of clause (ii), (iii), (iv), (v), (viii), (ix), (x), (xi), (xiv), (xv), (xviii) or (xix) (with respect to the foregoing clauses) of Section 5.1(a), in each case had Section 5.1(a) been in effect since December 31, 2016.

SECTION 3.9 Employees and Benefit Plans.

(a) Section 3.9(a) of the Seller Disclosure Schedule sets forth a true, complete and correct list of all material Employee Benefit Plans as of the date hereof. There are no Company Benefit Plans. With respect to each material Employee Benefit Plan, Seller has delivered or made available to Buyer Parent true, complete and correct copies of (i) all material plan documents, and (ii) the most recent favorable determination, advisory or opinion letter from the IRS with respect to each such Employee Benefit Plan intended to qualify under Section 401(a) of the Code.

(b) Except as disclosed on Section 3.9(b) of the Seller Disclosure Schedule, there are no material claims or disputes pending or, to the Knowledge of Seller, threatened with respect to any Employee Benefit Plan which relates to a Business Employee (or his or her dependents or beneficiaries), other than claims for benefits in the ordinary course of business. Each Agent Deferral Plan has been operated in all material respects in accordance with its terms and Applicable Law.

(c) No Acquired Company has contributed to, or had an obligation to contribute to, a multiemployer plan within the meaning of Section 3(37) of ERISA. No Acquired Company or any other entity, trade or business (whether or not incorporated) that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included either Acquired Company, or that is, or was at the relevant time, a member of the same “controlled group” as either Acquired Company pursuant to Section 4001(a)(14) of ERISA (each such entity being an “ERISA Affiliate”) has at any time within the last six years incurred any Liability under Title IV of ERISA (other than with respect to the payment of premiums to the Pension Benefit Guaranty Corporation), Section 302 of ERISA or Sections 412 or 430 of the Code (other than with respect to the payment of minimum funding contributions in the normal course), in each case, including as a result of participation in, or an obligation to contribute to, a multiemployer plan (but excluding ordinary contributions thereto), or with respect to a violation of the continuation of coverage requirements under COBRA or withdrawn at any time from any multiemployer plan, or incurred or had any “withdrawal liability” under Section 4201 of ERISA which remains unsatisfied, and no event or condition exists that could reasonably be expected to result in any such Liability to either Acquired Company or any ERISA Affiliate.

(d) Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code is subject to a favorable determination, opinion or advisory letter by the IRS and, to the Knowledge of Seller, no event has occurred and no condition exists that would reasonably be expected adversely to affect the qualification of any such Employee Benefit Plan.

(e) Except as disclosed in Section 3.9(e) of the Seller Disclosure Schedule, each Employee Benefit Plan (but only with respect to Business Employees) and each other arrangement to which an Acquired Company is a party or has Liability, in each case, that is a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been administered, operated and maintained in all respects according to the requirements of Section 409A of the Code. No Acquired Company has any obligation to make a “gross-up” or similar payment in respect of any Taxes that may become payable under Section 409A of the Code.

(f) Except as disclosed in Section 3.9(f) of the Seller Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in combination with another event) will or can reasonably be expected to result in, cause the accelerated vesting, funding or delivery of, increase the amount or value of, any payment or benefit to any Business Employee or consultant. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) to a Business Employee by any Acquired Company, Seller or any of their respective Affiliates in connection with the transactions contemplated hereby will be an “excess parachute payment” within the meaning of Section 280G of the Code. No Acquired Company has any obligation to make a “gross-up” or similar payment in respect of any Taxes that may become payable under Section 4999 of the Code.

(g) Each of the Acquired Companies is in compliance, in all material respects, with all Applicable Laws regarding employment, labor and wage and hour matters. With respect to the Business Employees and all current or former employees of the Acquired Companies, no labor organization or group of employees has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. There are no material strikes, work stoppages, slowdowns, lockouts, arbitrations or grievances, or other material labor disputes, pending or, to the Knowledge of Seller, threatened against or involving any Business Employees or any of the Acquired Companies, or, with respect to the Business.

(h) To the Knowledge of Seller, the Census Employees and Designated Employees include substantially all of the employees of Seller and its Affiliates who, as of the date hereof, dedicate at least fifty percent (50%) of his or her business time providing services primarily related to the Business.

SECTION 3.10 Taxes. Except as disclosed in Section 3.10 of the Seller Disclosure Schedule, and except as required by a change in Applicable Law between the date of this Agreement and the Closing Date:

(a) All income, premium and material other Taxes (whether or not shown on any Tax Return) for which any Acquired Company may be liable have been timely paid.

(b) All income, premium and material other Tax Returns required to be filed by or filed on behalf of any Acquired Company have been properly prepared and duly and timely filed (after giving effect to any valid extensions of time in which to make such filings) with the appropriate Tax Authority in all jurisdictions in which such Tax Returns are required to be filed.

(c) All Tax Returns referred to in clause (b) are complete and accurate in all material respects and disclose all material Taxes required to be paid by or with respect to the Acquired Companies for the periods covered thereby.

(d) The Company is, and has been since the Company’s acquisition by the Seller Group, a life insurance company under Section 816(a) of the Code and subject to United States federal income taxation under Section 801 of the Code. Since the Company’s acquisition by the Seller Group, the Tax reserves of the Company have been computed and maintained in the manner required under Sections 807, 817, 817A and 846 of the Code and any Treasury Regulations and administrative guidance issued thereunder. All reinsurance Contracts entered into by the Company are insurance contracts for purposes of the Code and are not subject to recharacterization under Section 845 of the Code. DSL has been properly treated as disregarded as an entity separate from its owner for U.S. federal and applicable state and local income tax purposes for at least five years prior to the Closing Date.

(e) No extension of time within which to file any Tax Return referred to in clause (b) above is in effect. No waiver of any statute of limitations relating to Taxes for which any Acquired Company or any Subsidiary may be liable is in effect, and no written request for such a waiver is outstanding.

(f) Each Acquired Company has complied in all material respects with all Applicable Laws relating to the payment and withholding of Taxes and has duly and timely withheld from employee salaries, wages and other compensation and other amounts.

(g) Since January 1, 2012, no claim has been made by a Tax Authority in a jurisdiction where any Acquired Company has never paid Taxes or filed Tax Returns asserting that any Acquired Company is or may be subject to Taxes assessed by such jurisdiction.

(h) Since January 1, 2012, no material deficiencies for any Taxes have been proposed, asserted or assessed in writing against or with respect to the income or assets of any Acquired Company, and there is no other action, suit, investigation or audit pending or proposed or threatened with respect to Taxes for which any Acquired Company may be liable. No agreement, waiver or other document or arrangement is currently in effect extending the period for assessment or collection of Taxes (including any applicable statute of limitation) by or on behalf of any Acquired Company other than any agreement, waiver or other document or arrangement relating solely to Consolidated Returns.

(i) No Acquired Company is a party to any Tax Sharing Arrangement pursuant to which it will have any obligation to make any payments (x) on the Closing Date or (y) after the Closing.

(j) No Acquired Company has any Liability for the Taxes of any Person under Treasury Regulation § 1.1502-6 or any similar provision of state, local or foreign law, (other than arising from periods prior to the date the Seller Group acquired such Acquired Company) or Liability for another member of a Seller Group as successor or transferee, or pursuant to Contract, the primary subject of which is Taxes.

(k) There are no material Liens for Taxes as a result of any unpaid Taxes upon the assets of any Acquired Company except for Taxes not yet due and payable.

(l) During the past three (3) years, no Acquired Company has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code.

(m) There are no Tax rulings, requests for rulings, or closing agreements relating to Taxes for which any Acquired Company may be liable that could affect any Acquired Company’s liability for Taxes for any taxable period ending after the Closing Date. No Acquired Company will be required to include or accelerate the recognition of any item in income, or exclude or defer any deduction or other tax benefit, in each case in any taxable period

(or portion thereof) after Closing, as a result of Section 807 of the Code, any change in method of accounting, closing agreement, intercompany transaction, instalment sale, election under Section 108(i) of the Code, or the receipt of any prepaid amount, in each case prior to Closing.

(n) Each Acquired Company has been a member of a Seller Group since October 24, 1997 or the date of its formation (if later).

(o) No Acquired Company has participated in any “listed transaction” within the meaning of Treasury Regulation § 1.6011-4(b)(2) since the acquisition of such Acquired Company by the Seller Group, and, with respect to each transaction that occurred after the acquisition of an Acquired Company by the Seller Group in which such Acquired Company has participated that is a “reportable transaction” within the meaning of Treasury Regulation § 1.6011-4(b)(1), such participation has been properly disclosed on IRS Form 8886 (Reportable Transaction Disclosure Statement) and on any corresponding form required under state, local or other law.

(p) There has been no “transfer” (as defined in Treasury Regulation §1.1502-36(f)) of the Shares (for the avoidance of doubt, other than in connection with or arising from (directly or indirectly) any of the transactions contemplated by this Agreement) by any member of the Seller Group.

(q) Section 3.10(q) of the Seller Disclosure Schedule sets forth an accurate description of the amount of deferred losses from hedges of liabilities that are being taken into account under the agreed upon mark and spread method of accounting and the year in which they will be reflected in taxable income. Losses arising from such hedges are not subject to limitation or disallowance under Section 382 or 383 of the Code as of the date hereof.

SECTION 3.11 Compliance with Applicable Laws.

(a) Except as disclosed in Section 3.11(a) of the Seller Disclosure Schedule, each of the Acquired Companies and, with respect to the Business, Seller and its Affiliates, is, and at all times since December 31, 2014 has been, and the Business is and at all times since December 31, 2014 has been conducted, in compliance with all Applicable Laws, except as would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Acquired Companies, taken as a whole. Except as disclosed in Section 3.11(a) of the Seller Disclosure Schedule, none of the Acquired Companies nor, with respect to the Business, Seller or any of its Affiliates, and, to the Knowledge of Seller, none of their respective “associated persons,” as such term is defined in the Exchange Act and the rules and Bylaws of FINRA (“Associated Persons”) has, at any time since December 31, 2014, received any written notice or other written communication from any Governmental Entity regarding any actual or alleged violation of, or failure on the part of such party or the Business to comply in any material respect with, any Applicable Laws.

(b) Each Acquired Company and, with respect to the Business, Seller and its Affiliates, owns, holds or possesses all permits, licenses, approvals, authorizations, consents, qualifications and registrations (collectively, “Permits”) that are necessary to entitle it to own or lease, operate and use its assets or properties and to carry on and conduct the Business as conducted on the date hereof, except for those Permits the failure to hold or loss of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Acquired Companies and, with respect to the Business, Seller and its Affiliates, are each in material compliance with all of the terms and requirements of each such Permit. To the Knowledge of Seller, with respect to the Permits, none of the Acquired Companies nor, with respect to the Business, Seller or any of its Affiliates has, at any time since December 31, 2014, received any written notice from any Governmental Entity regarding any actual or proposed revocation, suspension or termination of, or material modification to, any such Permit, in each case other than any such item that has been cured or otherwise resolved to the satisfaction of such Governmental Entity. Except as set forth on Section 3.11(b) of the Seller Disclosure Schedule, none of the Acquired Companies or, with respect to the Business, Seller or any of its Affiliates, is the subject of any pending or, to the Knowledge of Seller, threatened Action seeking, or that would, reasonably be expected to lead to, the revocation, cancellation, suspension, limitation, amendment, termination, modification, restriction, impairment or non-renewal of any material Permit. The Company owns, holds or possesses all Permits necessary for it to perform fully its obligations under the Transition Services Agreement and the Administrative Services Agreements.

(c) Each Acquired Company and, with respect to the Business, Seller and its Affiliates, has filed all material reports, statements, documents, registrations, filings or submissions required to be filed with any Governmental Entity since December 31, 2014, and all such material reports, statements, documents, registrations, filings and submissions were in compliance in all material respects with all Applicable Laws when filed or as amended or supplemented, and no material deficiencies that remain unsatisfied have been asserted by any Governmental Entity with respect to such material reports, statements, documents, registrations, filings or submissions.

(d) To the Knowledge of Seller, none of the Acquired Companies or, with respect to the Business, Seller or its Affiliates, are relying on any exemption from or deferral of any Applicable Law or Permit that would not be available to Buyer Parent or the Acquired Companies as a result of the consummation of the transactions contemplated by the Transaction Agreements.

(e) None of the Acquired Companies or, with respect to the Business, Seller or its Affiliates, or any director, officer, employee, agent or representative thereof (in each case acting on behalf of the Acquired Companies or the Business): (i) has provided, promised, or authorized the provision of any contribution, gift, entertainment, or other thing of value to any government official or candidate for political office, or any other Person, to influence official action or to secure an improper advantage, or to encourage the recipient to breach a duty of good faith or loyalty or the policies of his/her employer, in violation of any Anti-Corruption Law, or otherwise has violated any Anti-Corruption Law; (ii) is a Sanctioned Person; (iii) has transacted any business with any Sanctioned Person or otherwise in violation of Sanctions; or (iv) has violated any Anti-Money Laundering Law.

(f) The Acquired Companies and, Seller and its Affiliates, with respect to the Business, have in place procedures designed to prevent their respective directors, officers, employees, agents, and representatives from undertaking any activity, practice, or conduct relating to the business of the Company or any Company Subsidiary that would constitute an offense under the Anti-Corruption Laws, Sanctions, or Anti-Money Laundering Laws.

(g) None of the Acquired Companies or, with respect to the Business, Seller or its Affiliates has (i) received any written correspondence, (ii) conducted an internal investigation, (iii) provided any voluntary disclosure, or (iv) been the subject of any investigation, inquiry or enforcement proceedings (of which the Company or any Company Subsidiary has received notification) by any Governmental Entity relating to an offense under or alleged violation of any of the Anti-Corruption Laws, Sanctions, or Anti-Money Laundering Laws.

SECTION 3.12 Litigation.

(a) Except as disclosed in Section 3.12(a) of the Seller Disclosure Schedule, and excluding those Actions relating to ordinary course claims under policies or contracts of insurance or annuities written by the Company or, with respect to the Business, Seller or any of its Affiliates, which involve claims that are within policy limits, there is no Action with respect to which any Acquired Company or, with respect to the Business, Seller or any of its Affiliates, has been served with notice, or any other Action that is pending or, to the Knowledge of Seller, threatened against any Acquired Company or, with respect to the Business, Seller or any of its Affiliates, or any of their respective assets, properties or businesses, except for any such Action with respect to which certification as a class has not been granted and is not being sought and individually (or in the aggregate with all other Actions resulting from, arising out of or based upon the same or substantially similar facts or circumstances) (A) would not reasonably be expected to result in any loss to an Acquired Company of $1,000,000 or more in excess of the related reserve therefor set forth on the Financial Statements and on Section 3.12(a) of the Seller Disclosure Schedule and (B) would not reasonably be expected to have the effect of preventing any of the transactions contemplated by any Transaction Agreement, to the extent Seller or any of its Affiliates (including the Acquired Companies) is or will be a party thereto.

(b) Except (x) as disclosed in Section 3.12(b) of the Seller Disclosure Schedule, (y) for Governmental Orders issued after the date hereof in connection with the transactions contemplated by this Agreement or any other Transaction Agreement and (z) for limitations imposed by Applicable Law that are applicable to the Acquired Companies’ industries generally, none of the Acquired Companies or, with respect to the Business, Seller or any of its Affiliates, is party or subject to any Governmental Order applicable to any of the Business or the Acquired Companies or any of their respective assets, properties or businesses, in each case other than any such items that (i) are not, individually or in the aggregate, materially adverse to any of the Acquired Companies or the Business, taken as a whole, or to any Acquired Company individually and (ii) to the Knowledge of Seller, that would not result in, and that would not reasonably be expected to result in, a loss to an Acquired Company or the Business of $2,000,000 or more and does not enjoin and would not reasonably be expected to have the effect of preventing any of the transactions contemplated by the Transaction Agreements. Section 3.12(b) of the Seller Disclosure Schedule includes each Governmental Order that (i) prohibits or restricts the payment of shareholder dividends or other shareholder distributions by any Acquired Company or (ii) requires the maintenance of any employees or Associated Persons or physical location or (iii) requires the maintenance of any Acquired Company’s or, with respect to the Business, Seller’s or any of its Affiliates’, surplus at any particular level.

SECTION 3.13 Material Contracts.

(a) Section 3.13(a) of the Seller Disclosure Schedule sets forth a true, complete and correct list of each Material Contract that was entered into prior to the date hereof and that has not been terminated or otherwise expired in accordance with its terms as of the date hereof. The term “Material Contract” means all of the following types of Contracts to which an Acquired Company is a party, to which Seller or any of its Affiliates (other than the Acquired Companies) is a party to the extent relating to the Business or that is an Allocated Contract (other than any insurance or annuity Contract, or ceded or assumed reinsurance Contract):

(i) Contracts containing any provision or covenant limiting in a material respect the ability of an Acquired Company to engage in any line of business, to compete with any Person or to do business in any geographic area, or provide for exclusivity or any similar requirement in favor of any Person other than an Acquired Company, in each case except for Contracts and agreements that limit the ability of an Acquired Company to solicit the employment of or hire individuals employed by other Persons;

(ii) mortgages, indentures, loan or credit agreements, security agreements and other agreements and instruments relating to the borrowing of money or extension of credit to any Acquired Company or the direct or indirect guarantee, capital maintenance or keep-well by any Acquired Company of any obligation for borrowed money of any Person or any other Liability of an Acquired Company in respect of indebtedness for borrowed money of any Person (other than an Acquired Company);

(iii) agency, broker, selling, marketing or similar Contracts between any of the Acquired Companies or Seller or any of its Affiliates, on the one hand, and any Producer of the Company or RLI, as applicable, who (A) was responsible for placing two percent (2%) or more of the aggregate gross written premium of the FA Business for the twelve (12) month period ended June 30, 2017 or (B) wrote CBVA Contracts that as of December 31, 2016, had an aggregate account value in excess of $500,000 (each such Producer, a “Material Producer”).

(iv) any joint venture or partnership Contract binding on any Acquired Company, in each case except for Investment Assets;

(v) any collective bargaining agreement to which an Acquired Company is a party;

(vi) any Contract under which an Acquired Company has any ongoing material obligations for the acquisition or disposition by an Acquired Company of any company or business or a material portion of the assets of any company or business (whether by merger, sale of stock, sale of assets or otherwise), other than Investment Assets in the ordinary course of business;

(vii) any Contract or agreement that provides for the imposition of any Lien, other than a Permitted Lien, on any Allocated Assets;

(viii) any Contracts with any Person set forth on Section 3.13(a)(viii) of the Seller Disclosure Schedule;

(ix) any Intercompany Agreement or Affiliate Agreement;

(x) any Contract that provides for any obligation of an Acquired Company to loan or contribute funds to, or to make investments in, another Person;

(xi) any Contract pursuant to which any Third Party provides third party administration or claims administration services with respect to the administration of any Insurance Contracts, or investment management services in connection with the Business;

(xii) any master ISDA agreements under which an Acquired Company has outstanding derivatives (including schedules and confirmations thereunder);

(xiii) any Contract that requires any Acquired Company to maintain a minimum rating issued by a credit rating agency that would give rise to any violation, breach or default by any of the Acquired Companies thereunder, or that would permit any modification, acceleration or termination thereof, in the event of any ratings downgrade or withdrawal of, any of the Acquired Companies;

(xiv) any Contract providing for (A) the use of a mutual fund organization’s mutual funds as investment options or (B) the payment to any Acquired Company or, with respect to the Business, Seller or any of its Affiliates of distribution service fees, administrative service fees, shareholder service fees or other payments relating to the offering of such mutual funds as investment options for the Business;

(xv) any other Allocated Contract that is not listed on Schedule 1.1(b) and requires or is reasonably likely to require payments in aggregate to or from an Acquired Company, or with respect to the Business, Seller or any of its Affiliates, in excess of $1,000,000 annually or $5,000,000 in the aggregate over the term of the Contract after the Closing and that is not terminable upon notice of ninety (90) or fewer calendar days without penalty or premium;

(xvi) any and all Contracts involving the purchase, sale, transfer, assignment, lease or sublease of any Real Property (including the Leases) or any Contract entered into by an Acquired Company involving the lease, license, sublease or acquisition of any real property;

(xvii) any Allocated IP Contracts (other than (A) shrink wrap or off-the-shelf Contracts for Software licensed on a non-exclusive basis under standard terms with annual fees of less than $1,000,000, and (B) non-exclusive licenses granted to customers, vendors, distributors, resellers and agents in the ordinary course of business); and

(xviii) any Contract that obligates an Acquired Company to enter into any of the foregoing.

(b) Except as set forth in Section 3.13(b) of the Seller Disclosure Schedule, each of the Material Contracts constitutes a valid and binding obligation of an Acquired Company, Seller or its applicable Affiliates, as applicable, and, to the Knowledge of Seller, each other party thereto, enforceable against such Acquired Company, or Seller or its applicable Affiliates, as applicable, and, to the Knowledge of Seller, each other party thereto, in accordance with its terms (except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought) and is in full force and effect. None of the Acquired Companies, Seller or its applicable Affiliates, has received written, or to the Knowledge of Seller, oral, notice of cancellation or non-renewal of any Material Contract the cancellation or non-renewal of which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There exists no material breach or event of default with respect to any Material Contract on the part of any Acquired Company, Seller or its applicable Affiliates, or, to the Knowledge of Seller, any other party thereto.

SECTION 3.14 Insurance Regulatory Matters. Seller has provided to Buyer Parent true, complete and correct (i) copies of all material reports and registrations (including registrations as a member of an insurance holding company system) and any supplements or amendments thereto filed since December 31, 2014 by the Company or, with respect to the Business, any Affiliate of Seller, with any Insurance Regulator, (ii) copies of all financial examination, market conduct examination and other examination reports of all Insurance Regulators with respect to the Company or the Business issued since December 31, 2014, or draft or incomplete reports with respect to any such examinations that are incomplete or ongoing, and (iii) copies of all other material written correspondence, filings or submissions, received from an Insurance Regulator, or delivered to or made with an Insurance Regulator, by the Company or Seller or its Affiliates, in each case, with respect to an Acquired Company or the Business since December 31, 2014. The Company is not deemed “commercially domiciled” under the Applicable Laws of any jurisdiction and is not otherwise treated as domiciled in a jurisdiction other than the State of Iowa. Except as set forth in Section 3.14 of the Seller Disclosure Schedule, neither the Company nor any of the Business is, as of the date hereof, subject to any pending financial, market conduct or other examination by an Insurance Regulator.

SECTION 3.15 Insurance Contracts.

(a) To the extent required under Applicable Law, all policy forms and rates on which in force Insurance Contracts were issued, and all endorsements, riders, applications, marketing materials, brochures, illustrations and certificates pertaining thereto, are on forms approved by the applicable Insurance Regulator or which have been filed and not objected to by such Insurance Regulator within the period provided for objection and all such policy forms and rates comply in all material respects with Applicable Law, in each case except as would not reasonably be expected to result in a material violation of Applicable Law by, or a material fine on, the Company, Seller or any of its Affiliates. No material deficiencies have been asserted by any Governmental Entity with respect to any such filings which have not been cured or otherwise resolved.

(b) Since December 31, 2014, all benefits due and payable, or required to be credited, by or on behalf of the Company or any Affiliate of Seller, on Insurance Contracts, as applicable, in force on such dates have in all material respects been paid or credited, as the case may be, in accordance with the terms of such Insurance Contracts under which they arose, and such payments or credits were not materially delinquent, except for such claims for which the Company or any Affiliate of Seller, as applicable, believed there was a reasonable basis to contest payment.

(c) Since December 31, 2014, the Insurance Contracts have been marketed, sold, issued and administered in compliance, in all material respects, with Applicable Law.

(d) As of the date hereof, there are no material unpaid claims or assessments made against the Company or, with respect to the Business, Seller or any of its Affiliates, by any state insurance guaranty associations or similar organizations in connection with such association’s insurance guaranty fund.

(e) Since December 31, 2014, each Insurance Contract that is a security has been (i) offered and sold, and all purchase payments under such Insurance Contracts have been received, pursuant to an effective registration statement under the Securities Act or (ii) offered and sold in reasonable reliance upon an applicable exemption from the registration and prospectus delivery requirements of the Securities Act.

(f) Since December 31, 2014, each private placement memorandum, prospectus, offering document, sales brochure, sales literature or advertising material, as amended or supplemented, relating to any Insurance Contract or any Separate Account, as of their respective mailing dates or dates of use, complied in all material respects with Applicable Law, except for such non-compliance as would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Acquired Companies, taken as a whole. Since December 31, 2014, all advertising or marketing materials relating to any Insurance Contract that were required to be filed with FINRA or any other Governmental Entity have been timely filed therewith, except for any failure to file as would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Acquired Companies, taken as a whole.

SECTION 3.16 Reinsurance.

(a) Section 3.16(a)(i) of the Seller Disclosure Schedule sets forth a true, complete and correct list of each reinsurance agreement to which the Company is a party which is in force as of the date hereof, other than any such agreement under which the Company has gross ceded reserves (calculated in accordance with SAP) of $5,000,000 or less as of December 31, 2016 (the “Reinsurance Contracts”). Seller has provided to Buyer Parent a true, complete and correct copy of each Reinsurance Contract. After giving effect to the Pre-Sale Transactions, the Company will not be a party to any reinsurance agreement pursuant to which it reinsures liabilities other than the agreements listed on Section 3.16(a)(ii) of the Seller Disclosure Schedule.

(b) Each of the Reinsurance Contracts constitutes a valid and binding obligation of the Company and, to the Knowledge of Seller, each other party thereto, enforceable against the Company and, to the Knowledge of Seller, each other party thereto, in accordance with its terms (except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought) and is in full force and effect. Except as set forth in Section 3.16(b) of the Seller Disclosure Schedule, the Company has not received written, or to the Knowledge of Seller oral, notice of early termination of any such Reinsurance Contract. All reinsurance premiums due under any such Reinsurance Contracts have been paid in full or were adequately accrued or reserved for by the Company.

(c) Except as set forth in Section 3.16(c) of the Seller Disclosure Schedule, (i) since December 31, 2014, neither the Company nor, with respect to the Business, Seller or any of its Affiliates have received any written, or to the Knowledge of Seller oral, notice from any reinsurer party to a Reinsurance Contract that any amount of reinsurance ceded by the Company pursuant to such Reinsurance Contract will be uncollectible or otherwise defaulted upon or that there is a dispute that is unresolved as of the date hereof with respect to any material amounts recoverable or payable by the Company pursuant to such Reinsurance Contract, (b) there exists no material breach or event of default with respect to any Reinsurance Contract on the part of the Company or, to the Knowledge of Seller, any other party thereto, and (c) there are no pending or, to the Knowledge of Seller, threatened, Actions with respect to any Reinsurance Contract.

(d) Except as set forth on Section 3.16(d) of the Seller Disclosure Schedule, none of the Reinsurance Contracts is or, to the Knowledge of Seller, would be deemed to be, finite reinsurance, financial reinsurance or such other form of reinsurance that does not meet the risk transfer requirements under Applicable Law.

(e) Section 3.16(e) of the Seller Disclosure Schedule sets forth a list of all Liens, collateral or security arrangements, including by means of a credit for reinsurance trust or letter of credit, to or for the benefit of any cedant under any Reinsurance Contract.

SECTION 3.17 Actuarial Reports and Data.

(a) Seller has provided to Buyer Parent a true, complete and correct copy of each of the Actuarial Reports. Milliman has not issued to Seller or any of its Affiliates any new report or errata with respect to the Actuarial Reports, nor has it notified Seller or any of its Affiliates in writing, or to the Knowledge of Seller, orally, that any of the Actuarial Reports are inaccurate in any material respect. The factual information and data furnished by Seller and each of its Affiliates, including the Company, RRII and RLI, to Milliman in connection with the preparation of the Actuarial Reports and the seriatim data, sensitivity runs, memoranda and other actuarial information and data with respect to the Insurance Contracts (the “Actuarial Data”) provided to Buyer Parent by Seller or Milliman listed in Section 3.17(a) of the Seller Disclosure Schedule (i) was obtained from the books and records of the Company, RRII, RLI and any other Affiliate of Seller, as applicable, (ii) was generated from the same underlying sources and systems that were utilized by Seller and its applicable Affiliates to prepare the Financial Statements, (iii) was based upon an inventory of in force Insurance Contracts that was accurate in all material respects at the time of preparation, and (iv) was accurate in all material respects as of the date so provided.

(b) The Reserves, except as otherwise noted in such Statutory Statements and notes thereto, (i) were computed in all material respects in accordance with generally accepted actuarial standards consistently applied and were fairly stated, in all material respects, in accordance with sound actuarial provisions in effect as of the date of such Statutory Statements, (ii) were based on actuarial assumptions which produced reserves at least as great as those called for in any Insurance Contract provision as to reserve basis and method, and are in accordance with all other Insurance Contract provisions, and (iii) satisfied the requirements of all Applicable Law in all material respects and (iv) included provisions for all reserves and related actuarial items which ought to be established, in each case, as required to be certified by the actuaries of the applicable insurance company pursuant to Applicable Law.

SECTION 3.18 Producers.

(a) Except as set forth in Section 3.18(a) of the Seller Disclosure Schedule, to the Knowledge of Seller, since December 31, 2014, each Producer, at any time that it wrote, produced, sold, solicited or serviced any Insurance Contracts, was duly licensed, authorized and appointed (for the type of business written, sold or produced by such Producer) in the particular jurisdiction in which such Producer wrote, produced, sold or solicited such business and, to the Knowledge of Seller, since December 31, 2014, no such Producer violated any term or provision of Applicable Law in any material respect relating to the writing, sale, solicitation or production of business for the Acquired Companies or, with respect to the Business, Seller or any of its Affiliates, in each case except as would not, individually or in the aggregate, be materially adverse to the Acquired Companies taken as a whole.

(b) No Material Producer has notified an Acquired Company, or, with respect to the Business, Seller or any of its Affiliates in writing of its intent to terminate its relationship with any of the Acquired Companies or, with respect to the Business, Seller or any of its Affiliates.

(c) None of the Acquired Companies, or with respect to the Business, Seller or any of its Affiliates, has made a filing with any Governmental Entity seeking a consent under 18 USC §1033(e)(2) with respect to any Producer.

(d) Except as set forth on Section 3.18(d) of the Seller Disclosure Schedule, no Producer nor any Affiliate of any Producer has any right (i) to receive any payment based on the profitability or financial performance of any of the Insurance Contracts or (ii) that requires the Company or RLI to reinsure or otherwise transfer the economic benefits of the Insurance Contracts (or any portion thereof) to any Person.

SECTION 3.19 Environmental Matters. There are no pending or, to the Knowledge of Seller, threatened Actions against any of the Acquired Companies that seek to impose, or that are reasonably likely to result in, any material Liability or material obligation of any of the Acquired Companies under, or that alleges a material violation of, any Applicable Law concerning worker health and safety, pollution or the protection of the environment or human health (as it relates to the environment), or relating to the use, treatment, generation, storage, transport, disposal or release of hazardous substances (collectively, “Environmental Law”), and no Acquired Company is subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Entity or third party imposing any material Liability or material obligation on such entity pursuant to Environmental Law. Each Acquired Company is and has been for the last five (5) years in material compliance with all Environmental Laws, and each Acquired Company possesses all Permits required pursuant to Environmental Law to own or lease, operate and use its properties and to carry on and conduct its business as conducted on the date hereof, and each Acquired Company is and has been for the last five (5) years in material compliance with all such Permits. There has been no release or threatened release of, and there is not present any hazardous substances in, on, under, or at any Owned Real Property, or, to Seller’s Knowledge, any Leased Real Property or real property previously owned, leased or operated by any Acquired Company, or Investment Assets, in each case, in quantities or under conditions that would reasonably be expected to result in material Liability to or require remediation by any Acquired Company under Environmental Laws.

SECTION 3.20 Real Property.

(a) Section 3.20(a) of the Seller Disclosure Schedule sets forth a true, complete and correct list of each parcel of Real Property owned by the Acquired Companies (collectively, “Owned Real Property”). None of the Acquired Companies is obligated or bound by any options, obligations or rights of first refusal or contractual rights to sell, lease or acquire any Owned Real Property. Except as set forth in Section 3.20(a) of the Seller Disclosure Schedule, each Acquired Company, as applicable, has (i) good and marketable fee simple title to all of the Owned Real Property, free and clear of all Liens other than Permitted Liens and other Liens set forth in Section 3.20(a) of the Seller Disclosure Schedule.

(b) Section 3.20(b) of the Seller Disclosure Schedule sets forth a true, complete and correct list of each lease, sublease, license or similar occupancy agreement (each a “Lease”) under which an Acquired Company is lessee, sublessee, licensee or occupant of, any Real Property owned by any third Person (“Leased Real Property”). Each Acquired Company or, with respect to the Business, Seller or any of its Affiliates, as applicable, has the right to use all the Leased Real Property for the full term of each such Lease. Such applicable Acquired Company, or, with respect to the Business, Seller or any of its Affiliates, has valid leasehold interests in all of the Leased Real Property, free and clear of all Liens, other than Permitted Liens or any Liens created by the landlord under such Leases or the owner of the Leased Real Property. None of the Acquired Companies or, with respect to the Business, Seller or any of its Affiliates, has assigned, transferred or pledged any interest in any of the Leases.

(c) Neither the whole nor any part of the Owned Real Property is subject to any pending suit for condemnation or other taking by any Governmental Entity, and, to the Knowledge of Seller, no such condemnation or other taking is threatened or contemplated. To the Knowledge of Seller, and except as set forth on Section 3.20(c) of the Seller Disclosure Schedule, there are no Contracts or other agreements granting to any Person the right of use or occupancy of any portion of the Real Property. To the Knowledge of Seller, all buildings, structures, facilities and improvements located on the Real Property, including buildings, structures, facilities and improvements which are under construction (collectively, “Improvements”) comply in all material respects with valid and current certificates of occupancy or similar permits to the extent required by Applicable Law. To the Knowledge of Seller, the Improvements are in all material respects (i) in good operating condition and repair (ordinary wear and tear excepted) and (ii) suitable and adequate for continued use in the manner in which they are presently being used. True, complete and correct copies of the Leases and the most recent title policies or commitments (and underlying documents), surveys, appraisals, subordination, non-disturbance and attornment agreements (SNDAs) and estoppels with respect to the Real Property in the possession of the Acquired Companies, or, with respect to the Business, Seller or its Affiliates, as applicable, have been provided to Buyer Parent.

SECTION 3.21 Intellectual Property.

(a) Each Acquired Company and, with respect to the Business, Seller and its Affiliates, as applicable, is the sole and exclusive owner of all right, title and interest in, free and clear of all Liens other than Permitted Liens, or has the valid and enforceable right to use all Allocated Intellectual Property used in or held for use in the operation of its business as presently conducted.

(b) Section 3.21(b) of the Seller Disclosure Schedule sets forth, as of the date hereof, a true, complete and correct list of all Intellectual Property that has been issued or registered or is subject to an application for registration, including all registered Trademarks and all applications for Trademarks, all registered Copyrights and all applications for Copyrights, Patents and pending applications for Patents, and all Internet domain names owned by the Acquired Companies and, with respect to the Business, Seller and any of its Affiliates (the “Business Registered Intellectual Property Rights”). For each such item of Business Registered Intellectual Property Rights, Section 3.21(b) of the Seller Disclosure Schedule includes, where applicable, (A) the current owner or registrant (in the case of Internet domain names), (B) the jurisdiction where the application, registration or issuance is filed, (C) the application, registration and issue number and (D) the application, registration and issue date. Each item of the Business Registered Intellectual Property Rights, except as set forth in Section 3.21(b) of the Seller Disclosure Schedule, is subsisting and enforceable, and to the Knowledge of Seller, valid. All required filings and fees related to the material Business Registered Intellectual Property Rights have been timely paid with the applicable Governmental Entity or registrar.

(c) Except as disclosed in Section 3.21(c) of the Seller Disclosure Schedule and since December 31, 2014, the conduct of each of the Acquired Companies and, with respect to the Business, Seller and any of its Affiliates, does not infringe upon, misappropriate, dilute or otherwise violate and has not infringed upon, misappropriated, diluted or otherwise violated, any Intellectual Property rights of a third party, except to the extent that any such infringement, misappropriation, dilution or violation would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Acquired Companies or the Business, taken as a whole. There are no Actions pending, settled since December 31, 2014, or, to the Knowledge of Seller, threatened (including any demands or invitations to license Intellectual Property of a third party) alleging that the conduct of an Acquired Company or, with respect to the Business, Seller or any of its Affiliates, has infringed, misappropriated or otherwise violated any Intellectual Property rights owned by third parties. Notwithstanding anything to the contrary in this Agreement, this Section 3.21(c) constitutes the sole representation and warranty of Seller under this Agreement with respect to any actual or alleged infringement, misappropriation or other violation of any Intellectual Property.

(d) To the Knowledge of Seller, no third party has infringed upon, misappropriated, diluted or otherwise violated any material Allocated Intellectual Property that is owned or purported to be owned by any Acquired Company or, with respect to the Business, Seller or any of its Affiliates. There are no Actions, whether settled since December 31, 2014, pending or, to the Knowledge of Seller, threatened against any third party alleging infringement, misappropriation, dilution or other violation of any Allocated Intellectual Property that is owned or purported to be owned by any Acquired Company or, with respect to the Business, Seller or any of its Affiliates.

(e) The Acquired Companies and, with respect to the Business, Seller and its Affiliates, have taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary and confidential information (including Trade Secrets) pertaining to the Business, including maintaining policies requiring all employees, consultants and independent contractors to agree to preserve the proprietary and confidential information of the Business.

(f) All employees, independent contractors and consultants who contributed to the discovery, creation or development of any Allocated Intellectual Property used in the conduct of the business of the Acquired Companies transferred all rights and interest in such Allocated Intellectual Property to Seller or one of its Affiliates pursuant to enforceable written agreements, the work-for-hire doctrine or other conveyance of rights. No such employee, independent contractor or consultant has any right, license, claim or interest whatsoever in or with respect to any Allocated Intellectual Property.

(g) Except as disclosed in Section 3.21(g) of the Seller Disclosure Schedule, each of the Acquired Companies and, with respect to the Business, Seller and its Affiliates, (i) provides privacy policies in compliance with Privacy Requirements; (ii) is in compliance with all applicable privacy policies, terms of use and Privacy Requirements, except to the extent that any such failure to comply would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Companies, taken as a whole; and (iii) has implemented and maintains a written information security program and includes reasonable administrative, technical and physical safeguards to protect against reasonably anticipated threats or hazards to the privacy, security, integrity and confidentiality of User Data and Business IT Systems in compliance with applicable Privacy Requirements.

(h) Except as disclosed in Section 3.21(h) of the Seller Disclosure Schedule, since December 31, 2014, none of the Acquired Companies or, with respect to the Business, Seller or any of its Affiliates, has experienced (i) to the Knowledge of Seller, any loss, misuse, damage, unauthorized access, unauthorized disclosure or unauthorized use of any User Data, except such loss, misuse, damage, unauthorized access, disclosure or use would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Acquired Companies, taken as a whole, or (ii) any other event that any Acquired Company, or with respect to the Business, Seller or any of its Affiliates required a data breach notice to any Person or Governmental Entity under Privacy Requirements. Neither (A) the execution, delivery, or performance of this Agreement, the other Transaction Agreements or any of the other agreements, instruments, or documents contemplated hereby, nor (B) the consummation of any of the transactions contemplated hereby or thereby, nor (C) Buyer’s possession or use of the User Data in the same manner as the applicable Acquired Companies and, with respect to the Business, Seller and its Affiliates, possessed or used prior to the Closing will result in any violation of Privacy Policies, terms of use, or any Privacy Requirements.

(i) The Acquired Companies and, with respect to the Business, Seller and its Affiliates, as applicable, possess all source code and other sufficient documentation and materials necessary to compile, maintain, implement and operate the Business Software. Except as set forth on Section 3.21(i) of the Seller Disclosure Schedule none of the Acquired Companies or, with respect to the Business, Seller or any of its Affiliates, has disclosed, delivered or otherwise provided, any source code for any Business Software to any Person.

(j) Except as disclosed in Section 3.21(j) of the Seller Disclosure Schedule, none of the Acquired Companies or, with respect to the Business, Seller or its Affiliates has (i) received any written correspondence, (ii) conducted an internal investigation, or (iii) provided any voluntary disclosure relating to an offense under or alleged possible violation of any of the Privacy Requirements.

(k) None of Seller or its Affiliates has distributed or used any Open Source Software in a manner that: (i) requires Seller or its Affiliates to disclose to any third party the source code of any Business Software; (ii) requires Seller or its Affiliates to distribute or make available any Business Software without charge; or (iii) requires that users have the right to decompile, disassemble or otherwise reverse engineer any Business Software, and the transactions contemplated by this Agreement will not trigger any requirement described in clause (i), (ii) or (iii) above; except, in each of the foregoing cases, other than with respect to the Open Source Software itself.

(l) The material Business IT Systems are in good working condition to effectively perform all information technology operations necessary to conduct the Business. Each of the Acquired Companies and, with respect to the Business, Seller and its Affiliates, have in place a commercially reasonable disaster recovery program. None of the Acquired Companies or, with respect to the Business, Seller or any Affiliates has experienced any material unplanned outage of all or any portion of the material Business IT Systems since December 31, 2014.

(m) Neither the execution, delivery nor performance of this Agreement or any other Transaction Agreement, nor the consummation of any of the transactions contemplated by this Agreement (including the transfer of any User Data) or any such other agreement entered into in connection herewith or therewith will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare: (i) a loss of, or encumbrance on, any Allocated Intellectual Property; or (ii) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Allocated Intellectual Property.

(n) Except for the Seller Trademarks and the Intellectual Property rights of the Excluded Business and taking into account the rights granted to Buyer under the Transition Services Agreement and the license set forth in Section 5.7(c) herein, the sale and transfer of the Allocated Intellectual Property and Allocated IP Contracts pursuant to this Agreement will convey or otherwise grant to Buyer all the Business Registered Intellectual Property Rights owned by or licensed to Seller and any of its Affiliates and primarily used in the current conduct of the Business.

SECTION 3.22 Sufficiency of Assets. Except as set forth in Section 3.22 of the Seller Disclosure Schedule, and subject to the receipt of all Governmental Approvals and consents of third parties set forth in Section 3.5 of the Seller Disclosure Schedule, the assets, rights, properties and services of the Acquired Companies (after giving effect to the Restructuring) and the assets, rights, properties and services transferred or made available to Buyer Parent and its Affiliates pursuant to this Agreement and the other Transaction Agreements (but without regard to any right of Buyer Parent or its Affiliates (including the Acquired Companies) to obtain thereunder any omitted or additional services following the Closing) will, as of the Closing, comprise assets, Permits, rights, properties and services that are sufficient to permit Buyer (i) to operate the CBVA Business and administer the FA Business and the Retained Businesses immediately following the Closing Date in substantially the same manner as the CBVA Business is being operated, and the FA Business and Retained Businesses are being administered, as of the date hereof and (ii) to permit Buyer and the Acquired Companies, as applicable, to perform their respective obligations under the Administrative Services Agreements and the Transition Services Agreement. For the avoidance of doubt, this Section 3.22 does not address any employee matters, which are addressed in Section 3.9, any Permit needed to write new policies or annuity Contracts after the Closing Date or any matters relating to the capital required to be held by Buyer or any of its Affiliates (including the Company) or Reinsurer after the Closing Date.

SECTION 3.23 Brokers. Seller is solely responsible for the payment of the fees and expenses of any broker, investment banker, financial adviser or other Person acting in a similar capacity in connection with the transactions contemplated by this Agreement or any of the Transaction Agreements based upon arrangements made by or on behalf of Seller or any Affiliate.

SECTION 3.24 Separate Accounts; ERISA Compliance of Accounts.

(a) Section 3.24(a) of the Seller Disclosure Schedule sets forth a true, complete and correct list of all separate accounts established by the Company or, with respect to the Business, any applicable Affiliates of Seller (collectively, the “Separate Accounts”) as of the date hereof, including an indication of whether each such Separate Account is (i) registered under the Investment Company Act (and, if applicable, the Investment Company Act registration file number applicable to such Separate Account), (ii) associated with an Insurance Contract that has been offered to a contractholder that is or is deemed to constitute the assets of an “employee benefit plan” within the meaning of Section 3(3) of ERISA or a “plan” within the meaning of Section 4975 of the Code (collectively, “ERISA Separate Accounts”), or (iii) neither (i) nor (ii). No later than five (5) Business Days prior to the Closing Date, Seller shall deliver an updated copy of such Schedule, including all Separate Accounts established following the date hereof to the fifth (5th) Business Day prior to the Closing Date, and on each Business Day thereafter, Seller shall deliver to Buyer Parent an update of such Schedule, if necessary, showing any Separate Accounts established between the fifth (5th) Business Day prior to the Closing Date and the Closing Date.

(b) None of the Acquired Companies, or with respect to the Business, Seller or any of its Affiliates, has engaged in any violation of any fiduciary duty under ERISA or any non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code with respect to the ERISA Separate Accounts, in each case, that individually or in the aggregate, have had, or would reasonably be expected to have, a material Liability to any Acquired Company. None of the assets of any general account of any Acquired Company are treated as plan assets for any purpose of Title I of ERISA or Section 4975 of the Code by reason of the application of any Applicable Law. None of the Acquired Companies, or, with respect to the Business, Seller or any of its Affiliates, have provided investment advice for a fee in respect of any Insurance Contract held by any contractholder that is subject to Title I of ERISA or a “plan” within the meaning of Section 4975 of the Code or exercised any management or discretionary authority that would render it a fiduciary under Title I of ERISA or Section 4975 of the Code with respect to such Insurance Contracts. No payment received by an Acquired Company or, with respect to the Business, Seller or any of its Affiliates in respect of any Insurance Contract held by any contractholder that is subject to Title I of ERISA or a “plan” within the meaning of Section 4975 of the Code that is from a third party unaffiliated with an Acquired Company, Seller or any of its Affiliates (i.e., in respect of any Registered Separate Account, including 12b-1 fees, revenue sharing, commissions etc.) has resulted or would reasonably be expected to result in a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code. From and including June 9, 2017, none of the Acquired Companies or, with respect to the Business, Seller or any of its Affiliates, have provided any “investment advice” within the meaning of 29 CFR 2510.3-21(a) with respect to any Insurance Contract held by any contractholder that is subject to Title I of ERISA or Section 4975 of the Code other than with respect to the provision of such investment advice that is subject to an exception or otherwise not considered “investment advice” under 29 CFR 2510.3-21(a).

(c) Each Separate Account is, and has been, (i) duly and validly established and maintained in all material respects under Applicable Law and (ii) since December 31, 2014, operated in compliance with Applicable Law (including the conditions of any applicable exemptions obtained from provisions of the Investment Company Act), except, in each case, as would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Business, taken as a whole.

(d) Each Separate Account either (i) is registered as a unit investment trust or an open-end management investment company under the Investment Company Act (each, a “Registered Separate Account”), (ii) is not an investment company within the meaning of the Investment Company Act, or (iii) is not registered as an investment company in reasonable reliance upon the exclusion from the definition of an investment company in Section 3(c)(1), 3(c)(7) or 3(c)(11) of the Investment Company Act and, except as is provided on Section 3.24(a) of the Seller Disclosure Schedule, is not subject to Title I of ERISA or Section 4975 of the Code. The registration of each Separate Account registered under the Investment Company Act is in full force and effect.

(e) Except as set forth in Section 3.24(e) of the Seller Disclosure Schedule, neither Seller nor any of its Affiliates has received written notice of any examinations, investigations, reviews, inspections or formal or informal inquiries of the Separate Accounts, including periodic regulatory examinations of the Separate Accounts’ affairs and condition, civil investigative demands and market conduct examinations, by any Governmental Entity that have been conducted, or are pending or, to the Knowledge of Seller, threatened in writing, since December 31, 2014 through the date hereof.

(f) (i) Each Separate Account currently is and has been since December 31, 2014 in compliance with its investment objectives, investment policies and restrictions (as they may be amended from time to time) and other contract terms; (ii) the value of the net assets of each Separate Account has been determined and is being determined using portfolio valuation methods that comply with the methods described in its offering or plan documents and (iii) each Acquired Company, Seller and Affiliate of Seller that has provided investment advisory services to any Separate Account has done so in compliance with such Separate Account’s investment objectives, investment policies and restrictions (as they may be amended from time to time) and other contract terms, except, in each case, as would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Business taken as a whole.

(g) Each Registered Separate Account has written policies and procedures adopted pursuant to Rule 38a-1 under the Investment Company Act that are reasonably designed to prevent material violations of the United States Federal Securities Laws, as such term is defined in Rule 38a-1(e)(1) under the Investment Company Act. Since December 31, 2014, there have been no Material Compliance Matters (as such term is defined in Rule 38a-1 under the Investment Company Act) that are materially adverse to any Registered Separate Account, as such term is defined in Rule 38a-1(e)(2) under the Investment Company Act, other than those which have been reported as required by Rule 38a-1(a)(4)(iii)(B), if any, and satisfactorily remedied or are in the process of being remedied and those that would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Business taken as a whole.

SECTION 3.25 Broker-Dealer.

(a) DSL is and has been, since the commencement of its engagement in activities for which registration as a broker-dealer is or was required under the Exchange Act (such activities, the “Broker-Dealer Activities”), duly registered as a broker-dealer under the Exchange Act, applicable state securities law, and the rules of FINRA (“FINRA Rules”). DSL is a member firm of FINRA, in good standing. DSL is not a member of any other self-regulatory organization. DSL is duly registered, licensed and qualified as a broker-dealer in all jurisdictions where such registration, licensing or qualification is so required. Neither the Company nor, solely with respect to the FA Business, RLI have been at any time since December 31, 2014 or are currently required to be registered, licensed or qualified as a broker or a dealer under the Exchange Act, FINRA Rules or any other Applicable Laws. DSL is in compliance in all material respects with all Applicable Laws requiring registration, licensing or qualification as a broker-dealer, and is in compliance with all Applicable Laws concerning its operations as a broker-dealer, except as would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Business taken as a whole. Since December 31, 2014, DSL has filed all regulatory reports, schedules, forms, registrations and other documents, including Form BD and filings pursuant to FINRA Rule 4530 and SEC Rules 17a-5 and 17a-11, as applicable, together with any material amendments required to be made with respect thereto, that it was required to file with any applicable Governmental Entities on its own behalf or on behalf of any of its “associated persons”, as such term is defined in the Exchange Act and the rules and Bylaws of FINRA (the “Associated Persons”) (collectively, the “BD Regulatory Filings”), and has paid all fees and assessments due and payable in connection therewith, except in each case, as would not reasonably be expected to be individually or in the aggregate, materially adverse to the Business taken as a whole. Since December 31, 2014, the information contained in DSL’s BD Regulatory Filings, including the information contained in DSL’s Form BD as most recently filed with the SEC, was true, complete and correct in all material respects at the time of filing, and DSL has made all material amendments to such BD Regulatory Filings as it is required to make under any Applicable Law. Seller has provided to Buyer Parent prior to the date hereof a true, complete and correct copy of DSL’s membership agreement with FINRA, and DSL is operating in compliance with the terms and conditions of such membership agreement except, as would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Business taken as a whole, and no Action is pending with FINRA to amend such membership agreement.

(b) Except as set forth in Section 3.25(b) of the Seller Disclosure Schedule, neither DSL, Seller nor any of Seller’s Affiliates or, to the Knowledge of Seller, any of DSL’s officers, directors, security holders, employees or Associated Persons has received written notice of any Action, audit, sweep letter, examination or other inquiry (including by the SEC, FINRA, the Department of Labor or any other Governmental Entity) pending or, to the Knowledge of Seller threatened in writing, against DSL or against or involving any officer, director, security holder, employee or Associated Persons of DSL, as the case may be. Neither DSL nor, to the Knowledge of Seller, any Associated Person thereof is ineligible or disqualified pursuant to Section 15(b) of the Exchange Act to act as a broker-dealer or as an associated person of a registered broker-dealer. There is no Action pending or, to the Knowledge of Seller, threatened in writing, that would reasonably be expected to result in DSL or any Associated Person thereof becoming ineligible to act in such capacity. Neither DSL nor, to the Knowledge of Seller, any of its directors, officers, employees or Associated Persons is or has been adjudged or is under current investigation or Action, whether preliminary or otherwise, for “statutory disqualification” as defined in Section 3(a)(39) of the Exchange Act or is subject to any of the events set forth in

Rule 1014(a)(3)(A) and (C) through (E) of the former National Association of Securities Dealers, Inc., and, to the Knowledge of Seller, none of such directors, officers, employees or Associated Persons is subject to heightened supervision under the rules, regulations, ordinances or by-laws of any Governmental Entity. Neither DSL nor, to the Knowledge of Seller, any Affiliate or Associated Person is subject to a disqualification under Rule 262 of Regulation A under the Securities or Rule 506(d) of Regulation D under the Securities Act, or any similar disqualification provisions under Regulation E under the Securities Act, except as would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Business taken as a whole.

(c) Except as disclosed in any Form BD or Form U-4 filed by DSL prior to the date of this Agreement, neither DSL nor, to the Knowledge of Seller, any of its directors, officers, employees or Associated Persons is subject to any order or Action of any Governmental Entity that permanently enjoins such Person from engaging in or continuing any conduct or practice in connection with any activity involving or in connection with Broker-Dealer Activities. Neither DSL nor, to the Knowledge of Seller, any of its directors, officers, employees or Associated Persons is, or has been, the subject of any Action or disciplinary event requiring disclosure on Form BD, Form U-4 or otherwise with any Governmental Entity that has not been so disclosed, except, with respect to such non-disclosure, as would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Business taken as a whole.

(d) Section 3.25(d) of the Seller Disclosure Schedule sets forth a true, complete and correct list of each “branch office” and “office of supervisory jurisdiction” (as defined under FINRA Rules) of DSL.

(e) Each of DSL’s directors, officers, employees, Associated Persons and independent contractors, who are required under Applicable Law to be registered, licensed or qualified as a principal, a representative, an agent or a salesperson (or a limited subcategory thereof) with any Governmental Entity are, and have been since December 31, 2014 (or such more recent date on which such Person first became associated with DSL or the Business), duly registered as such and such registrations are and were, since December 31, 2014 (or such more recent date), in full force and effect, or are or were in the process of being registered as such within the time periods required by any Governmental Entity, as applicable, except as would not be material to the Business taken as a whole. Section 3.25(e) of the Seller Disclosure Schedule sets forth all Governmental Entities with which DSL and each of its directors, officers, employees, Associated Persons and independent contractors are registered, licensed, authorized or approved as a broker-dealer, a principal, a representative, an agent or a salesperson (or any limited subcategory thereof), including any membership in or registration with any such Governmental Entity. Except as set forth in Section 3.25(e) of the Seller Disclosure Schedule, none of such principals, representatives, agents or salespersons is registered on behalf of any broker-dealer other than DSL.

(f) DSL has adopted written supervisory procedures that are reasonably designed to detect and prevent any material violations under Applicable Laws, and there has been no material non-compliance by DSL with respect to the foregoing requirements or its own internal procedures and policies related to the foregoing, other than those which would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Business taken as a whole.

(g) DSL maintains its minimum net capital (i) in compliance in all material respects with all Applicable Laws imposed by the SEC or any other Governmental Entity and (ii) in an amount sufficient to ensure that it has not been required to file notice under Rule 17a-11 under the Exchange Act. DSL has no agreement, arrangement or understanding with any Governmental Entity to increase its regulatory capital above the amounts required to be maintained pursuant to Rule 15c3-1 under the Exchange Act. Since December 31, 2014, no capital withdrawal or transfer of assets from DSL has occurred that was not in compliance with FINRA Rule 4110, NASD Rule 1017(a)(3) or SEC Rule 15c3-1. DSL does not guarantee any other person’s liabilities, and none of DSL’s assets has been pledged to secure financing or a loan to it or any Affiliate or Associated Person. DSL does not have any subordinated debt outstanding to any Affiliate or Associated Person.

SECTION 3.26 Third Party Administrators. Except as set forth in Section 3.26 of the Seller Disclosure Schedule, to the Knowledge of Seller, since December 31, 2014, each third party administrator that managed or administered insurance business for the Company or, with respect to the Business, Seller or any of its Affiliates, at the time such Person managed or administered such business, was duly licensed as required by Applicable Law (for the type of business managed or administered on behalf of such entity), and to the Knowledge of Seller, no such third party administrator has been since December 31, 2014 or is in violation (or with or without notice or lapse of time or both, would be in violation) of any term or provision of any Applicable Law applicable to the administration or management of insurance business for the Company or, with respect to the Business, Seller or any of its Affiliates, except for such failures to be licensed or such violations which have been cured, resolved or settled through agreements with applicable Governmental Entities, are barred by an applicable statute of limitations, or that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Material Adverse Effect.

SECTION 3.27 Investment Assets.

(a) Seller has provided to Buyer Parent a true, complete and correct list of all Investment Assets owned by the Company, RRII and, with respect to the FA Business, RLI as of November 30, 2017. Each of the Company, RRII and RLI, or a trustee acting on any such entity’s behalf, has valid title to all Investment Assets, free and clear of any Liens other than Permitted Liens. As of the date hereof, except as set forth in Section 3.27(a) of the Seller Disclosure Schedule, none of the Investment Assets are subject to any Liability to fund any capital calls or capital commitments or similar obligations. The Investment Assets set forth on Section 3.27(a)(i) of the Seller Disclosure Schedule are referred to as the “CBVA Allocated Investment Assets.” The Investment Assets set forth on Section 3.27(a)(ii) of the Seller Disclosure Schedule are referred to as the “Payout Annuity Allocated Investment Assets.”

(b) Seller has provided to Buyer Parent true, complete and correct copies of the investment guidelines and policies and the hedging guidelines with respect to the Business as of the date hereof.

SECTION 3.28 CTE95 Model.

(a) The CTE95 Model: (i) was used to generate results for the CBVA Business as of June 30, 2017 and for capital management purposes in the ordinary course of business, in each case as updated for assumptions adopted by Seller for purposes of preparing its financial statements as of September 30, 2017 and for purposes of its capital management program; (ii) was used to generate the base valuation of the CTE95 Amount (without giving effect to clause (ii) of the definition thereof) calculated under the explicit approach in accordance with the document that was posted to the electronic data room that was established in connection with the transactions contemplated by this Agreement as document number 3.2.35 (“Indigo – Reserves Capital Sensitivities v15”); (iii) was used to generate the “CTE95 valuation sensitivity to equity and interest rate levels” calculated under the explicit approach, which was posted to the electronic data room that was established in connection with the transactions contemplated by this Agreement as document number 3.2.35 (“Indigo – Reserves Capital Sensitivities v15”); (iv) is the arithmetic mean of the “static hedge CTE” and “Best Efforts hedge CTE” results with respect to the CBVA Business; (iv) is in accordance with the document “Annex B - Voya CBVA Statutory Assumptions 3Q2017 v6.docx”, which was posted to the electronic data room that was established in connection with the transactions contemplated by this Agreement as document number 3.2.53; and (v) is consistent with the methodology for generating inputs as set forth in the document posted to the electronic data room that was established in connection with the transactions contemplated by this Agreement as document number 3.2.63 (“CBVA_CTE95_Miscellaneous Inputs v6.xlsx.”

(b) The methodology described in the CTE95 Model and Calculation Methodologies for determining the Closing Date Starting Assets is consistent with the methodology used to determine the starting assets used in the generation of Anchor Valuation 1 and Anchor Valuation 2, as illustrated in document “Illustration of Hedge Position Rebalancing for CTE95.xlsx” posted to the data room as document number 3.2.85 on December 19, 2017, and would not be impacted by Seller’s discretionary hedge program transactions beyond the Guarantee Hedge Program between June 30, 2017 and the Closing Date.

(c) The CTE 95 Model used at Closing when fed with the Valuation Input Set (as defined in the CTE95 Model and Calculation Methodologies) as of June 30, 2017 will exactly reproduce Anchor Valuation 1 output.

(d) The CTE 95 Model used at Closing when fed with the Sensitivity Input Set (as defined in the CTE95 Model and Calculation Methodologies) as of June 30, 2017 used to generate Anchor Valuation 2 will exactly reproduce Anchor Valuation 2 output.

(e) The processes that will be used to generate the Valuation Input Set as of the Closing Date are consistent with the processes used to the generate the Valuation Input Set as of June 30, 2017 such that if the processes that will be used at Closing Date were rerun with conditions as of June 30, 2017, the Valuation Input Set for Anchor Valuation 1 would result.

SECTION 3.29 Internal Controls. Each Acquired Company and, with respect to the Business, Seller and its Affiliates, maintains, in all material respects, systems of internal accounting controls designed to provide assurance that: (i) transactions are executed with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of its financial statements in conformity in all material respects with SAP, Modified GAAP or GAAP, as applicable, and to maintain accountability for its assets; (iii) access to its assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate actions are taken with respect to any differences.

SECTION 3.30 Tax Treatment of Insurance Contracts. Except as disclosed in Section 3.30 of the Seller Disclosure Schedule and except as required by a change in Applicable Law between the date of this Agreement and the Closing Date:

(a) The Tax treatment of each Insurance Contract is not, and, since the time of issuance (or subsequent modification), has not been, materially less favorable to the purchaser, policyholder or intended beneficiaries thereof, than the Tax treatment (i) that was purported to apply in any written materials provided by any member of a Seller Group to the purchaser (or policyholder) at the time of issuance (or any subsequent modification of such policy), or (ii) for which such policy was intended to qualify at the time of issuance (or subsequent modification). For purposes of this Section 3.30, the provisions of Applicable Law relating to the Tax treatment of such Insurance Contracts shall include, but not be limited to, Sections 72, 101, 817, 7702, 7702A and 7702B of the Code.

(b) All Insurance Contracts that are subject to none of Section 72, Section 101(f) or Section 7702 of the Code qualify as life insurance contracts for purposes of the Code. All Insurance Contracts that are subject to Section 101(f) of the Code satisfy the requirements of that section and otherwise qualify as life insurance contracts for purposes of the Code. All Insurance Contracts that are subject to Section 7702 of the Code satisfy the requirements of Section 7702(a) of the Code and otherwise qualify as life insurance contracts for purposes of the Code.

(c) Each Insurance Contract that is subject to Section 817 of the Code complies with, and, at all times since its issuance, has complied with, the diversification requirements applicable thereto, and the Company or RLI (as the case may be), is treated, for federal Tax purposes, as the owner of the assets underlying such Insurance Contract.

(d) None of the Insurance Contracts is a “modified endowment contract” within the meaning of Section 7702A of the Code, except for any Insurance Contract that is being administered as a “modified endowment contract” and with respect to which the policyholder either (i) consented in writing to the treatment of such policy as a “modified endowment contract” and has not acted to revoke such consent or (ii) was informed in writing about the treatment of such policy as a “modified endowment contract.”

(e) The Company, and, with respect to the Business, Seller and its Affiliates, has materially complied with all Tax reporting, withholding, and disclosure requirements applicable to the Insurance Contracts and, in particular, but without limitation, has reported distributions under such Insurance Contracts in compliance in all material respects with all applicable requirements of the Code, Treasury Regulations and forms issued by the IRS.

(f) The Company, and, with respect to the Business, Seller and its Affiliates, has maintained the information reasonably necessary to determine the Insurance Contracts’ qualification for any applicable Tax treatment under the Code, to monitor the Insurance Contracts for treatment as “modified endowment contracts,” or to facilitate compliance with the Tax reporting, withholding, and disclosure requirements applicable to the Insurance Contracts in the manner required by Revenue Procedure 98-25.

(g) None of the Company, and, with respect to the Business, Seller or any of its Affiliates, is bound by any agreement or arrangement, or is involved in any discussions or negotiations with the IRS or any other Tax Authority, or otherwise has requested relief, regarding the failure of any Insurance Contracts to meet the requirements of the Product Tax Law Rules. In addition, none of the Company, and, with respect to the Business, Seller or any of its Affiliates, is a party to or has received written notice of any federal, state, local or foreign audits or other administrative or judicial actions with regard to the Tax treatment of any Insurance Contracts, or of any claims by the purchasers, holders or intended beneficiaries of the Insurance Contracts regarding the Tax treatment of (i) the Insurance Contracts or (ii) any plan or arrangement in connection with such Insurance Contracts were purchased or have been administered.

(h) Neither Seller nor any of its Affiliates is a party to any “hold harmless” indemnification agreement or Tax Sharing Arrangement under which Seller or any of its Affiliates is liable for the Tax treatment of (i) the Insurance Contracts or (ii) any plan or arrangement in connection with which such Insurance Contracts were purchased or have been administered.

(i) All information technology used by the Company, and, with respect to the Business, Seller and any of its Affiliates to maintain the Insurance Contracts’ qualification and administration under the Product Tax Law Rules for which such policies, plans or contracts were purported to qualify at the time of their issuance or purchase has been designed and implemented to maintain such qualification and administration.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER PARENT AND REINSURER PARENT

SECTION 4.1 Representations and Warranties of Buyer Parent. Subject to and as qualified by the matters set forth in the Buyer Disclosure Schedule, Buyer Parent represents and warrants to Seller as of the date of this Agreement and as of the Closing Date as follows; provided, however that any representations and warranties that are made as of a specific date or as of the date of this Agreement are made only as of such date:

(a) Organization and Standing. Buyer is a corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware. Buyer Parent is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware.

(b) Authority. Each Buyer Party has the requisite corporate or other entity power and authority to enter into the Transaction Agreements to which it is a party and to consummate the transactions contemplated thereby. The execution and delivery by each Buyer Party of the Transaction Agreements to which it is or will be a party and the consummation by each Buyer Party of the transactions contemplated thereby have been and, with respect to the Transaction Agreements to be executed and delivered at the Closing, will be, duly authorized by all necessary corporate action on the part of such Buyer Party. Each of the Transaction Agreements to which a Buyer Party is or will be a party have been or, with respect to the Transaction Agreements to be executed and delivered at the Closing, will be, duly executed and delivered by such Buyer Party and, assuming such Transaction Agreements constitute the valid and binding agreements of the other parties thereto (other than the Buyer Parties), constitute valid and binding obligations of such Buyer Party, enforceable against such Buyer Party in accordance with their terms except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(c) Capital Structure. Apollo is the record and beneficial owner of all of the outstanding equity interests of Buyer Parent. Buyer Parent is the record and beneficial interest of all of the capital stock of Buyer. Except as contemplated by the Equity Financing, no shares of capital stock or other equity interests of Buyer Parent or Buyer are issued, reserved for issuance or outstanding. Except as contemplated by the Subscription Agreement and the Equity Commitment Letters or as set forth in Section 4.1(c) of the Buyer Disclosure Schedule, there are no securities, options, calls, puts, tag alongs, drag alongs, warrants, rights, capital appreciation rights, phantom stock plans, securities with participation rights or features, or similar commitments or agreements, contingent or otherwise, which obligate Buyer Parent or any of its Subsidiaries to issue, sell, repurchase, redeem (or establish a sinking fund with respect to redemption), or otherwise acquire or deliver shares of capital stock or other equity interests of any Buyer Parent or any of its Subsidiaries. Except as contemplated by this Agreement or the Debt Commitment Letter or as set forth in Section 4.1(c) of the Buyer Disclosure Schedule, there are no bonds, debentures, notes or other indebtedness of Buyer Parent or any of its Subsidiaries. Buyer Parent and Buyer were each formed for the purpose of entering into this Agreement and consummating the transactions contemplated hereby and by the other Transaction Agreements, and has conducted no business, performed any activities or incurred any Liability other than activities related to their formation and activities taken in connection with the transactions contemplated by this Agreement (including entering into documentation with respect to the Financing).

(d) Noncontravention; Consents. Except as disclosed in Section 4.1(d) of the Buyer Disclosure Schedule, the execution and delivery of the Transaction Agreements by each Buyer Party that is or will be a party thereto and the consummation of the transactions contemplated thereby by such Buyer Party do not and will not (i) conflict with any of the provisions of the Organizational Documents of any Buyer Party, (ii) subject to the matters referred to in the next sentence, conflict with, result in a breach or violation of, or default (with or without notice or lapse of time or both) under, give rise to a right of termination under, or result in the creation of any Lien (other than a Permitted Lien) on any property or asset of Buyer

Parent, Buyer or any Subsidiary of Buyer under, any agreement, permit, license or instrument to which Buyer Parent, Buyer or any other Subsidiary of Buyer Parent is a party or (iii) subject to the matters referred to in the next sentence, contravene any Applicable Law, which, in the case of clauses (ii) and (iii) above, would materially impair the ability of Buyer to consummate any of the transactions contemplated hereby. No consent, approval or authorization of, or declaration or filing with, or notice to, any Governmental Entity is required by or with respect to any Buyer Party in connection with the execution and delivery of the Transaction Agreements by the Buyer Parties or the consummation by the Buyer Parties of any of the transactions contemplated thereby, except for (i) the approvals, filings and notices required under the insurance laws of the jurisdictions set forth in Section 4.1(d) of the Buyer Disclosure Schedule, (ii) such other consents, approvals, authorizations, declarations, filings or notices as are set forth in Section 4.1(d) of the Buyer Disclosure Schedule and (iii) such other consents, approvals, authorizations, declarations, filings or notices which if not obtained or made would not, in the aggregate, materially impair the ability of Buyer Parent to consummate any of the transactions contemplated hereby.

(e) Compliance with Applicable Laws. Except as disclosed in Section 4.1(e) of the Buyer Disclosure Schedule, Buyer Parent is, and at all times since the date of its formation has been, in compliance with all Applicable Laws, except as would not, individually or in the aggregate, reasonably be expected to impair materially the ability of Buyer Parent to consummate any of the transactions contemplated by this Agreement. Except as disclosed in Section 4.1(e) of the Buyer Disclosure Schedule, Buyer Parent has not, at any time since the date of its formation, received any written notice or other written communication from any Governmental Entity regarding any actual or alleged violation of, or failure on the part of Buyer Parent to comply with, any Applicable Laws, in each case other than any such item that would not, individually or in the aggregate, reasonably be expected to impair materially the ability of Buyer Parent to consummate any of the transactions contemplated by this Agreement.

(f) Purchase Not for Distribution. The Shares and DSL Interests to be acquired under the terms of this Agreement will be acquired by Buyer on behalf of Buyer Parent for Buyer Parent’s own account and not with a view to distribution. Buyer Parent will not, and shall cause Buyer not to, resell, transfer, assign, pledge or otherwise dispose of any Shares or DSL Interests, except in compliance with the registration requirements of the Securities Act and any applicable state securities laws, or pursuant to an available exemption therefrom.

(g) Litigation. There is no Action pending or, to the Knowledge of Buyer Parent, threatened in writing against or affecting Buyer Parent or any Affiliate of Buyer Parent that (i) seeks to restrain or enjoin the consummation of any of the transactions contemplated by this Agreement or (ii) would reasonably be expected to impair materially the ability of Buyer Parent to consummate any of the transactions contemplated by this Agreement. Neither Buyer Parent nor any of its Affiliates nor, to the Knowledge of Buyer Parent, any officer, director or employee of Buyer Parent or any of its Affiliates has been permanently or temporarily enjoined or barred by any order, judgment or decree of any Governmental Entity from engaging in or continuing any conduct or practice in connection with the business conducted by the Acquired Companies, the Business or otherwise that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of any Buyer Party to consummate any of the transactions contemplated by any Transaction Agreement.

(h) Financial Ability.

(i) Attached as Exhibit I are true, complete and correct copies of (A) the executed equity commitment letter, dated as of the date hereof, by and between Buyer Parent and Apollo (the “Apollo Equity Commitment Letter”), (B) the executed equity commitment letter, dated as of the date hereof, by and between Buyer Parent and ALRe (the “Athene Equity Commitment Letter” and, together with the Apollo Equity Commitment Letter, the “Equity Commitment Letters”), pursuant to which each of Apollo and ALRe has committed, upon the terms and subject to the conditions set forth therein, to invest in Buyer Parent the respective cash amounts set forth therein (the “Equity Financing”), and which, make Seller an express third party beneficiary to the Equity Commitment Letters entitled to enforce the obligations of Apollo and ALRe thereunder, subject to the limitations set forth therein.

(ii) Buyer Parent has delivered to Seller a true, complete and correct copy of the executed commitment letter, dated as of the date hereof, by and among Buyer Parent, Buyer, AAIA and Reinsurer (the “Debt Commitment Letter,” and together with the Equity Commitment Letters, the “Financing Commitments”), pursuant to which each of AAIA and Reinsurer have committed, upon the terms and subject to the conditions set forth therein, to lend Buyer the amounts set forth therein for purposes of funding a portion of the transactions contemplated by this Agreement (the “Debt Financing” and, together with the Equity Financing, the “Financing”), and which make Seller an express third party beneficiary entitled to enforce the obligations of AAIA and Reinsurer thereunder, subject to the limitations set forth therein.

(iii) The Financing Commitments have not been amended or modified prior to the date of this Agreement, and, as of the date hereof, the commitments contained in the Financing Commitments have not been withdrawn, terminated or rescinded in any respect. As of the date hereof, the Financing Commitments (x) are in full force and effect and (y) are legal, valid and binding obligations of Buyer Parent and, in the case of the Debt Commitment Letter, Buyer, and the other parties thereto and are enforceable against Buyer Parent and in the case of the Debt Commitment Letter, Buyer, and each of the other parties thereto, in each case except that (A) such enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (B) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. Other than as set forth in the Financing Commitments, there are no conditions related to the funding of the full amount of the Financing under any agreement relating to the Financing to which Buyer Parent or any of its Affiliates is a party. As of the date of this Agreement, no event has occurred and no circumstance exists that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Buyer Parent or any of its Affiliates or on the part of any other party to the Financing

Commitments, under any term or condition of the Financing Commitments. Assuming the conditions set forth in Article VI will be satisfied at or prior to the Closing, and assuming compliance in all material respects by Seller with its obligations under this Agreement, Buyer Parent has no reason to believe, as of the date of this Agreement, that Buyer Parent or any of its Affiliates will be unable to satisfy on a timely basis any term or condition that is required to be satisfied by Buyer Parent or any of its Affiliates as a condition to the funding of the Financing by Apollo, ALRe, Reinsurer or AAIA, or that the Financing will not be made available to Buyer Parent on the Closing Date. There are no side letters or Contracts or arrangements, written or oral, related to the funding or investing, as applicable, of the full amount of the Financing.

(iv) Assuming the Financing is funded in accordance with the Financing Commitments and performance by Seller of its obligations under this Agreement, the funding commitments under the Financing Commitments are in an amount sufficient to permit Buyer Parent to consummate the transactions contemplated hereby and by the other Transaction Agreements (other than the payment by Seller to Buyer Parent of the Subscription Amount) and to perform its obligations under this Agreement and the other Transaction Agreements (including, for the avoidance of doubt, the payment of any amounts in respect of the purchase and sale of the Shares contemplated by this Agreement) and to pay all fees and expenses payable by it at Closing in connection with this Agreement and the other Transaction Agreements.

(i) Solvency. Assuming (v) the accuracy of the representations and warranties of Seller in Section 3.6 (disregarding any references to Knowledge, material, Material Adverse Effect or similar qualifiers), (w) the satisfaction of the conditions precedent set forth in Article VI, (x) the performance by Seller of its obligations under this Agreement and (y) that, immediately prior to the Closing, clauses (i), (ii) and (iii) below, as if they were made in respect of the Acquired Companies and the Business at such time, are true, then immediately following the Closing and after giving effect to the transactions contemplated by the Transaction Agreements, including the payment of all amounts required to be paid by the Acquired Companies or by Buyer Parent or any of its Affiliates or Reinsurer Parent or any of its Affiliates in connection with the transactions contemplated by the Transaction Agreements and all related fees and expenses, each of Buyer Parent and the Acquired Companies will be Solvent. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by the Transaction Agreements with the intent to hinder, delay or defraud either present or future creditors of Buyer Parent, Reinsurer Parent or any of their respective Affiliates, or of the Acquired Companies. For the purposes of this Agreement, the term “Solvent,” when used with respect to any Person, means that, as of any date of determination, (i) the amount of the “fair saleable value” (on a going concern basis) of the assets of such Person will, as of such date, exceed (x) the value of all liabilities of such Person, including a reasonable estimate of contingent and other liabilities, as of such date, as such quoted terms are generally determined in accordance with Applicable Law governing determinations of the insolvency of debtors, and (y) the amount that will be required to pay the probable and reasonably estimated liabilities of such Person with respect to its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (ii) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date and (iii) such Person will be able to pay its liabilities, as of such date, including contingent and other liabilities, as they mature. For purposes of this definition, (A) “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, as of such date, including a reasonable estimate of contingent and other liabilities” means that such Person will be able to generate enough cash to meet its obligations as they become due and (B) the “contingent and other liabilities” of a Person as of such date shall be computed as the amount that, in the light of all the facts and circumstances known to such Person at such date, represents the amount that can reasonably be expected to become an actual or matured liability of such Person.

(j) Brokers. Buyer Parent is solely responsible for the payment of the fees and expenses of any broker, investment banker, financial adviser or other Person acting in a similar capacity in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer Parent or any Affiliate.

SECTION 4.2 Representations and Warranties of Reinsurer Parent. Subject to and as qualified by the matters set forth in the Buyer Disclosure Schedule, and subject to Section 10.12, Reinsurer Parent represents and warrants to Seller as of the date of this Agreement and as of the Closing Date as follows; provided, however, that any representations and warranties that are made as of a specific date or as of the date of this Agreement are made only as of such date:

(a) Organization and Standing. Reinsurer Parent is a company duly organized, validly existing and in good standing under the laws of Bermuda.

(b) Authority. Each Reinsurer Party has the requisite corporate power and authority to enter into the Transaction Agreements to which it is a party and to consummate the transactions contemplated thereby. The execution and delivery by each Reinsurer Party of the Transaction Agreements to which it is or will be a party and the consummation by each Reinsurer Party of the transactions contemplated thereby have been and, with respect to the Transaction Agreements to be executed and delivered at the Closing, will be, duly authorized by all necessary corporate action on the part of such Reinsurer Party. Each of the Transaction Agreements to which a Reinsurer Party is or will be a party have been or, with respect to the Transaction Agreements to be executed and delivered at the Closing, will be, duly executed and delivered by such Reinsurer Party and, assuming such Transaction Agreements constitute the valid and binding agreements of the other parties thereto (other than the Reinsurer Parties), constitute valid and binding obligations of such Reinsurer Party, enforceable against such Reinsurer Party in accordance with their terms except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(c) Noncontravention; Consents. Except as disclosed in Section 4.2(c) of the Buyer Disclosure Schedule, the execution and delivery of the Transaction Agreements by each

Reinsurer Party that is or will be a party thereto and the consummation of the transactions contemplated thereby by such Reinsurer Party do not and will not (i) conflict with any of the provisions of the Organizational Documents of such Reinsurer Party, (ii) subject to the matters referred to in the next sentence, conflict with, result in a breach or violation of, or default (with or without notice or lapse of time or both) under, give rise to a right of termination under, or result in the creation of any Lien (other than a Permitted Lien) on any property or asset of Reinsurer Parent or any of its Subsidiaries under, any agreement, permit, license or instrument to which Reinsurer Parent or any of its Subsidiaries is a party or (iii) subject to the matters referred to in the next sentence, contravene any Applicable Law, which, in the case of clauses (ii) and (iii) above, would materially impair the ability of Reinsurer Parent to consummate any of the transactions contemplated hereby. No consent, approval or authorization of, or declaration or filing with, or notice to, any Governmental Entity is required by or with respect to any Reinsurer Party in connection with the execution and delivery of the Transaction Agreements by the Reinsurer Parties or the consummation by the Reinsurer Parties of any of the transactions contemplated thereby, except for (i) the approvals, filings and notices required under the insurance laws of the jurisdictions set forth in Section 4.2(c) of the Buyer Disclosure Schedule, (ii) such other consents, approvals, authorizations, declarations, filings or notices as are set forth in Section 4.2(c) of the Buyer Disclosure Schedule and (iii) such other consents, approvals, authorizations, declarations, filings or notices which if not obtained or made would not, in the aggregate, materially impair the ability of Reinsurer Parent to consummate any of the transactions contemplated hereby.

(d) Compliance with Applicable Laws. Except as disclosed in Section 4.2(d) of the Buyer Disclosure Schedule, Reinsurer Parent is, and at all times since December 31, 2014 has been, in compliance with all Applicable Laws, except as would not, individually or in the aggregate, reasonably be expected to impair materially the ability of Reinsurer Parent to consummate any of the transactions contemplated by this Agreement. Except as disclosed in Section 4.2(d) of the Buyer Disclosure Schedule, Reinsurer Parent has not, at any time since December 31, 2014, received any written notice or other written communication from any Governmental Entity regarding any actual or alleged violation of, or failure on the part of Reinsurer Parent to comply with, any Applicable Laws, in each case other than any such item that would not, individually or in the aggregate, reasonably be expected to impair materially the ability of Reinsurer Parent to consummate any of the transactions contemplated by this Agreement.

(e) Litigation. There is no Action pending or, to the Knowledge of Reinsurer Parent, threatened in writing against or affecting Reinsurer Parent or any Subsidiary of Reinsurer Parent that (i) seeks to restrain or enjoin the consummation of any of the transactions contemplated by this Agreement or (ii) would reasonably be expected to impair materially the ability of Reinsurer Parent to consummate any of the transactions contemplated by this Agreement. Neither Reinsurer Parent nor any of its Subsidiaries nor, to the Knowledge of Reinsurer Parent, any officer, director or employee of Reinsurer Parent or any of its Subsidiaries has been permanently or temporarily enjoined or barred by any order, judgment or decree of any Governmental Entity from engaging in or continuing any conduct or practice in connection with the FA Business conducted by the Company and RLI or otherwise that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of any Reinsurer Party to consummate any of the transactions contemplated by any Transaction Agreement.

(f) Financial Ability. Reinsurer Parent has and on the Closing Date will have sufficient funds available to perform its obligations under this Agreement and each other Transaction Agreement to which any of the Reinsurer Parties are a party and to pay all associated costs and expenses required to be paid by the Reinsurer Parties.

(g) Brokers. Reinsurer Parent is solely responsible for the payment of the fees and expenses of any broker, investment banker, financial adviser or other Person acting in a similar capacity in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Reinsurer Parent or any Subsidiary.

(h) Financial Statements. Reinsurer Parent has previously provided to Seller true, complete and correct copies of the following financial statements (collectively, the “Reinsurer Financial Statements”): (i) the audited annual statutory financial statements of the Reinsurer and ALRe as of and for the year ended December 31, 2016, in each case as filed with the Insurance Regulator of the jurisdiction of domicile of Reinsurer, and (ii) the unaudited interim statutory financial statements of Reinsurer and ALRe as of and for the six-month period ending September 30, 2017 (collectively, the “Reinsurer Statutory Statements”). Except as set forth in Section 4.2(h) of the Buyer Disclosure Schedule, each of the Reinsurer Financial Statements were prepared in accordance with SAP at and for the periods indicated, subject, in the case of the unaudited financial statements referenced above, to normal recurring year-end adjustments.

(i) No Undisclosed Liabilities. Neither Reinsurer nor ALRe has any Liability that is required to be reflected in a balance sheet (or notes thereto) of Reinsurer or ALRe, as applicable, prepared in accordance with SAP except (i) those Liabilities provided for or disclosed in the Reinsurer Financial Statements or in the notes thereto, (ii) Liabilities disclosed in Section 4.2(h) of the Buyer Disclosure Schedule, (iii) Liabilities incurred in the ordinary course of business since December 31, 2016, (iv) Liabilities incurred in connection with the transactions contemplated by the Transaction Agreements, and (v) other Liabilities that, individually or in the aggregate, would not reasonably be expected to be material to Reinsurer or ALRe.

(j) Section 4.2(j) of the Buyer Disclosure Schedule sets forth a true, complete and correct list of all accounting practices used by Reinsurer and, solely with respect its respective Financial Statements that depart from the National Association of Insurance Commissioners’ Accounting Practices and Procedures Manual (each such departure, a “Reinsurer Permitted or Prescribed Accounting Practice”), if any. All such Reinsurer Permitted or Prescribed Accounting Practices have been approved by the applicable Insurance Regulators in writing at or prior to the time used by the applicable company in connection with the applicable Reinsurer Financial Statement.

ARTICLE V

COVENANTS

SECTION 5.1 Conduct of the Business.

(a) Except as expressly contemplated or expressly permitted by this Agreement, as required by Applicable Law, as set forth in Section 5.1(a) of the Seller Disclosure Schedule or as Buyer Parent otherwise consents in writing in advance (which consent shall not be unreasonably withheld, conditioned or delayed) from the date of this Agreement to the Closing Date, Seller shall, and shall cause each Acquired Company and its applicable Affiliates to, carry on the Business only in the ordinary course and use reasonable best efforts to preserve intact their relationships with Governmental Entities, policyholders, and third parties who provide material services to the Business (including Producers, agents, brokers, insureds, suppliers, creditors and others having business dealings with them) and Business Employees (and, to the extent any Designated Employee or, after a Qualified Employee is identified, such Qualified Employee, ceases to be employed by Seller or its Affiliates to use its reasonable best efforts consistent with Seller’s customary hiring and recruitment processes to attempt to replace such Designated Employee or Qualified Employee with an individual consented to by Buyer Designee (such consent not to be unreasonably withheld, conditioned or delayed)). Without limiting the generality of the foregoing, from the date of this Agreement to the Closing Date, except as expressly contemplated or expressly permitted by this Agreement (including Section 5.1(c)), as required by Applicable Law or as set forth in Section 5.1(a) of the Seller Disclosure Schedule, without the prior written consent of Buyer Parent (which consent, with respect to paragraphs (i), (ii), (vii), (ix), (xii), (xiii), (xiv), (xv) and (xviii) (with respect to such specified paragraphs) shall not be unreasonably withheld, conditioned or delayed), Seller shall cause each Acquired Company not to, and, with respect to the Business, Seller shall not and shall cause each of its Affiliates not to:

(i) enter into, amend in any material respect or, other than pursuant to its current terms, extend, recapture or terminate any Material Contract, Allocated Contract or Reinsurance Contract or waive, release, or assign any material rights or claims thereunder;

(ii) other than Investment Assets, purchase, sell, lease, sublease, license, pledge, exchange, encumber (other than Permitted Liens), or otherwise acquire or dispose of, any property (including real property), or any assets of any Acquired Company (other than assets related primarily or exclusively to the Excluded Business that are not taken into account in the calculation of the Final Total Adjusted Book Value), or that presently constitute, or at the Closing would constitute, any of the Allocated Assets, for which the aggregate consideration paid or payable in any individual transaction is in excess of $1,000,000 or $5,000,000 in the aggregate;

(iii) (A) split, combine or reclassify any Acquired Company’s outstanding capital stock or equity securities or issue or authorize the issuance of any other stock or securities in respect of, in lieu of or in substitution for shares or other interests representing any Acquired Company’s outstanding capital stock or equity securities, (B) whether directly or indirectly, purchase, redeem or otherwise acquire any shares or other interests representing outstanding capital stock or equity securities of any Acquired Company or any rights, warrants or options to acquire any such shares or interests or (C) amend the Organizational Documents of any Acquired Company, or adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, of any Acquired Company;

(iv) issue, sell, grant, pledge or otherwise encumber any shares or other interests representing the capital stock of or equity interests in any Acquired Company, any other voting securities or any securities convertible into or exchangeable for any such shares or interests, or issue, sell, grant or enter into any subscription, warrant, option, conversion or other right, agreement, commitment, arrangement or understanding of any kind, contingent or otherwise, to purchase or otherwise acquire, any such shares or interests, or any securities convertible into or exchangeable for any such shares or interests;

(v) permit any Acquired Company to acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any other Person or substantially all of the assets of any other Person;

(vi) (A) increase or agree to increase the compensation or benefits of any Business Employee other than in the ordinary course consistent with past practice or as required by any written employment agreement or Employee Benefit Plan in force as of the date hereof, (B) except to the extent such change (x) does not affect the benefits provided to any Business Employee, or (y) is generally applicable to employees of Seller and its Subsidiaries, establish, amend, transfer or terminate any Employee Benefit Plan (or any employee benefit plan, program, policy, arrangement or agreement that would be an Employee Benefit Plan if in effect on the date hereof) to the extent that any Business Employee is covered by such arrangement or (C) adopt or become a party to any arrangement that would be a Company Benefit Plan if in effect as of the date hereof;

(vii) (A) hire any new senior officer who would become a Business Employee except in the ordinary course of business consistent with past practice to replace a senior officer whose employment has been terminated, (B) terminate the employment of any Business Employee other than for cause, or (C) transfer or reallocate the services of any Business Employee to another role with Seller or its Affiliates such that she or he ceases to provide services primarily to the Business;

(viii) make any material change in the accounting, actuarial, investment, reserving, underwriting, or claims administration guidelines, policies, practices or principles, or solely with respect to the FA Business, risk management or hedging guidelines, policies, practices or principles, except as may be required by GAAP or SAP, as applicable, or fail in any material respect to comply with such guidelines, policies, practices or principles;

(ix) make or authorize any capital expenditures with respect to the Business that are, in the aggregate, in excess of $1,000,000;

(x) incur, assume or guarantee any indebtedness for borrowed money or guarantee the obligations of another Person to the extent they would be Allocated Liabilities or Liabilities of any Acquired Company after the Closing;

(xi) other than in connection with the management of Investment Assets, make any loans, advances or capital contributions to, or investments in, any other Person, other than loans and advances to Producers and Business Employees in the ordinary course of business consistent with past practice and other than capital contributions by Seller or any Affiliates of Seller other than an Acquired Company to RRII or any other Subsidiary of Seller that is not an Acquired Company or additions to the Trust Assets;

(xii) pay, settle or compromise any Action or threatened Action, other than any settlement or compromise of any Action that is not brought by a Governmental Entity that involves (A) solely monetary damages that do not exceed $2,000,000, individually or $10,000,000 in the aggregate, or (B) to the extent that the reserve therefor is greater than such amounts, settlement of any such Action to the extent reserved against in the Financial Statements prior to the date of this Agreement;

(xiii) with respect to actions taken in the ordinary course of business, in each case with respect to an Acquired Company, prepare or file any material Tax Return inconsistent with past practice or, on any such Tax return, take any material position or adopt any material method that is inconsistent with positions taken or methods used in preparing or filing similar Tax Returns in prior periods (including positions or methods that would have the effect of deferring income to periods ending after the Closing Date or accelerating deductions to periods ending on or before the Closing Date), in each case, other than to the extent such action is required as a result of a change in Applicable Law, file a Tax Return in a jurisdiction not previously filed in, or file a Tax Return in respect of a type of Tax not previously filed, make, change or revoke any material election related to Taxes, settle or compromise any material claim related to Taxes, enter into any closing agreement related to Tax, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment, or change any taxable period or any Tax accounting method;

(xiv) take any action which could cause (or fail to take any action, the failure of which could cause) any Acquired Company to cease to be a member of the Seller Group of which it is a member as of the date hereof;

(xv) take any action which could cause (or fail to take any action, the failure of which could cause) there to be a “transfer” (as defined in Treasury Regulation § 1.1502-36(f)) of the Shares (other than the actions specifically contemplated by this Agreement);

(xvi) (A) permit the Acquired Companies to enter into any new line of business, or introduce any new products or services, (B) issue any new CBVA Contracts, or (C) change in any material respect existing products or services, except as may be required by Applicable Law;

(xvii) enter into, modify or amend in any material respect or terminate any Intercompany Agreement or Affiliate Agreement that will survive the Closing pursuant to Section 5.6;

(xviii) (A) sell, assign, transfer, grant any security interest in or otherwise encumber or dispose of any material Allocated Intellectual Property; (B) grant any license to any material Allocated Intellectual Property (other than non-exclusive licenses in the ordinary course of business) or (C) abandon, allow to lapse, disclaim or dedicate to the public, or fail to make any filing, pay any fee, or take any other action necessary to prosecute and maintain in full force and effect any Patents, registered Copyrights, registered Trademarks or domain name registrations, in each case, which are used in the Business and are material to the Business;

(xix) make any material change in policies, practices or principles applicable in non-guaranteed elements with respect to the Insurance Contracts; provided that, for the avoidance of doubt, Seller may make changes to the non-guaranteed elements in the ordinary course of business consistent with past practice and which are consistent with changes made by Seller and its Affiliates for similar business;

(xx) take any actions (including buy-out offers) with respect to the Business designed or intended to cause policyholders of Insurance Contracts to surrender, lapse or annuitize at different rates than historic experience;

(xxi) abandon, modify, waive, surrender, withdraw or terminate any material Permit;

(xxii) redeem any Surplus Notes; or

(xxiii) authorize or enter into a binding agreement to take any of the foregoing actions.

(b) From the date of this Agreement to the Closing Date, Seller shall cause each of the Company and RLI to underwrite any FA Contracts consistent with past practice and in accordance with the target probability metrics and other parameters set forth on Schedule 5.1(b). Any FA Contracts issued in breach of this covenant without Buyer Parent’s prior written consent shall be deemed Excluded Business or outside the scope of the RLI FA Business Reinsurance Agreement, as applicable (collectively, the “Non-Qualified FA Contracts”).

(c)

(i) Seller shall notify Buyer Parent as soon as reasonably practicable of any changes that are made to the investment guidelines and policies or hedging guidelines with respect to the CBVA Business.

(ii) Notwithstanding anything to the contrary contained in this Agreement, nothing in clauses (a) or (b) of this Section 5.1 or anywhere else in this Agreement shall prevent the Company, Seller or any of their Affiliates from entering into or terminating any hedging transactions with respect to the CBVA Business.

(d) For the avoidance of doubt, nothing in clauses (a) or (b) of this Section 5.1 or anywhere else in this Agreement shall restrict Seller or any of its Affiliates from considering negotiating, entering into, consummating or taking any other action with respect to any Permitted Transaction.

SECTION 5.2 Access to Information; Confidentiality.

(a) Prior to the Closing Date, Seller shall, and shall cause each Acquired Company to, afford to Buyer Parent and its Representatives reasonable access upon reasonable notice at reasonable times during normal business hours to the Acquired Company Books and Records and, during such period, Seller shall, and shall cause each Acquired Company as applicable, to, furnish to Buyer Parent such information to the extent relating to the Business as Buyer Parent may from time to time reasonably request, other than any such properties, books, Contracts, records and information that (i) are subject to an attorney-client or other legal privilege that would reasonably be expected to be impaired by such disclosure or (ii) are subject to a contractual obligation of confidentiality. If any properties, books, Contracts, records and information is withheld by Seller pursuant to clause (i) or (ii) of the preceding sentence, Seller shall, and shall cause each Acquired Company and, with respect to the Business, each of its Affiliates, to, inform Buyer Parent of that fact and provide a description of the general nature of what is being withheld, and cooperate with any requests for, and use its reasonable best efforts to (A) develop substitute arrangements that do not result in the loss of such privilege or the breach of such obligations (including redacting information or entering into joint defense agreements) and (B) to obtain any consent or waiver necessary from any Person to whom any contractual confidentiality obligation is owed in order to disclose such information to Buyer Parent and restructure the form of access, and/or make other arrangements, so as to permit the access requested. For the avoidance of doubt, Seller shall have no obligation under this Agreement to furnish Buyer Parent the Excluded Business Books and Records. All requests for access or information pursuant to this Section 5.2(a) shall be directed to such Person or Persons as Seller shall designate. Without limiting the terms thereof, the Confidentiality Agreement shall govern the obligations of Buyer Parent and its Representatives with respect to all information of any type furnished or provided to them pursuant to this Section 5.2(a).

(b) Through the Closing Date, Seller shall, and shall cause the Acquired Companies, and, with respect to the Business, each of its Affiliates, to, preserve and maintain the Acquired Company Books and Records, the RLI FA Business Books and Records and the Excluded Books and Records in all material respects in the same manner and with the same care that all such Acquired Company Books and Records, RLI FA Business Books and Records and Excluded Books and Records have been maintained prior to the execution of this Agreement. At the Closing, Seller shall, or shall cause its Affiliates, as applicable, to, (subject to Section 5.2(c) and subject to the last sentence of this paragraph) deliver to Buyer Parent, or its designee, or cause the Acquired Companies to have possession of, (i) all original corporate records of the Acquired Companies, including any such corporate records relating to the Acquired Companies’ legal existence, stock or other equity ownership and corporate governance and (ii) all tangible embodiments of Acquired Company Books and Records. Prior to the Closing Date, the parties shall develop and implement a plan that will result in the delivery or transfer, subject to compliance with Applicable Law and Section 5.2(c), of the electronic or intangible embodiments of the Acquired Company Books and Records to Buyer Parent (or a Person designated by Buyer Parent) at or after the Closing; provided, that any costs attributable to such plan and the transfer of the Acquired Company Books and Records are Separation and Migration Costs and shall be borne by the parties in accordance with Section 5.24(b).

(c) Notwithstanding the foregoing, neither Seller nor any of its Affiliates shall be required to transfer the Books and Records that: (i) are necessary for Seller to provide services under the Transition Services Agreement; provided that Seller shall transfer and shall cause its applicable Affiliates to transfer, such Books and Records to Buyer Parent upon termination of the Transition Services Agreement; or (ii) Seller or its Affiliates are required to retain under Applicable Law; provided that, in the case of (i) and (ii), to the extent such Books and Records would otherwise have been transferred, copies of such Books and Records will be transferred to Buyer Parent. Notwithstanding anything to the contrary contained herein, Seller and its Affiliates shall be entitled to retain copies of any Books and Records transferred to Buyer Parent for accounting, Tax and regulatory purposes. Any such retained Books and Records may only be used by Seller or its agents for accounting, Tax and regulatory purposes.

(d) For a period of five (5) years after the Closing, (i) Seller and its Affiliates shall, and shall cause each of their Representatives to, maintain in confidence any written, oral or other confidential information relating to the Acquired Companies or the Business (including any Acquired Company Books and Records retained pursuant to Section 5.3(e) and any Deal Communications retained pursuant to Section 10.13(b)) or obtained from Buyer Parent or its Affiliates (including the Acquired Companies) and (ii) Buyer Parent and its Affiliates shall, and shall cause each of their Representatives to, maintain in confidence any written, oral or other confidential information relating to Seller or its Affiliates (other than the Acquired Companies or the Business) or the business of any of them or any Privileged Deal Communications that intentionally or inadvertently come into possession of the Acquired Companies or their Affiliates as contemplated by Section 10.13, except that the foregoing requirements in clauses (i) and (ii) of this Section 4.2(e) shall not apply to the extent that (1) any such information is or becomes generally available to the public other than as a result of disclosure by Seller or its Affiliates (in the case of clause (i)) or Buyer Parent and its Affiliates (in the case of clause (ii)) or any of their respective Representatives, in violation of this Section 4.2(e), (2) any such information is required by Applicable Law, stock exchange rules, Governmental Order or a Governmental

Entity to be disclosed; after prior notice has been given to Seller (in the case of clause (i)) or Buyer Parent (in the case of clause (ii)), as applicable (including any report, statement, testimony or other submission to such Governmental Entity), (3) any such information was or becomes available to Seller or its Affiliates (in the case of clause (i)) or Buyer Parent or its Affiliates (in the case of clause (ii)) on a non-confidential basis and from a source (other than the other party or any Affiliate (including the Acquired Companies) or Representative of such other party or its Affiliates) that is not bound by a confidentiality agreement with respect to such information or is not otherwise obligated to keep such information confidential or (4) any such information is reasonably necessary to be disclosed in connection with any Action or in any dispute with respect to this Agreement or any other Transaction Document; provided, that if either party or any of its Affiliates becomes legally compelled by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar judicial or administrative process to disclose such confidential information, such party shall provide the other party with prompt prior written notice of such requirement and reasonably cooperate with the other party and its Affiliates, at such other party’s expense, to obtain a protective order or similar remedy to cause such information not to be disclosed. In the event that such protective order or other similar remedy is not obtained, the party required to make such disclosure or its Affiliates shall furnish only that portion of confidential information that has been legally compelled, and shall exercise its reasonable best efforts to obtain assurance that confidential treatment will be accorded such disclosed information. Each party shall instruct its Affiliates and its and their respective Representatives having access to such confidential information of such obligation of confidentiality.

SECTION 5.3 Reasonable Best Efforts. Upon the terms and subject to the conditions, limitations and other agreements set forth in this Agreement (including the limitations set forth in Section 5.4), each of the parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated by the Transaction Agreements.

SECTION 5.4 Consents, Approvals and Filings.

(a) Seller, Buyer Parent and Reinsurer Parent shall each use, and shall cause each of their respective Affiliates to use, their respective reasonable best efforts, and shall cooperate (and cause each of their respective Affiliate to cooperate) with each other, and Buyer Parent shall cause each Investor who holds, or who will hold as of the Closing, ten percent (10%) or more of the outstanding voting equity interests of Buyer Parent or would otherwise be deemed to be a controlling person pursuant to Chapter 521A of the Iowa Insurance Code (each such Investor, a “Control Investor”), to use their respective reasonable best efforts to (x) comply as promptly as practicable with all requirements of Governmental Entities applicable to the transactions contemplated by this Agreement or any other Transaction Agreement and (y) obtain as promptly as practicable all necessary permits, orders or other consents, approvals or authorizations of Governmental Entities necessary in connection with the consummation of the transactions contemplated by the Transaction Agreements (including those set forth in Section 3.5 of the Seller Disclosure Schedule, Section 4.1(d) of the Buyer Disclosure Schedule or Section 4.2(c) of the Buyer Disclosure Schedule). In connection therewith, Seller, Buyer

Parent and Reinsurer Parent shall, Buyer Parent shall cause each Control Investor to, and Reinsurer Parent shall cause each Reinsurer Party to, (i) make, and Buyer Parent and Seller shall cause their respective Affiliates to make, all legally required filings as promptly as practicable in order to facilitate prompt consummation of the transactions contemplated by the Transaction Agreements, (ii) use reasonable best efforts to provide, and Buyer Parent and Seller shall cause their respective Affiliates to use reasonable best efforts to provide (and Buyer Parent shall cause each Control Investor to use reasonable best efforts to provide), such non-privileged information and documents to Governmental Entities as such Governmental Entities may request, (iii) use reasonable best efforts to take, and Buyer Parent and Seller shall cause their respective Affiliates to use reasonable best efforts to take, such actions as may be required or requested by any applicable Governmental Entities or as may otherwise be necessary in order to obtain the approvals of such Governmental Entities and (iv) consent to and comply with any condition imposed by any Governmental Entity on its grant of any such permit, order, consent, approval or authorization other than any such condition that would constitute a Burdensome Condition. Notwithstanding anything to the contrary contained in this Agreement, and subject to the Resolution Process, none of Seller, Buyer Parent, Reinsurer Parent nor any Control Investor shall be obligated to take or refrain from taking or to agree to it, its Affiliates or any of the Acquired Companies taking or refraining from taking any action, if taking or refraining from taking such action, as applicable, would, or to suffer to exist any condition, limitation, restriction or requirement that would, constitute a Burdensome Condition with respect to Seller (in the case of clause (i) of the definition of Burdensome Condition) or Buyer Parent or Reinsurer Parent (in the case of clause (ii) of the definition of Burdensome Condition). Each of the parties shall provide (and Buyer Parent shall cause each Control Investor to provide) to the other party copies of all applications or other material written communications to Governmental Entities in connection with this Agreement in advance of the filing or submission thereof; provided, that no party shall be required to disclose to the other party, any of its or its Affiliates’ or any Control Investor’s confidential or competitively sensitive information or any personally identifiable information or non-public information of their respective officers, directors or other applicable individuals. Prior to any party being entitled to assert that a Burdensome Condition has been imposed, such party shall follow the Resolution Process.. For the avoidance of doubt, any reasonable steps a party agrees to take through the Resolution Process for the mitigation of any potential Burdensome Conditions shall not themselves constitute a Burdensome Condition hereunder, but shall be taken into account in determining whether any condition, limitation or qualification constitutes a Burdensome Condition hereunder.

(b)

(i) Without limiting the generality of the foregoing, (A) as promptly as practicable and in any event within thirty (30) Business Days after the date hereof, (I) Buyer Parent shall, and shall cause each Control Investor to file a “Form A” change of control application with the Iowa Insurance Division with respect to the acquisition of the Shares at the Closing as contemplated by this Agreement, (II) Buyer Parent and, solely with respect to the Reinsurer Parties, Reinsurer Parent shall, and Buyer Parent shall cause it Affiliates to, file with all applicable Insurance Regulators all other requests for approval of the transactions contemplated by the Transaction Agreements that may be required to be obtained by it, respectively, prior to the Closing; and (III) Seller shall file, and cause its applicable Affiliates to file, with all applicable Insurance Regulators all requests for approval of the transactions contemplated by the Transaction Agreements that may be required to be obtained by it in connection with the entry into the Transaction Agreements or the consummation of the transactions contemplated thereby; and (B) promptly following the time at which the filing required by clause (i)(A)(I) above has been made, Seller shall cause the Company to file with the Iowa Insurance Division requests for approval of the Pre-Closing Dividend. Buyer Parent and Reinsurer Parent shall, and Reinsurer Parent shall cause Reinsurer to, use reasonable best efforts in cooperating with Seller to obtain the approval of the Pre-Closing Dividend from the Iowa Insurance Division. A reasonable time prior to furnishing any written materials to any Insurance Regulator in connection with the transactions contemplated by the Transaction Agreements, each party shall furnish the other parties with a copy thereof, and such other parties shall have a reasonable opportunity to provide comments thereon; provided, that no party shall be required to disclose to the other parties any of its, its Affiliates’ or any Control Investor’s confidential, competitively sensitive information or any personally identifiable information of their respective officers, directors or other applicable individuals. Each party shall give to the other parties prompt written notice if it receives any notice or other communication from any Insurance Regulator in connection with the transactions contemplated by the Transaction Agreements, and, in the case of any such notice or communication which is in writing, shall promptly furnish the other parties with a copy thereof. If any Insurance Regulator requires that a hearing be held in connection with any such approval, each party shall use its reasonable best efforts to arrange for such hearing to be held as promptly as practicable after the notice that such hearing is required has been received by such party. Each party shall give to the other parties reasonable prior written notice of the time and place when any meetings, telephone calls or other conferences may be held by it with any Insurance Regulator in connection with the transactions contemplated by the Transaction Agreements, and, to the extent permitted by the applicable Insurance Regulator, the other parties shall have the right to have a representative or representatives attend or otherwise participate in any such meeting, telephone call or other conference (other than a telephone call initiated by such Insurance Regulator and not scheduled in advance). Subject to Section 5.4(a), Buyer Parent shall cause the Control Investors to furnish any non-privileged information, representations, certifications, applications, affidavits, forms and other documents, make any filings and to take such other actions, in each case that may be required under Applicable Law or that otherwise may be requested or required by any Governmental Entity in connection with the transactions contemplated by this Agreement or the other Transaction Agreements, including as necessary to complete and make any regulatory filing in connection with the transactions contemplated hereby or thereby. Buyer Parent acknowledges and agrees that any breach by any Control Investor of the provisions of this Section 5.4 will be deemed to be a breach by Buyer Parent hereunder; provided, however, that any such breach will be deemed to be cured if, within twenty (20) Business Days of receiving written notice of such breach, the amount of voting equity for which such Control Investor is entitled to subscribe is reduced such that the Control Investor is no longer a Control Investor and Buyer Parent and each of the other Control Investors have updated each applicable “Form A” change of control application to reflect such change. To the extent the Pre-Closing Dividend results in the Company’s unassigned surplus being less than zero dollars ($0), the parties acknowledge and agree that Buyer Parent may make an application with the Iowa Insurance Division for a restatement of the Company’s gross paid-in and contributed surplus and unassigned funds (surplus) under a quasi-reorganization in accordance with the Statement of Statutory Accounting Principles No. 72 to become effective as of or immediately following the Closing, such that the Company’s unassigned funds (surplus) immediately following the Closing will be equal to zero dollars ($0); provided that the receipt of approval with respect to such application will not be a condition to any party’s obligations under this Agreement.

(ii) Seller shall file or cause to be filed as soon as reasonably practicable (and, in any event, with respect to the FINRA CMA (as defined below)), within thirty (30) Business Days after the date of this Agreement an application for approval of a change in ownership or control of the Company under NASD Rule 1017 with FINRA (the “FINRA CMA”) and any notice or other filing with any applicable State securities authority. Subject to the provisions of this Section 5.4, each Party shall, as promptly as practicable, supply any information or documentary material that may be requested by the other Party to complete any such application or filing, including with respect to any inquiries or requests for additional information or documents made by FINRA or an applicable State securities authority. Without the prior written consent of Buyer Parent, neither Seller nor DSL shall agree to any material restriction to be imposed by FINRA as conditions to the FINRA approval, including, without limitation, any requirement to maintain an amount of regulatory capital in excess of the amount of regulatory capital required under Rule 15c3-1 of the Exchange Act as of the date hereof. Prior to filing the FINRA CMA and any other materials or documents with FINRA, and prior to making or filing with a State securities authority, Seller shall provide Buyer Parent with a reasonable opportunity (not less than three (3) Business Days) to review and comment on such FINRA CMA, materials, documents or filings.

(iii) Notwithstanding anything to the contrary in this Agreement, following the date hereof, Buyer Parent and each Control Investor shall be permitted to update each applicable “Form A” change of control application to reflect circumstances arising after the date hereof that result in any Other Investor ceasing to be a Control Investor, regardless of whether Seller has provided notice to Buyer Parent that any Control Investor is in breach of its obligations pursuant to Section 5.4(b)(ii). Buyer Parent shall not, and shall cause its Affiliates not to, enter into any agreement or arrangement with any Person other than the Sponsors, Crestview or Reverence pursuant to which any Person other the Sponsors, Crestview or Reverence, or any of their Affiliates, would become a Control Person at or in connection with the Closing.

(iv) As promptly as practicable and in any event within thirty (30) Business Days after the date hereof, Buyer Parent and Seller shall file a Notification and Report Form pursuant to the HSR Act with respect to the acquisition by Buyer of the Shares, the DSL Interests and the equity of Services Company contemplated by this Agreement. Buyer Parent shall bear full responsibility for the filing fees associated with such HSR Act filing.

(c) Third Party Consents.

(i) Prior to the Closing, except as otherwise agreed by the parties, each party shall cooperate with the other and use reasonable best efforts to obtain the consents, waivers and approvals of Third Parties (other than Governmental Entities) that are necessary in order to consummate the transactions contemplated by this Agreement, including those set forth in Schedule 5.4(c).

(ii) To the extent that any Allocated Asset or Allocated Contract may not be transferred or assigned to Buyer Parent or an Acquired Company without a third-party consent that has not been obtained by the Closing, this Agreement shall not constitute an agreement to transfer or assign the same, if an attempted transfer or assignment would constitute a breach or other contravention thereof or would be ineffective or unlawful.

(iii) If, on the Closing Date, any third-party consent required to effect the transfer of any Allocated Asset or Allocated Contract to Buyer or an Acquired Company has not been obtained, or if an attempted transfer or assignment of any Allocated Asset or Allocated Contract would be ineffective or unlawful, then the parties shall cooperate with each other to reach a mutually agreeable arrangement under which (A) Buyer or an Acquired Company would, in compliance with Applicable Law and, subject to and without limiting Section 5.24, obtain the benefits, assume the obligations, make all payments and otherwise bear the economic burdens associated with such Allocated Asset or Allocated Contract in accordance with this Agreement, including Seller or its Affiliates (other than the Acquired Companies and including that Buyer Parent shall indemnify the Seller Indemnified Persons for any and all Liabilities arising out of or resulting from any action or omission by Buyer Parent or any of its Affiliates before the Closing Date with respect to such Allocated Asset or Allocate Contract) subcontracting, sublicensing or subleasing to Buyer Parent or an Acquired Company, and (B) Seller would, and would cause its applicable Affiliates to, enforce for the benefit (and at the expense) of Buyer Parent and the Acquired Companies, as applicable, any and all of their respective rights against any third party associated with such Allocated Asset or Allocated Contract, and pay, or cause its Affiliates to pay, to Buyer Parent all monies actually received by Seller or any of its Affiliates in respect of such Allocated Asset or Allocated Contract.

(iv) Subject to Section 5.4(c)(i), from and after the Closing Date, the parties shall continue to use reasonable best efforts to obtain, as promptly as practicable, any such third-party consent required to effect the transfer of any Allocated Asset or Allocated Contract to Buyer or an Acquired Company that have not been obtained as of the Closing Date.

SECTION 5.5 Public Announcements. Each of Buyer Parent, Reinsurer Parent and Seller, and their respective Affiliates, shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statement with respect to the transactions contemplated by the Transaction Agreements (including regarding (a) its plans relating to employees, Producers or other third parties or with respect to the funding or operation of the Business or (b) any terms or conditions of any Transaction Agreement) and shall not issue any such press release or make any such public statement with respect to such matters without the advance approval of the other party following such consultation (such approval not to be unreasonably withheld or delayed), except as may be required by Applicable Law or by the requirements of any securities exchange; provided, that, in the event that any party is required under Applicable Law or the requirements of any securities exchange to issue any such press release or make any public statement and it is not reasonably practicable to obtain the advance approval of the other parties hereto as required by this Section 5.5, the party that issues such press release or makes such statement shall provide the other parties with notice and a copy of such press release or statement as soon as reasonably practicable.

SECTION 5.6 Related Party Agreements; Intercompany Obligations. Except as set forth in Section 5.6 of the Seller Disclosure Schedule, Seller shall, and shall cause its Affiliates to, take all actions as may be necessary (including executing one or more instruments evidencing such termination and releases, in each case, in form and substance reasonably satisfactory to Buyer) prior to the Closing to terminate all Intercompany Agreements and Affiliate Agreements and Seller shall, and shall cause its Affiliates to, cause all intercompany Liabilities (excluding the Surplus Notes), owing by any Acquired Company to Seller or any of its Affiliates (other than any Acquired Company) to be paid in full and settled immediately in cash prior to the Closing.

SECTION 5.7 Use of Names; Cross-License.

(a) At or prior to the Closing, each Acquired Company shall transfer any and all right, title or interest, including all associated goodwill, which it may have in or to the Trademarks set forth in Section 5.7(a) of the Seller Disclosure Schedule, any translations or derivations thereof, and any name or Trademark confusingly similar thereto (collectively, the “Seller Trademarks”), or any Internet domain name containing all or a portion of a Seller Trademark or set forth in Section 5.7(a) of the Seller Disclosure Schedule, at Seller’s reasonable request and expense, to Seller or as Seller may direct.

(b) Except as provided in the Transaction Agreements, promptly following the Closing (but no later than ninety (90) days following Closing), Buyer Parent shall cause Buyer Parent and the Acquired Companies to, (i) cease and discontinue any and all uses of the Seller Trademarks, (ii) remove, destroy or irrevocably strike over the labeling, stationery, forms, supplies, displays, advertising and promotional materials, manuals, and other materials existing as of the Closing that bear any Seller Trademarks, and (iii) remove all Seller Trademarks from all assets, websites, email and other online materials and from all signage and other displays. All goodwill associated with the use by Buyer of the Seller Trademarks shall inure to the benefit of Seller. Neither Buyer Parent nor any of its Affiliates shall seek to register in any jurisdiction any trade, corporate or business name, Trademark or other name or source identifier that is a derivation, translation, adaptation, combination or variation of, or confusingly similar to, the Seller Trademarks. Buyer Parent may at all times after the Closing Date retain and use, solely for Buyer Parent’s internal business purposes, records and other historical or archived documents containing or referencing the Seller Trademarks.

(c) Effective as of the Closing Date, with respect to any Excluded Intellectual Property used in the Business during the twelve (12) months immediately preceding the date hereof, except to the extent that such Excluded Intellectual Property is, at any time, provided and/or made available to Buyer or any of its Affiliates as part of any of the Administrative Services Agreements and/or Transition Services Agreement, Seller does hereby, and shall cause its Affiliates to, grant to Buyer Parent and its Affiliates a perpetual, irrevocable, worldwide, non-terminable, non-sublicensable (except as set forth within Section 5.7(e)), non-transferable (except as set forth within Section 5.7(f)), non-exclusive, royalty-free, fully paid-up license fully to make, have made, use, sell, offer to sell, import, provide, commercialize, practice, copy, perform, display, render, develop, create derivative works from and otherwise exploit such Excluded Intellectual Property solely in substantially the same manner and scope such Excluded Intellectual Property was used in connection with the Business as conducted during the twelve (12) months immediately preceding the date hereof, including any natural improvements and extensions to the Business, which license shall survive any transfer, whether in whole or in part, of any such licensed Excluded Intellectual Property. At any time until twelve (12) months after the Closing Date, Buyer Parent may request, and Seller shall provide, one (1) copy of any Ancillary Excluded Software included in the Excluded Intellectual Property, including documentation and source code that is reasonably available, that (i) is subject to the license granted to Buyer Parent under this Section 5.7(c); (ii) has not already been provided to Buyer Parent and (iii) is not otherwise in the possession of Buyer Parent or its Affiliates. Buyer Parent shall, and shall cause its Affiliates, to use commercially reasonable efforts to maintain any Trade Secrets contained within such licensed Excluded Intellectual Property as confidential, including refraining from disclosing such Trade Secrets to any other Person who is not bound by obligations of confidentiality other than pursuant to reasonable confidentiality terms (including in connection with sublicenses). Any improvements or modifications to, or derivative works of, such licensed Excluded Intellectual Property made by or on behalf of Buyer Parent or its Affiliates shall be owned by Buyer Parent and its Affiliates.

(d) Effective as of the Closing Date, with respect to any Licensed-Back Intellectual Property, Buyer Parent does hereby, and shall cause its Affiliates to, grant to Seller and its Affiliates a perpetual, irrevocable, worldwide, non-terminable, non-sublicensable (except as set forth within Section 5.7(e)), non-transferable (except as set forth within Section 5.7(f)), non-exclusive, royalty-free, fully paid-up license fully to make, have made, use, sell, offer to sell, import, provide, commercialize, practice, copy, perform, display, render, develop, create derivative works from and otherwise exploit such Licensed-Back Intellectual Property solely in substantially the same manner and scope such Licensed-Back Intellectual Property was used in connection with the operation of the Excluded Business as conducted using the twelve (12) months immediately preceding the date hereof, including any natural improvements and extensions, specifically excluding the Business, which license shall survive any transfer, whether in whole or in part, of any such Licensed-Back Intellectual Property. At any time until twelve (12) months after the Closing Date, Seller may request, and Buyer Parent shall provide, one (1) copy of any Ancillary Licensed-Back Software included in the Licensed-Back Intellectual Property, including documentation and source code that is reasonably available, that (i) is subject to the license granted to Seller under this Section 5.7(d); (ii) has not already been provided to Seller; and (iii) is not otherwise in the possession of Buyer Parent or its Affiliates. Seller shall, and shall cause its Affiliates, to use commercially reasonable efforts to maintain any Trade Secrets contained within the Licensed-Back Intellectual Property as confidential, including refraining from disclosing such Trade Secrets to any other Person who is not bound by obligations of confidentiality other than pursuant to reasonable confidentiality terms (including in connection with sublicenses). Any improvements or modifications to, or derivative works of, such Licensed-Back Intellectual Property made by or on behalf of Seller or its Affiliates shall be owned by Seller and its Affiliates.

(e) A party may sublicense the rights contained within Sections 5.7(c) and (d), as applicable, without prior written consent of the other party only to any of their respective suppliers, contractors, consultants or representatives for the purpose of providing products and services to or otherwise acting on behalf of and at the direction of such party or its Affiliates and in any event in a manner consistent with how such party sublicenses its own comparable Intellectual Property.

(f) No party may assign the rights contained within Sections 5.7(c) and (d), as applicable, without the prior written consent of the other party, such consent not to be unreasonably withheld, conditioned or delayed; provided, that either party may assign or transfer such rights in whole or in part without the prior written consent of the other party in connection with any merger, public offering, consolidation, reorganization, or sale of any divisions, businesses, operating units or portion of such party or its respective Affiliates or substantially all of the assets related to any such division, business, operating unit or portion.

SECTION 5.8 Further Assurances. Seller shall and Buyer Parent shall cause Buyer to, and each shall cause their respective Affiliates to, use their reasonable best efforts to (i) execute and deliver, or cause to be executed and delivered, such documents, certificates, agreements and other writings and shall, subject to Section 5.4(a), take, or shall cause to be taken, such further actions as may be reasonably required or requested by any party to carry out the provisions of the Transaction Agreements and consummate or implement expeditiously the transactions contemplated by the Transaction Agreements and (ii) shall, subject to Section 5.4(a) and Section 5.1(d), refrain from taking any actions that could reasonably be expected to impair, delay or impede the Closing.

SECTION 5.9 Access to Books and Records.

(a) Until the seventh anniversary of the Closing (provided, that Buyer Parent shall cause Buyer to give thirty (30) days’ notice to Seller prior to destroying any records to permit Seller, at its expense, to examine, duplicate or repossess such books and records), Buyer Parent shall (i) afford reasonably promptly to Seller and its Representatives reasonable access, during normal business hours, to the Acquired Company Books and Records, (ii) make available to Seller and its Representatives the officers, employees and auditors of the Acquired Companies and (iii) provide to Seller and its Representatives such additional information with respect to the Acquired Companies as is reasonably requested by Seller or such Representatives, in each case set forth in clause (i), (ii) or (iii) of this Section 5.9(a), to the extent relating to periods prior to the Closing Date and reasonably required by Seller for any litigation or disputes (except litigation or disputes involving Buyer Parent, Reinsurer Parent or any of their Affiliates), compliance, financial reporting (including financial audits of historical information), loss reporting, regulatory, Tax and accounting matters (including for any such matters related to the Transition Services Agreement) arising before the Closing Date, and Buyer Parent shall reasonably cooperate with Seller and its Representatives to furnish such Acquired Company Books and Records and information and make available such officers, employees and auditors of the Acquired Companies; provided, that (A) such access, making available of officers, employees and auditors and provision of information does not unreasonably interfere with the conduct of the business of any of Buyer Parent, Reinsurer, Reinsurer Parent or the Acquired Companies and is at Seller’s expense, (B) such Acquired Company Books and Records and information are not subject to an attorney-client or other legal privilege that in the reasonable opinion of counsel to Buyer Parent would be impaired by such access, (C) prior to affording any such access, making available any such officer, employee or auditor or providing any such information, Buyer Parent may require that Seller and its applicable Representatives agree to customary confidentiality undertakings with respect to any non-public information received pursuant to this Section 5.9(a) and (D) no auditors of the Acquired Companies will be obligated to make any work papers available to Seller or any of its Representatives unless and until Seller or such Representative has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors. Notwithstanding the foregoing, in the event of any inconsistency between this Section 5.9(a) and Section 8.4, Section 8.4 shall control with respect to access to records relating to Taxes.

(b) Until the seventh anniversary of the Closing (provided, that Seller shall give thirty (30) days’ notice to Buyer Parent prior to destroying any records to permit Buyer Parent, at its expense, to examine, duplicate or repossess such books and records), Seller shall (i) afford reasonably promptly to Buyer Parent and its Representatives reasonable access, during normal business hours, to the books and records of Seller and its Affiliates relating to the Acquired Companies (after giving effect to the Pre-Sale Transactions), the Allocated Assets and the Allocated Liabilities, (ii) make available to Buyer Parent and its Representatives the officers, employees and auditors of Seller and its Affiliates and (iii) provide to Buyer Parent and its Representatives such additional information with respect to the Acquired Companies (after giving effect to the Pre-Sale Transactions), the Allocated Assets and the Allocated Liabilities as is reasonably requested by Buyer or such Representatives, in each case set forth in clause (i), (ii) or (iii) of this Section 5.9(b), to the extent relating to the Acquired Companies (after giving effect to the Pre-Sale Transactions), the Allocated Assets and the Allocated Liabilities and reasonably required by Buyer for any litigation or disputes (except litigation or disputes involving Seller or any of its Affiliates), compliance, financial reporting (including financial audits of historical information), loss reporting, regulatory, Tax and accounting matters (including for any such matters related to the Transition Services Agreement), and Seller shall reasonably cooperate fully with Buyer Parent and its Representatives to furnish such information and make available such officers, employees and auditors of Seller or its Affiliates; provided, that (A) such access, making available of officers, employees and auditors and provision of information does not unreasonably interfere with the conduct of the business of any of Seller or its Affiliates and is at Buyer Parent’s expense, (B) such books and records and information are not subject to an attorney-client or other legal privilege that in the reasonable opinion of counsel to Seller would be impaired by such access, (C) prior to affording any such access, making available any such officer, employee or auditor or providing any such information, Seller may require that Buyer Parent and its applicable Representatives agree to customary confidentiality undertakings with respect to any non-public information received pursuant to this Section 5.9(b) and (D) no auditors of Seller or its Affiliates will be obligated to make any work papers available to Buyer Parent or any of its Representatives unless and until Buyer Parent or such Representative has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors. Notwithstanding the foregoing, in the event of any inconsistency between this Section 5.9(b) and Section 8.4, Section 8.4 shall control with respect to access to records relating to Taxes. For the avoidance of doubt, any costs incurred by Seller and its Affiliates in responding to a request for books and records under this Section 5.9(b) for Acquired Company Books and Records that were not previously provided as a result of a breach by Seller of its obligations under Section 5.2(b), shall be borne solely by Seller.

SECTION 5.10 D&O Liabilities. For a period of six (6) years after the Closing Date, Buyer Parent shall not, and shall cause the Acquired Companies not to, take any steps that would reasonably be expected to affect adversely the rights of any individual who served as a director or officer of any of the Acquired Companies at any time prior to the Closing Date (each, a “D&O Indemnified Person”) to be indemnified, either under Applicable Law (to the extent not inconsistent with the Organizational Documents) or the terms of the Organizational Documents of the Acquired Companies as they existed immediately prior to the date of this Agreement, against any costs or expenses (including attorneys’ fees and expenses of investigation, defense and ongoing monitoring), judgments, penalties, fines, losses, charges, demands, actions, suits, proceedings, settlements, assessments, deficiencies, Taxes, interest, obligations, damages, Liabilities or amounts paid in settlement incurred in connection with any claim, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Closing Date and relating to the fact that the D&O Indemnified Person was a director or officer of the Acquired Companies, whether asserted or claimed prior to, at or after the Closing Date.

SECTION 5.11 Non-Solicitation and Non-Hire.

(a) For a period of 24 months following the Closing Date, without the prior written consent of Buyer Parent, neither Seller nor any of its Subsidiaries shall, whether directly or indirectly, solicit for employment (or engagement as an independent contractor) the services of any Covered Employee; provided, that nothing in this Section 5.11(a) shall prohibit Seller or any of its Subsidiaries from engaging in general solicitations not directed at such Persons or from soliciting the services of any such Person whose employment with or engagement by Buyer Parent or any of its Subsidiaries (including the Acquired Companies) has been involuntarily terminated by Buyer Parent or its applicable Subsidiary (whether for cause, due to position elimination or otherwise) at any time or who has voluntarily ceased to be employed or engaged by Buyer Parent or any of its Subsidiaries (including the Acquired Companies) for a period of at least six months prior to the first contact by Seller or any of its Subsidiaries with such Person.

(b) For a period of 24 months following the Closing Date, without the prior written consent of Seller, neither Buyer Parent nor Reinsurer Parent, nor any of their respective Subsidiaries, shall, whether directly or indirectly, solicit for employment (or engagement as an independent contractor) the services of any Person who is employed by Seller or any of its Subsidiaries as of the Closing Date, other than any Business Employee or Available Employee; provided, that nothing in this Section 5.11(b) shall prohibit Buyer Parent, Reinsurer Parent or any of their respective Subsidiaries (including the Acquired Companies) from engaging in general solicitations not directed at such Persons or from soliciting the services of any such Person whose employment with or engagement by Seller and its Subsidiaries has been involuntarily terminated by Seller or its applicable Subsidiary (whether for cause, due to position elimination or otherwise) or who has otherwise voluntarily ceased to be employed or engaged by Seller or any of its Subsidiaries for a period of at least six months prior to the first contact by Buyer Parent, Reinsurer Parent or any of their respective Subsidiaries with such Person.

(c) For a period of 12 months following the Closing Date, without the prior consent of Buyer Parent, neither Seller nor any of its Subsidiaries shall hire or otherwise employ or engage any Designated Employee.

(d) Buyer Parent shall not, and shall not permit any of its Affiliates (including, without limitation, Reinsurer Parent and its Affiliates) to, without the prior written consent of Seller, hire or otherwise employ or engage any Available Employee who does not become an Additional Transferring Employee during the 12 month period immediately following the Closing Date, unless, prior to such hire or engagement, Buyer Parent, Reinsurer Parent or one of their respective Affiliates reimburses Seller and its Affiliates for any and all severance costs and benefits (including, without limitation, any amounts paid or benefits provided to such Available Employee during any period following the delivery of a notice pursuant to the WARN Act to the extent that such notice under the WARN Act was required solely by virtue of Seller’s or its Affiliate’s lay off of Available Employees, but excluding all amounts paid prior to the Closing) in respect of such Available Employee.

SECTION 5.12 Employee Matters.

(a) Transfer of Employment. Immediately prior to the Closing, Seller shall, and shall cause its applicable Affiliates to, (i) cause the employment of each employee of the Company or DSL and all Liability associated thereto (to the extent not related to the Business) to each such employee to transfer to Seller or one of its Affiliates (except as contemplated by clause (ii) of this sentence, other than an Acquired Company), and (ii) cause the employment of each Covered Employee (but no Liabilities) to transfer to Services Company. Seller shall identify all initial Qualified Employees and Select Advantage Employees and all Available Employees to Buyer as soon as possible after the date hereof, but in no event later than February 28, 2018. Seller covenants that the employee of Seller and its Affiliates identified by Seller to serve in each Qualified Role will have the seniority, experience and functional expertise to fill such Qualified Role. Seller shall use commercially reasonable efforts to ensure that the Covered Employees include individuals identified by Seller and consented to by Buyer Designee (such consent not to be unreasonably withheld, conditioned or delayed) to serve in all Qualified Roles. Seller shall provide Buyer and Reinsurer Parent with reasonable access at such times as are mutually agreeable to Seller and Buyer and Reinsurer Parent to the Available Employees and individuals identified as expected Qualified Employees (provided that Reinsurer Parent shall only have access to Available Employees who are not Qualified Employees or Designated Employee) between the date of this Agreement and the Closing Date to permit Buyer to perform any reasonable diligence necessary to evaluate such Available Employee for inclusion, as applicable, as an Additional Transferring Employee (or, with respect to Reinsurer Parent, an offer of employment) or a Qualified Employee. Notwithstanding anything herein to the contrary, Buyer may, in its reasonable good faith discretion, exclude up to thirty Qualified Roles from the positions with respect to which Seller may or shall transfer individuals to Service Company pursuant to the first sentence of this Section 5.12(a) (any such Qualified Roles that Buyer excludes, an “Excluded Role”). Unless otherwise consented to by Seller, Buyer shall identify all “Additional Transferring Employees” to Seller as soon as reasonably practical after Seller identifies the Available Employees to Buyer, but in all events no later than April 1, 2018. Seller shall waive any noncompetition, non-solicitation, confidentiality and any other restrictions to the extent such restrictions would otherwise limit the scope of any Covered Employee’s services to Buyer Parent’s Subsidiaries (including, after the Closing, the Acquired Companies). In the event that any Inactive Employee becomes eligible to return to active employment within 180 days immediately following the Closing Date, Buyer Parent shall cause a Subsidiary to offer employment (on terms and conditions consistent with Buyer Parent’s obligations pursuant to Sections 5.12(b) and (c) below) to such Inactive Employee commencing on the date on which such Inactive Employee is first eligible to return to active employment and, if such Inactive Employee accepts an offer of employment from a Subsidiary of Buyer Parent, such Inactive Employee shall be considered a Covered Employee for all purposes pursuant to this Agreement.

(b) Terms and Conditions of Employment. For a period of 12 months from and after the Closing Date (the “Covered Period”), Buyer Parent shall cause an Acquired Company or one of its Subsidiaries to provide to each Covered Employee who continues to be employed by an Acquired Company or one of Buyer Parent’s Subsidiaries: (i) a base salary or hourly wage rate, as applicable, that is no less than the base salary or hourly wage rate, as applicable, provided to such Covered Employee by Seller and its Affiliates immediately prior to the Closing, (ii) annual cash incentive compensation opportunities that are no less favorable to the Covered Employee than the annual cash incentive compensation opportunities in effect for such Covered Employee immediately prior to the Closing, (iii) total compensation opportunities (including annual base salary or hourly wage rate, annual cash incentive compensation opportunities and long-term incentive compensation opportunities) of equivalent value to the total compensation opportunities (including, without limitation, the value of any incentive compensation opportunities that are provided in the form of equity or equity-based awards) provided to such Covered Employee immediately prior to the Closing Date; and (iv) employee benefits that, in the aggregate, are of substantially equivalent value to each such Covered Employee to those in effect for such Covered Employee immediately prior to the Closing Date and as set forth on Section 3.9(a) of the Seller Disclosure Schedule (other than defined benefit pension benefits, retiree health, retiree life or other retiree welfare benefits, nonqualified deferred compensation benefits or equity or equity-based compensation); provided, however, that, Buyer Parent shall be deemed to not be in breach of its obligations under this clause (iv) to the extent it uses commercially reasonable efforts to procure benefits of equivalent value but is not able to do so because equivalent benefits are not available on commercially reasonable terms to an employer group of comparable size to the Buyer and its Subsidiaries and it actually provides the maximum available benefits that its commercially reasonable efforts are able to procure on commercially reasonable terms. For the avoidance of doubt, Seller’s employee stock purchase plan shall not be taken into account for purposes of this Section 5.12(b). Notwithstanding the foregoing, to the extent any Covered Employee accepts an offer of employment from Reinsurer Parent or any of its Subsidiaries, Reinsurer Parent or such Subsidiary shall not be required to provide compensation and benefits consistent with the provisions of this Section 5.12; provided, however, that any Covered Employee who receives an offer of employment from Reinsurer Parent or any Subsidiary thereof (other than Buyer and its Subsidiaries) and rejects such offer and whose employment is subsequently terminated by Buyer or one of its Subsidiaries (including an Acquired Company) shall remain eligible for the severance pay and benefits described in this Section 5.12(b) (to the extent he or she otherwise qualifies for such benefits). Buyer Parent’s obligations under this paragraph are expressly conditioned on Seller providing to Buyer all information reasonably necessary for Buyer Parent to comply with the obligations set forth in this Section 5.12(b) within a reasonable time following receipt of a reasonable written request from Buyer.

(c) Termination of Employment; Severance. The employment of all Covered Employees shall remain “at-will” after the Closing Date, subject only to any duly executed written employment agreement with a specific Covered Employee (if any). Without limiting the generality of Section 5.12(b) above, Buyer Parent shall cause an Acquired Company or one of its Subsidiaries to provide severance pay and benefits to any Covered Employee whose employment is terminated during the Covered Period for any reason pursuant to which such Covered Employee would have been eligible for severance pay or benefits pursuant to the severance policies described on Section 5.12(c) of the Seller Disclosure Schedule (the “Seller Severance Policies”) had such termination occurred immediately prior to the Closing on terms and in amounts that are no less favorable than as set forth in the Seller Severance Policies, in each case, subject to the terminated Covered Employee’s prompt execution of a general release of claims in favor or Buyer Parent and its Affiliates in a form reasonably acceptable to Buyer. Buyer Parent’s obligations under this paragraph are expressly conditioned on Seller providing to Buyer all information reasonably necessary for Buyer Parent to comply with the obligations set forth in this Section 5.12(c) within a reasonable time following receipt of a reasonable written request from Buyer. To the extent Acquired Company or one of its Subsidiaries terminates the employment of any Qualified Employee during the six (6) month period immediately following the Closing, Seller shall pay to Buyer an amount equal to fifty percent (50%) of the severance pay and benefits payable by Acquired Company or its Subsidiaries with respect to such Qualified Employees pursuant to this Section 5.12(c); provided, however, that Seller shall not be required to make payments to cover severance pay and benefits to more than the difference between (i) thirty (30) Qualified Employees less (ii) the number of Excluded Roles.

(d) Credit for Service. On and after the Closing Date, Buyer Parent shall cause to be provided to each Covered Employee under each employee benefit plan maintained or contributed to by Buyer or any Subsidiary of Buyer (collectively, the “Buyer Benefit Plans”) credit for purposes of eligibility to participate, vesting and level of benefits (including any welfare plan, retirement plan, vacation program or severance program but not for purposes of determining benefit accruals under a defined benefit plan) for full and partial years of service with Seller or its Affiliates (including the Acquired Companies and any of their respective predecessors) performed at any time prior to the Closing Date to the extent such service was taken into account under the analogous Employee Benefit Plan immediately prior to the Closing Date; provided, however, that no such prior service shall be taken into account to the extent it would result in the duplication of benefits.

(e) Preexisting Conditions, Exclusions and Waiting Periods; Deductibles. Buyer Parent shall cause the Acquired Companies and its Affiliates to as applicable: (i) waive or cause to be waived all limitations as to preexisting conditions, exclusions and waiting periods or required physical examinations with respect to participation and coverage requirements applicable to Covered Employees and their eligible dependents under any health, medical, disability and life insurance plans of Buyer, the Acquired Companies or one of their Subsidiaries, other than limitations or waiting periods that are already in effect with respect to such Covered Employees and that have not been satisfied as of the Closing Date; (ii) waive or cause to be waived all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to Covered Employees and their eligible dependents under any other Buyer Benefit Plans; and (iii) provide each Covered Employee with credit for any co-payments and deductibles paid by such Covered Employee and his or her respective dependents prior to the Closing Date and in the same plan year as that in which the Closing Date occurs for purposes of satisfying any applicable deductible or out-of-pocket requirements under the analogous Buyer Benefit Plan for its plan year in which the Closing Date occurs. As a condition to Buyer Parent’s obligation under the preceding sentence, Seller shall provide Buyer or its designee all information reasonably requested and necessary to allow it to comply with such obligation.

(f) Vacation/PTO. Seller and its Affiliates shall pay out all accrued but unused vacation benefits and other paid time off as of the Closing Date to Covered Employees so that every Covered Employee has a zero balance of any such vacation benefits or other paid time off in the manner and timing required by Applicable Law as soon as administratively practicable following the Closing Date.

(g) COBRA. Notwithstanding any contrary provision of this Agreement, Buyer Parent shall cause the Acquired Companies or its Subsidiaries to be responsible and liable for providing, or continuing to provide, health care continuation coverage as required under COBRA with respect to any Covered Employee who experiences a COBRA “qualifying event” after the Closing Date.

(h) WARN. If a plant closing or a mass layoff occurs or is deemed to occur with respect to an Acquired Company at any time on or after the Closing, Buyer shall be solely responsible for providing all notices required under the Worker Adjustment and Retraining Notification Act, 29 U.S.C. Section 2109 et seq. or the regulations promulgated thereunder or any similar state laws (collectively, the “WARN Act”) and for taking all remedial measures, including the payment of all amounts, penalties, Liabilities, costs and expenses if such notices are not provided. Seller agrees to identify for Buyer, within five (5) business days following the Closing Date, (i) each Affiliate of Seller from which any Covered Employee was transferred pursuant to Section 5.12(a), (ii) the number of employment losses of any employee that took place at such Affiliate in 90 days preceding the Closing at any single site of employment (within the meaning ascribed to such term in the WARN Act) at which a Covered Employee was employed at any time within 90 days prior to the Closing; (iii) for each employment loss that is identified in clause (ii) above, the physical location of the employment site; and (iv) the date of such employment loss.

(i) Tax-Qualified Plans. Buyer Parent shall cause an Acquired Company or one of its Subsidiaries to maintain or establish, a defined contribution plan that is intended to be tax-qualified (“Buyer’s DC Plan”) and in which the Covered Employees shall be eligible to participate as of the Closing Date, subject to satisfaction of eligibility provisions and after taking into account Section 5.12(d). Buyer Parent shall cause an Acquired Company or one of its Subsidiaries shall cause Buyer’s DC Plan to accept any “eligible rollover distribution” (as defined in Section 402(c)(4) of the Code) elected by a Covered Employee from a tax-qualified plan maintained by Seller or any of its Affiliates (other than the Acquired Companies) (to the extent consisting of cash or notes relating to plan participant loans) in a direct rollover to Buyer’s DC Plan. In the case of any portion of any such rollover amount that consists of a promissory note relating to a plan participant loan, Seller, Buyer and the Acquired Companies shall cooperate with each other and use reasonable best efforts to enable such direct rollovers to occur before such loans default.

(j) Cafeteria Plans. Effective as of the Closing Date, Buyer Parent shall cause an Acquired Company or one of its Subsidiaries to establish and maintain, a flexible spending reimbursement account under a cafeteria plan that is intended to meet the requirements of Section 125 of the Code (the “Company Cafeteria Plan”) in which Covered Employees can participate. Buyer Parent shall cause an Acquired Company or one of its Subsidiaries to allow Covered Employees who participated as of the Closing Date (collectively, the “Cafeteria Plan Participants”) in an Employee Benefit Plan that is intended to meet the requirements of Section 125 of the Code (a “Seller Cafeteria Plan”) to participate in the Company Cafeteria Plan effective as of the Closing Date. During the period from the Closing Date until the last day of the plan year of the Seller Cafeteria Plan that commenced immediately prior to the Closing Date, Buyer Parent shall cause an Acquired Company or one of its Subsidiaries to continue, the salary reduction elections made by the Cafeteria Plan Participants as in effect as of the Closing Date (adjusted, to the extent necessary, to take into account any changes to applicable premiums related to any Buyer Benefit Plan) and allow each Cafeteria Plan Participant to receive reimbursement from such participant’s flexible spending reimbursement account under the Company Cafeteria Plan on the same terms and conditions as would have been applicable to such participant as if such Cafeteria Plan Participant were employed by Seller or one of its Affiliates following the Closing during such period and continued to participate in a Seller Cafeteria Plan. As of the Closing Date, (i) if the aggregate accumulated contributions to the flexible spending reimbursement accounts made by Cafeteria Plan Participants prior to the Closing during the year in which the Closing occurs exceeds the aggregate reimbursement amounts paid to Cafeteria Plan Participants for such year from such accounts, Seller shall transfer, or cause an Affiliate to transfer, to Buyer, an Acquired Company or one of Buyer’s Subsidiaries, as applicable, an amount equal to such excess as soon as practicable following the Closing Date and (ii) if the aggregate reimbursement amounts paid to Cafeteria Plan Participants for such year from the flexible spending reimbursement accounts made by Cafeteria Plan Participants exceed the aggregate accumulated contributions to such accounts prior to the Closing during the year in which the Closing occurs, Buyer Parent shall cause a Subsidiary to transfer, to Seller an amount equal to such excess as soon as practicable following the Closing Date. As of the Closing Date, Buyer Parent shall cause an Acquired Company or one of Buyer’s

Subsidiaries to assume and be solely responsible for all unreimbursed claims made by the Cafeteria Plan Participants under each Seller Cafeteria Plan that were incurred for the plan year of the Seller Cafeteria Plan that commenced prior to the Closing Date, or that are incurred anytime thereafter.

(k) Deferred Compensation Assumption. Prior to the Closing, Buyer Parent shall cause a Subsidiary to establish deferred compensation plans that are substantially identical with respect to time and form of payment provisions (but not, for the avoidance of doubt, benefit accrual or administrative provisions) to the Seller Deferred Compensation Plans (such new plans being, the “Buyer Deferred Compensation Plans”) and, effective as of the Closing, the Buyer Deferred Compensation Plan shall assume from the Seller Deferred Compensation Plans (and thereafter be solely responsible for) all liabilities in respect of the Seller Deferred Compensation Plan for or relating to participants in the Seller Deferred Compensation Plans who are Covered Employees. Promptly following the Closing, Seller shall, or shall cause an Affiliate, to pay Buyer an amount in cash equal to the Seller Deferred Compensation Plan Accruals. Buyer covenants and agrees to make all payments pursuant to the Buyer Deferred Compensation Plan at the same time and in the same form as such amounts were required to be paid under the terms of the Seller Deferred Compensation Plans and any election forms thereunder (unless a Covered Employee makes, and Buyer permits, a valid subsequent deferral election to further delay the payment of such amounts or Buyer or its applicable Subsidiary elects to terminate such Buyer Deferred Compensation Plan). Buyer Parent’s obligations under this Section 5.12(k) are expressly conditioned on Seller providing to Buyer all information it requests in order to establish and administer such Buyer Deferred Compensation Plans.

(l) No Modification. The provisions of this Section 5.12 are for the sole benefit of the parties to this Agreement and nothing herein, express or implied, is intended or shall be construed to (i) constitute an amendment to any Employee Benefit Plan, Buyer Benefit Plan or other compensation and benefits plans maintained for or provided to Covered Employees or any other Persons prior to or following the Closing Date or (ii) confer upon or give to any Person (including, for the avoidance of doubt, any Covered Employee or any current or former employees, directors, or independent contractors of the Acquired Companies, Seller or any of their Affiliates, or on or after the Closing, Buyer Parent, the Acquired Companies or any of their post-Closing Affiliates), other than the parties hereto, any legal or equitable or other rights or remedies with respect to the matters provided for in this Section 5.12 under or by reason of any provision of this Agreement. For the avoidance of doubt, nothing contained in this Section 5.12 shall confer upon any Covered Employee any right to continued employment with Buyer Parent, any Acquired Company or their respective Affiliates after the Closing Date and nothing in this Section 5.12 is intended to guarantee employment to any Covered Employee for any period of time.

SECTION 5.13 Financing.

(a) Subject to the terms and conditions set forth herein, prior to the Closing, Buyer Parent shall take or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing on the terms and conditions set forth in the applicable Financing Commitments not later than the date that the Closing is required to occur in accordance with Section 2.2, including: (i) maintaining in full force and effect the Financing Commitments; (ii) satisfying all conditions applicable to Buyer Parent and in the case of the Debt Commitment Letter, Buyer, in the Financing Commitments that are within their control; (iii) complying on a timely basis with their obligations under the Financing Commitments; (iv) consummating the Financing at or prior to the date that the Closing is required to occur in accordance with Section 2.2; and (v) enforcing their rights under the Financing Commitments. Notwithstanding anything to the contrary in this Agreement, nothing contained in this Section 5.13 will require, and in no event will Buyer Parent be required to seek the Financing from any source other than a counterparty to, or in any amount in excess of that contemplated by, the Financing Commitments.

(b) Buyer Parent shall not, without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed), permit any amendment or modification to be made to or waiver of any rights under the Financing Commitments, and, upon the consummation of the Financing to Buyer Parent or, in the case of the Debt Commitment Letter, Buyer, in accordance with the Financing Commitments, Buyer Parent shall draw down at Closing such amount of such Financing as is required to fully make the payments pursuant to Article II. Buyer Parent shall not permit Buyer to release or consent to the termination of the obligations of AAIA or Reinsurer under the Debt Commitment Letter without Seller’s prior written consent.

(c) Buyer Parent shall provide Seller with prompt written notice of the receipt of any notice or other communication from AAIA or Reinsurer with respect to its failure or anticipated failure to fund its commitments under any Financing Commitment. Buyer Parent shall keep Seller reasonably informed on a current basis of the status of its efforts to consummate the Financing.

SECTION 5.14 Specified Contracts. Section 5.14 of the Seller Disclosure Schedule sets forth a list of the “Specified Contracts.” Upon Buyer Parent’s request, with respect to any Specified Contract, Seller and Buyer Parent shall, and shall cause their respective Affiliates to, reasonably cooperate in good faith with Buyer Parent’s efforts to cause the counterparty to any such Specified Contract to enter into a new contract with Buyer Parent or its designee, effective as of the Closing or at the end of the relevant transition service period, if applicable, on terms substantially similar to those contained in such Specified Contract (each such new Contract, a “New Contract”).

SECTION 5.15 Non-competition. From the Closing until the second (2nd) anniversary of the Closing Date (the “Non-Compete Period”), Seller agrees not to, and shall cause each of its Affiliates not to, directly or indirectly, (a) solicit, induce or persuade or attempt to solicit, induce or persuade any Producer or other Person through which fixed annuity or fixed index annuity Insurance Contracts were written, marketed, produced, sold or solicited during the twenty-four (24) months preceding the Closing Date to (i) terminate, restrict or avoid entering into any business relationship or dealings with Buyer Parent or any of its Subsidiaries (including any Acquired Company after the Closing) or Reinsurer Parent or any of its Subsidiaries, (ii) enter into any distribution, marketing, production or similar business relationship with Seller or any of its Affiliates with respect to the writing, marketing, production, sale or solicitation of fixed annuities or fixed index annuities or (iii) solicit any holders of Insurance Contracts or otherwise use policyholder lists for the purposes of writing, marketing, producing, selling or soliciting any fixed annuity or fixed index annuity products; provided that, for the avoidance of doubt, and without restricting the generality of the foregoing, nothing in this Section 5.15 shall restrict the ability of Seller or any of its Affiliates to conduct its Retirement business (including the entirety of all business activities conducted under Seller’s Retirement segment) in substantially the same manner as it is conducted on the date hereof.

SECTION 5.16 Financial Information.

(a) From the date hereof through the Closing Date, Seller shall make available to Buyer Parent (i) within forty-five (45) days following the end of each calendar quarter other than the last calendar quarter of any calendar year, (a) the unaudited statutory statements of the Company, in each case together with the exhibits, schedules and notes thereto (collectively, the “Future Quarterly Statutory Statements”), and (b) (x) the separate unaudited quarterly GAAP financial statements of each of the Acquired Companies and (y) the separate unaudited quarterly Modified GAAP financial statements of RRII (collectively, the “Future Quarterly GAAP Financial Statements”), in each case, as of the end of and for such calendar quarter, (ii) (a) within sixty (60) days following the end of each calendar year, the unaudited statutory statements of the Company, (b) as soon as practicable, but in any event on or prior to June 1st following each calendar year that is completed prior to the Closing Date, commencing with the calendar year ended December 31, 2017, the audited annual statutory financial statements of the Company, as of and for the end of such year, together with the report of the Company’s independent certified public accountant, and in each case together with the exhibits, schedules and notes thereto (collectively, the “Future Annual Statutory Statements”), and (c) within seventy-five (75) days following the end of each calendar year, the separate audited GAAP financial statements, if prepared, or if not prepared, (x) unaudited annual GAAP financial statements of each of the Acquired Companies and (y) unaudited annual Modified GAAP financial statements of RRII (collectively, the “Future Annual GAAP Financial Statements”), in each case, as of and for such calendar year, and (iii) as promptly as reasonably practicable following the preparation thereof, any amendments or errata to any of the Actuarial Reports.

(b) Seller shall, and shall cause its Representatives to, at Reinsurer Parent’s expense, provide reasonable cooperation to Reinsurer Parent and its Affiliates or Apollo and its Affiliates in connection with the preparation of any historical financial statements or other disclosures (including those required by GAAP or the SEC) or information with respect to the Business or the Acquired Companies that Reinsurer Parent or any of its Affiliates or Apollo and its Affiliates may be required to provide to or file with any Governmental Entity (including with the SEC under Regulation S-K or S-X) or delivered to any underwriter, including in connection with any offering, credit facility or borrowing by Reinsurer Parent, Apollo or any of their respective Affiliates. Such cooperation shall include, furnishing Reinsurer Parent or Apollo such financial statements, financial information and other pertinent information with respect to the Business or the Acquired Companies as may be reasonably requested by Reinsurer Parent or Apollo (including “carve-out” financial statements that give effect to the transactions contemplated by this Agreement and the other Transaction Agreements), including to assist Reinsurer Parent or any of its Affiliates or Apollo and its Affiliates with management’s discussion and analyses or other portions of any such documents.

(c) If the Company is reasonably likely to be required to file any quarterly or annual reports pursuant to the Exchange Act within thirty (30) days after the Closing, Seller will cause the Company to prepare draft reports that as of the Closing are sufficiently developed, taking into account the time that has elapsed since the end of the applicable reporting period and the time until such report is required to be filed, such that it can be timely filed with a reasonable amount of effort within the time available following the Closing (the “Post-Closing SEC Reports”). The Post-Closing SEC Reports provided will (i) not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading and (ii) comply in all material respects with the provisions of Applicable Law.

SECTION 5.17 Investment Assets. Seller shall, or shall cause its applicable Affiliates to, deliver to Buyer Parent, on a monthly basis until such time as the Closing is reasonably expected to occur within one month, and thereafter weekly, a summary report of (i) all transaction activity and other significant events with respect to the Investment Assets and (ii) the cash management strategy and activities of the Acquired Companies, RRII and, with respect to the Business, RLI. From and after the date hereof until the Closing, Seller shall cause the applicable managers having primary responsibility for the matters set forth in the foregoing clauses (i) and (ii) to consult with Representatives of Buyer Parent as reasonably requested by Buyer Parent with respect to such matters, including future planned or potential purchases and sales of Investment Assets and the treatment of any impaired or potentially impaired Investment Assets; provided that such consultations shall be upon reasonable notice at reasonable times during normal business hours and shall not unreasonably disrupt the business of Seller or the Acquired Companies. In such meetings with management, Buyer Parent or its Representative may make recommendations to Seller with respect to such matters.

SECTION 5.18 Policyholder Lists. After the date of this Agreement, neither Seller nor any of its Affiliates (including, prior to the Closing, the Acquired Companies) shall share or provide any policyholder or similar information with respect to the Business to any Producer or other Person, except for the provision of any such information as required by judicial or administrative process or, in the written opinion of counsel to Seller or any of its Affiliates, as applicable, by other requirements of Applicable Law, and except, prior to Closing, for the provision of any such information in the ordinary course of business consistent with past practices of the Acquired Companies.

SECTION 5.19 Acquisition Proposals. From the date hereof through the earlier of the Closing Date and the date of termination of this Agreement pursuant to Article IX, as applicable, Seller shall not, and shall cause its Subsidiaries and its and their respective Representatives not to, directly or indirectly (a) solicit, initiate, knowingly encourage, facilitate or accept any inquiries, proposals, offers or other indications of interest by or from any Person with respect to: (i) any acquisition, purchase or other transaction involving the direct or indirect sale or transfer of all or any substantial part of the Business or the Allocated Assets (excluding sales of Investment Assets and the entry into the consummation of, or the making of payments under, any hedging transaction) or the equity interests of the Acquired Companies, or (ii) any merger, consolidation, business combination, reorganization, dissolution, recapitalization or similar transaction involving the Acquired Companies (each, an “Acquisition Proposal”), but excluding, in each case, this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby, or (b) participate in any discussions or negotiations with respect to, or furnish or confirm any information to any Person in connection with, an Acquisition Proposal. In the event that Seller, an Acquired Company or any Affiliate of Seller or the Acquired Companies receives an Acquisition Proposal, the Person receiving such Acquisition Proposal shall promptly, but in no event later than forty-eight (48) hours thereafter, notify Buyer Parent in writing of such proposal and provide a copy thereof (if in written or electronic form) or, if in oral form, a written summary of the terms and conditions thereof, including the names of the interested parties. For the avoidance of doubt, any inquiries, proposals, offers or indications of interest or other agreements relating to any Permitted Transaction shall not be considered an Acquisition Proposal hereunder.

SECTION 5.20 Insurance.

(a) With respect to events or circumstances relating to the Acquired Companies that occurred or existed prior to the Closing Date that are covered by occurrence-based insurance policies and resulting in a loss or liability to the Acquired Companies or Buyer Parent or any of its other Subsidiaries after the Closing, the Acquired Companies may, to the extent permitted thereunder and to the extent of such loss or liability, make claims under such policies so long as such claims are not reasonably expected to result in non-de minimis increased costs or Liabilities to Seller or any of its Affiliates. Seller shall, and shall cause its Affiliates to, provide reasonable cooperation and assistance in the pursuit of such claims.

(b) With respect to any open claims against the insurance policies of Seller or any of its Affiliates (other than the Acquired Companies) relating to losses suffered by the Acquired Companies prior to the Closing Date that are not Excluded Liabilities and for which either (x) the applicable insured asset has been reflected on the Final Closing Statement without giving effect to the full impairment or loss of value resulting from the insured loss or (y) a receivable in respect of such claim is reflected on the Final Closing Statement, Seller shall (i) use reasonable best efforts to pursue such claims and shall reasonably cooperate with and assist Buyer Parent and its Affiliates in doing the same and (ii) remit to Buyer all proceeds realized from such claims; provided, that no Buyer Indemnified Person has been indemnified with respect to such amounts under Article VII.

SECTION 5.21 Additional FA Contracts. Upon written notice delivered by Seller to Buyer Parent at least 45 days prior to the Closing, Seller, in its sole discretion, may elect to cede the FA Contracts written by SLD and VRIAC that are identified in the Actuarial Reports (the “Additional FA Contracts”) to Reinsurer. In the event that Seller elects to cede the Additional FA Contracts to Reinsurer, at the Closing, (a) Reinsurer shall enter into a reinsurance agreement with each of SLD and VRIAC, substantially in the form of the RLI FA Business Reinsurance Agreement, and SLD and VRIAC shall pay an amount equal to the absolute value of the ceding commission to Reinsurer set forth on Schedule 5.21; provided, however, that upon written notice delivered by Buyer Parent to Seller 10 days after receiving the notice described above from Seller, Reinsurer may, in its sole discretion, offer to ALRe and ALRe may elect that the Additional FA Contracts be ceded to Alternate Reinsurer instead of Reinsurer, and in such event, Alternate Reinsurer shall enter into a reinsurance agreement with each of SLD and VRIAC, substantially in the form of the Alternate RLI Business Reinsurance Agreement, and

SLD and VRIAC shall pay the absolute value of the ceding commission to Alternate Reinsurer set forth on Schedule 5.21, and (b) the Company shall enter into an administrative services agreement, in the form of the RLI Retained Business Administrative Services Agreement, with each of SLD and VRIAC, pursuant to which, upon the terms and subject to the conditions set forth therein, the Company will provide to each of SLD and VRIAC administrative services with respect to the business of SLD and VRIAC related to the Additional FA Contracts, including cancelling, reinsuring and administering the Additional FA Contracts reinsured under the applicable reinsurance agreement entered into by Reinsurer or ALRe, as applicable, and each of SLD and VRIAC, as applicable (and SLD, VRIAC and the Company shall not enter into the SLD Administrative Services Agreement or the VRIAC Administrative Services Agreement, as applicable).

SECTION 5.22 Restructuring; Transaction Agreements. Prior to the Closing, and subject to its receipt of the approvals contemplated in Section 3.5, (i) Seller shall, and shall cause its Affiliates, to enter into the Restructuring Agreements and (ii) Seller shall not, and shall cause its Affiliates not to, make any change or modification to the form of the CBVA Recapture Agreement or the form of any of the Restructuring Agreements that, individually or in the aggregate with other changes or modifications, (A) adversely affects Buyer Parent, Reinsurer Parent or any of their respective Affiliates or the Business or any Acquired Company (after giving effect to the Pre-Sale Transactions) or (B) prevents, impairs or delays the consummation of the transactions contemplated by, or the performance of any party’s obligations under, the Transaction Agreements, in either case, without the prior written consent of Buyer Parent.

SECTION 5.23 CTE95 Reports. Seller shall prepare and deliver to Buyer Parent by the tenth (10th) Business Day of each calendar month between the date hereof and the Closing Date, and Buyer Parent shall prepare and deliver to Seller by twelfth (12th) Business Day of each calendar month between the date hereof and the Closing Date, a report (each, an “Interim CTE95 Report”) setting forth such party’s calculation of the Required Adjusted Book Value as of the end of the immediately preceding month. Each Interim CTE95 Report delivered by Seller shall include Milliman’s calculation of the CTE95 Amount as of the end of such prior month. Seller shall cause Milliman to calculate each such CTE95 Amount using the same CTE95 Model used for purposes of calculating the CTE95 Amount included in the Reference Closing Statement and in accordance with the CTE95 Model and Calculation Methodologies. Buyer Parent and Seller shall, and Buyer Parent shall cause Milliman to, each cooperate with each other in the preparation of the Interim CTE95 Reports, including providing all relevant information necessary to prepare such reports, including all information provided to Milliman by Seller or its Affiliates in connection with Milliman’s preparation of the applicable Interim CTE95 Report or that Buyer Parent may otherwise reasonably request. Buyer Parent and Seller shall, and Seller shall cause Milliman to, use their reasonable best efforts to resolve any differences and to correct any errors or mistakes in the preparation of, and any inaccuracies reflected in, their respective Interim CTE95 Reports.

SECTION 5.24 Migration and Separation.

(a) Between the date hereof and the Closing Date, Seller and Buyer Parent shall, and shall cause their respective Affiliates and Representatives to, discuss in good faith and cooperate and use reasonable best efforts to develop and implement a written migration plan based on the services necessary and targeted budget of $65,000,000 which sets forth steps required (i) to make an orderly separation of the Business, including Business IT Systems, following the Closing from that of the Excluded Business and other businesses of Seller and its Affiliates and (ii) for integration and migration of the Business, including required Business IT Systems, following the Closing or the end of a Service Term (as defined in the Transition Services Agreement) for a Scheduled Service (as defined in the Transition Services Agreement) provided under the Transition Services Agreement, as applicable, into the business and operations of Buyer Parent (including the Acquired Companies).

(b) All Separation and Migration Costs shall be borne 50% by Seller and 50% by Buyer Parent until the aggregate amount of all such Separation and Migration Costs equals $65,000,000 (the maximum aggregate liability of Seller under this Section 5.24(b) shall not exceed $32,500,000, and Buyer Parent will bear 100% of such Separation and Migration Costs that are in excess of $65,000,000). For the avoidance of doubt, the limitations set forth in this Section 5.24(b) shall not apply with respect to the third-party consent costs required to be obtained by Seller and its Affiliates to allow Seller and its Affiliates to perform services under the Transition Services Agreement and such third-party consent costs shall be borne 50% by Seller and 50% by Buyer Parent as described in Section 2.7 of the Transition Services Agreement, and, for clarity (i) such third-party consent costs are not Separation and Migration Costs and (ii) shall not be taken into account in determining whether such limitations under this Section 5.24(b) have been exceeded. If this Agreement is terminated for any reason and the Closing does not occur, each party shall promptly reimburse the other for any amounts previously paid by such other party that the first party is required to bear pursuant to this Section 5.24(b) and that it has not previously paid. If the Closing occurs, Seller may, after the Closing, choose to pay the aggregate remaining amount it is required to bear pursuant to this Section 5.24(b) by making equal quarterly installment payments to Buyer Parent over the first year after the Closing.

SECTION 5.25 Hedging Arrangements. Seller and Buyer Parent shall follow the hedging protocol set forth on Schedule 5.25. All costs and expenses relating to the termination of any hedging arrangements shall be reflected in the Estimated Total Adjusted Book Value and the Final Total Adjusted Book Value or otherwise be borne by Seller or its Affiliates (other than the Acquired Companies).

SECTION 5.26 Deregistration of the Company. Between the date hereof and Closing (with effect prior to the Effective Time), Seller shall use its best efforts, and shall cause the Company and its Affiliates as applicable to use their best efforts, to cause any Insurance Contracts and fixed or fixed index investment options under variable Insurance Contracts, as appropriate, currently registered with the SEC on Forms S-1 or S-3 to become exempt from registration under the Securities Act, pursuant to Section 3(a)(8) thereof by amending such Insurance Contracts in substantially the form attached hereto as Exhibit S, and to take such other steps as may be necessary to obtain all necessary Governmental Approvals related thereto, and, promptly upon obtaining such approvals, to use its best efforts to cause the Company, as of the Closing Date, to be exempt from the duty under Section 15(d) of the Exchange Act to file reports required by Section 13(a) of the Exchange Act (the “Company Deregistration”).

SECTION 5.27 Bank Accounts. To the extent any individual other than a Business Employee at the Closing has authority to draw on or has access to the bank, savings, deposit or custodial accounts and safe deposit boxes maintained by the Acquired Companies, Seller and its Affiliates shall remove, effective as of the Closing, such individual’s authority unless otherwise directed in writing by Buyer Parent.

SECTION 5.28 Transition Services Agreements; Final Transaction Agreements. Other than with respect to the terms relating to the payment of amounts under the Transition Services Agreement as contemplated thereby, between the date hereof and the Closing, Seller and Buyer Parent shall, and shall cause their respective Affiliates and Representatives to, use reasonable best efforts to work together in good faith to (i) negotiate and complete the services schedules to the Transition Services Agreement and (ii) negotiate the terms of each other Transaction Agreement and other document required or contemplated to be delivered in connection with the transactions contemplated by this Agreement that is not attached to this Agreement in substantially final form, including all exhibits, annexes and schedules thereto, including the LLC Agreement, the Investment Management Agreements and the Real Property Transfer Agreements. The parties agree that the services schedules attached to the form of Transition Services Agreement that is attached to this Agreement indicate the scope and other terms of certain services that will be finalized after the date hereof and prior to the Closing Date. Such services shall be sufficient to cause the representations and warranties set forth in Section 3.22 to be true and correct as of the Closing Date. As soon as practicable following the date hereof, each of Seller and Buyer Parent shall appoint a representative, who shall be the authorized representative of that party and empowered to act on its behalf in connection with the Transition Services Agreement and the matters described in this Section 5.28. Each of Buyer Parent and Seller shall use reasonable best efforts to ensure that its appointed representative, together with its functional leaders for each transition service under the Transition Services Agreement, attend a review meeting, in person or by telephone, within ten (10) Business Days following the date hereof, and thereafter until the Closing, whether in person or by telephone, on a weekly basis (or as the parties may mutually agree, more frequently than a weekly basis) and at such places, times and dates as the parties mutually agree, in order to finalize the services schedules to the Transition Services Agreement. The parties shall endeavor to resolve in good faith any disputes or conflict arising from or relating to the details of the aforementioned services schedules and the other matters described in this Section 5.28, failing which either party may submit such dispute to Marc Rowan and Rodney O. Martin, Jr. for resolution prior to Closing.

SECTION 5.29 Release. Seller (on behalf of itself and its Affiliates other than the Acquired Companies) shall, and hereby does, effective as of the Closing, release, waive and forever discharge each Acquired Company and each of its directors, officers, employees, Affiliates, agents and representatives from any and all actions, suits, debts, liens, sums of money, accounts, judgments, claims and demands whatsoever, at law or in equity, either in contract or in tort, whether known or unknown, on account of, arising out of or relating to or resulting from any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and which occurred, existed, was taken or expressly permitted prior to the Closing; provided, however, that nothing in this Section 5.29 shall release, waive or discharge any actions, suits, debts, liens, sums of money, accounts, judgments, claims and demands whatsoever, at law or in equity, either in contract or in tort, whether known or unknown, on account of arising out of this Agreement, any other Transaction Agreement, the Surplus Note or any of the Contracts contemplated to survive the Closing as specifically set forth in Section 5.6 of the Seller Disclosure Schedule.

SECTION 5.30 New Services Company.

(a) Prior to the Closing, Seller shall, or shall cause its Affiliates to, use its reasonable best efforts to form a wholly owned subsidiary corporation organized under the laws of the State of Delaware for the sole purpose of accepting the transfer of the employment relationships of the Covered Employees immediately prior to the Closing pursuant to Section 5.12 (the “Services Company”). Seller shall cause Services Company not to conduct any business or perform any activities except activities relating to its formation and activities it is contemplated to take under this Agreement.

(b) The Parties acknowledge and agree that, notwithstanding anything to the contrary in this Agreement, (i) Services Company has not been formed as of the date hereof, (ii) upon formation, Services Company shall be deemed an “Acquired Company” hereunder, and (iii) within five (5) Business Days following the date of formation of Services Company, Seller shall deliver to Buyer Parent the information required to be disclosed in Section 3.2(a) with respect to an Acquired Company for Services Company.

(c) Seller shall, and shall cause its Affiliates to, provide such information and cooperation as is reasonably requested by Buyer Parent from time to time (including claims history) to ensure that Services Company has all of the systems and procedures in place as of the Closing in order to employ the Covered Employees (e.g., establish a payroll system, employee benefit plans, etc.) from and after the Closing.

SECTION 5.31 Alternate Reinsurer. Upon written notice delivered by Buyer Parent to Seller prior to the filing of the Form A application referenced in Section 5.4(b)(i), Reinsurer Parent, in its sole discretion, may elect to offer to ALRe the opportunity to act as the reinsurer of the FA Contracts pursuant to the terms of this Section 5.31. In the event ALRe so elects, ALRe shall, operating from outside the United States, and in conformity with its operating guidelines, negotiate and enter into agreements with the Company and RLI substantially in the form as follows, with such changes as are mutually acceptable to the relevant parties: (i) a modified coinsurance agreement attached hereto as Exhibit O (the “Alternate Company FA Business Reinsurance Agreement”); and (ii) a modified coinsurance agreement with RLI, attached hereto as Exhibit Q (the “Alternate RLI FA Business Reinsurance Agreement” and together with the Alternate Company FA Business Reinsurance Agreement, the “Alternate FA Business Reinsurance Agreements”). In the event of any such election, Reinsurer shall have no obligations whatsoever under this Agreement or to enter into any Company FA Business Reinsurance Agreement or the RLI Business Reinsurance Agreement, and, other than in this Section 5.31, all references herein to the “Reinsurer” shall be deemed a reference to ALRe, all references to the “FA Business Reinsurance Agreements” shall be deemed a reference to the “Alternate FA Business Reinsurance Agreements,” all references to the “Company FA Business Reinsurance Agreement” shall be deemed a reference to the “Alternate Company FA Reinsurance Agreement,” all references to the “RLI FA Business Reinsurance Agreement” shall be deemed a reference to the “Alternate RLI FA Reinsurance Agreement” and each Alternate FA Business Reinsurance Agreement shall be deemed to be a “Transaction Agreement” hereunder.

For the avoidance of doubt, neither Seller nor any of its Affiliates shall be responsible for any direct or indirect out-of-pocket costs (including, without limitation, any excise taxes, or other fees, expenses or costs) related to the Alternate FA Business Reinsurance Agreements or the cession of the FA Business to ALRe pursuant to this Section 5.31 that are in excess of the direct or indirect out-of-pocket costs that would reasonably have been expected to be incurred had no election been made pursuant to this Section 5.31.

SECTION 5.32 FA Reinsurance Timing. Upon written notice delivered by Buyer Parent to Seller prior to the filing of the Form A application referenced in Section 5.4(b)(i), Reinsurer, in its sole discretion, may elect for the reinsurance of the FA Business to be consummated after the Closing on the Closing Date (for the avoidance of doubt, whether it is consummated with the Reinsurer or the Alternate Reinsurer pursuant to Section 5.31). If Reinsurer so elects, the transactions contemplated by Section 2.1(c) shall occur on the Closing Date after the Closing; provided, however, that the provisions of Article II (including, without limitation, the calculation of the items set forth on the Estimated Closing Statement and the calculation of the amounts pursuant to Section 2.4) shall be applied as if the FA Business was reinsured to Reinsurer prior to the Closing as described in Section 2.2(c).

SECTION 5.33 Minimum DSL Net Capital Amount.

(a) Prior to the date on which the Estimated Closing Statement is required to be delivered, Seller shall, or shall cause its Affiliates to, if necessary, contribute to DSL an amount such that the Estimated DSL Net Capital Amount is not less than the Minimum DSL Net Capital Amount; provided, that in no event shall Seller or any of its Affiliates be required to contribute more than the sum of (i) $4,000,000 and (ii) the aggregate amount of any dividends or distributions made pursuant to Section 5.33(b).

(b) Between the date hereof and the Closing Date, Seller shall, and shall cause its Affiliates to, use reasonable best efforts to obtain all necessary approvals from FINRA and other applicable Governmental Entities to permit DSL to pay one or more dividends or make one or more other distributions of capital held by DSL to VRIAC such that, at the Effective Time, the Estimated DSL Net Capital Amount will equal the Minimum DSL Net Capital Amount. Subject to the receipt of such required approvals, Seller shall cause DSL to make such dividends or other distributions to VRIAC prior to the Closing Date.

(c) Prior to the final determination of the Final DSL Net Capital, Buyer Parent shall not, and shall cause its Affiliates not to, make any dividend or other distribution of capital from DSL. If the Final DSL Net Capital is greater than the DSL Closing Payment, Buyer Parent shall use its best efforts, as promptly as reasonably practicable after the final determination thereof pursuant to Section 2.4, to cause DSL to (i) obtain all necessary approvals (if any) from FINRA and other applicable Governmental Entities to permit DSL to pay or make one or more dividends or other distributions of excess capital held by DSL to its parent company in the amount of such excess and (ii) after receipt of such regulatory approvals (if necessary), promptly to pay or make such dividend or distribution. Promptly after any dividend or distribution is paid or made by DSL, Buyer Parent shall, or shall cause Buyer to, pay to Seller or its designee 100% of the amount of such dividend or distribution as additional purchase price for the DSL Interests until the total amount of payments pursuant to this Section 5.33(c) is equal to the excess of the

Final DSL Net Capital over the DSL Closing Payment. Any such payment shall be treated as an adjustment to the amount paid for the assets of DSL as determined under Section 2.6(a) for federal and applicable state and local Tax purposes.

SECTION 5.34 Capital Contribution. Immediately after the Closing, Buyer Parent shall contribute to the Company an amount of capital that may not be less than zero and is at least equal to the Maximum Buyer Funding Amount minus the DSL Closing Payment.

SECTION 5.35 Communications Plan. Promptly following the date hereof, Seller shall communicate the items set forth in the communications plan attached hereto as Schedule 5.35 (the “Communications Plan”) to each of the Producers set forth therein (the “Target Producers”). The parties shall, and shall cause their respective Affiliates to, cooperate in good faith in connection with any correspondence with the Target Producers regarding the transactions contemplated by this Agreement and the other Transaction Agreements following the date hereof. Following the date hereof and prior to the Closing, Seller and Reinsurer Parent or its designee shall have conference calls and in-person meetings no less frequently than quarterly to discuss updates regarding the transactions contemplated by this Agreement and the other Transaction Agreement, monitor production from Target Producers and plan to transition production to AAIA at the Closing. Each party shall not, and shall cause each of their respective Affiliates not to, initiate any communication with the Target Producers regarding the transactions contemplated by this Agreement and the other Transaction Agreements other than in accordance with the Communications Plan or as otherwise agreed by the parties.

SECTION 5.36 Tax Opinions. The parties shall have received an opinion or opinions of counsel reasonably acceptable to each of them with respect to certain U.S. federal income Tax matters related to the transactions contemplated by this Agreement; provided, that if such opinion or opinions have not been received on or prior to the Closing Date (such nonreceipt, a “Tax Event”), then Buyer Parent shall exercise its rights under each of the Equity Commitment Letters and the Subscription Agreement to call additional capital in an aggregate amount equal to the Tax Event Amount. The occurrence of a Tax Event shall not result in or contribute to the failure of any of the closing conditions in Article VI to be satisfied.

SECTION 5.37 Investment Management Agreements. The parties shall, in Buyer Parent’s discretion, work in good faith to obtain any desired consents to assign or otherwise transfer any agreements with any Person set forth on Section 5.37 of the Buyer Disclosure Schedule (each, an “Existing Third-Party”) or to terminate such agreements. If any such agreements with Existing Third-Parties continue after the Closing, any management fees and performance compensation due to the Existing Third-Parties thereunder will be borne by Buyer Parent or its Affiliates. Additionally, to the extent that any existing agreement with an Existing Third-Party is terminated at the request of Buyer as of or prior to Closing, any termination fees resulting from such termination shall be split equally between Buyer Parent and Seller. If such termination occurs prior to the Closing, without Buyer’s consent, then such termination fees shall be borne by Seller.

ARTICLE VI

CONDITIONS PRECEDENT

SECTION 6.1 Conditions to Each Party’s Obligations. The obligations of Buyer Parent, Reinsurer Parent and Seller to consummate the transactions contemplated hereby shall be subject to the satisfaction or waiver in writing at or prior to the Closing of the following conditions:

(a) Approvals. All consents, approvals or authorizations of, declarations or filings with or notices to any Governmental Entity in connection with the transactions contemplated hereby, in each case that are set forth in Schedule 6.1(a), shall have been obtained or made and shall be in full force and effect and all waiting periods required by Applicable Law with respect thereto shall have expired or been terminated, in each case without the imposition of a Burdensome Condition with respect to the party asserting the failure of this condition; provided, however, that Seller shall not be entitled to assert that the condition set forth in this Section 6.1(a) is not satisfied due to the imposition of a Burdensome Condition on Buyer Parent or Reinsurer Parent and Buyer Parent and Reinsurer Parent shall not be entitled to assert that the condition set forth in this Section 6.1(a) is not satisfied due to the imposition of a Burdensome Condition on Seller.

(b) No Injunctions, Restraints or Actions.

(i) No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction and no statute, rule or regulation of any Governmental Entity preventing the consummation of the purchase and sale of the Shares or the DSL Interests, the consummation of the FA Business Reinsurance Agreements, the consummation of the Pre-Sale Transactions or any other material transaction contemplated by the Transaction Agreements shall be in effect.

(ii) No Actions brought by a Governmental Entity shall be pending before any Governmental Entity that would reasonably be expected to prevent the FA Business Reinsurance Agreements, the consummation of the Pre-sale Transactions or any other material transaction contemplated by the Transaction Agreements.

SECTION 6.2 Conditions to Obligations of Buyer Parent and Reinsurer Parent. The obligations of Buyer Parent and Reinsurer Parent, as applicable, to consummate the transactions contemplated hereby shall be subject to the satisfaction or waiver in writing at or prior to the Closing of the following additional conditions:

(a) Representations and Warranties. (i) The fifth and sixth sentences of Section 3.2 shall be true, complete and correct in all respects as of the Closing Date as if made on the Closing Date, (ii) except as set forth in clause (i) of this Section 6.2(a), the Seller Specified Representations that are qualified by materiality or Material Adverse Effect shall be true and correct in all respects, and the Seller Specified Representations that are not so qualified shall be true and correct in all material respects, in each case, as of the Closing Date as if made on the Closing Date (except to the extent any such representation or warranty speaks only as of an earlier date, in which event such representation or warranty shall have been so true and correct as of such date), and (iii) the other representations and warranties of Seller set forth in this Agreement (without giving effect to any limitation set forth therein as to materiality or Material Adverse Effect, other than as set forth in the first sentence of Section 3.8) shall be true and correct in all respects as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation or warranty speaks only as of an earlier date, in which event such representation or warranty shall have been true and correct as of such date), except where the failure of all such representations and warranties to be so true and correct has not had, and would not, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect.

(b) Performance of Obligations of Seller. Seller shall have performed and complied in all material respects with all agreements, obligations and covenants required to be performed or complied with by it under this Agreement on or prior to the Closing Date.

(c) Closing Deliveries. Seller shall have delivered or caused to be delivered to Buyer Parent each of the documents required to be delivered pursuant to Section 2.5.

(d) Capital Shortfall. The Estimated Required Adjusted Book Value shall not exceed the sum of (i) the Estimated Total Adjusted Book Value plus (ii) the amount Buyer Parent is required to pay or cause Buyer to pay pursuant to Section 2.3(c) by an amount that is greater than the Maximum Seller Contribution.

(e) Buyer Parent-Specific Approvals. All consents, approvals or authorizations of, declarations or filings with or notices to any Governmental Entity in connection with the transactions contemplated hereby, in each case that are set forth in Schedule 6.2(e), shall have been obtained or made and shall be in full force and effect and all waiting periods required by Applicable Law with respect thereto shall have expired or been terminated, in each case without the imposition of a Burdensome Condition with respect to Buyer Parent or Reinsurer Parent.

(f) Material Adverse Effect. Since the date of this Agreement, there shall not have been any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect with respect to the Business or an Acquired Company.

SECTION 6.3 Conditions to Obligations of Seller. The obligations of Seller to consummate the transactions contemplated hereby shall be subject to the satisfaction or waiver in writing at or prior to the Closing of the following additional conditions:

(a) Representations and Warranties. (i) The Buyer Parent Specified Representations and the Reinsurer Parent Specified Representations that are qualified by materiality or Material Adverse Effect shall be true and correct in all respects, and the Buyer Parent Specified Representations and the Reinsurer Parent Specified Representations that are not so qualified shall be true and correct in all material respects, in each case, as of the Closing Date as if made on the Closing Date (except to the extent any such representation or warranty speaks only as of an earlier date, in which event such representation or warranty shall have been so true and correct as of such date), and (ii) the other representations and warranties of Buyer Parent and Reinsurer Parent set forth in this Agreement (without giving effect to any limitation set forth therein as to materiality or Material Adverse Effect) shall be true and correct in all respects as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation or warranty speaks only as of an earlier date, in which event such representation or warranty shall have been true and correct as of such date), except where the failure of all such representations and warranties to be so true and correct has not had, and would not, individually or in the aggregate, reasonably be expected to have, a material adverse effect on the ability of Buyer Parent and Reinsurer Parent to consummate any of the transactions contemplated by this Agreement and the other Transaction Agreements.

(b) Performance of Obligations of Buyer Parent and Reinsurer Parent. Buyer Parent and Reinsurer Parent shall have performed and complied in all material respects with all agreements, obligations and covenants required to be performed or complied with by it under this Agreement on or prior to the Closing Date.

(c) Closing Deliveries. Buyer Parent and Reinsurer Parent shall have delivered or caused to have delivered to Seller each of the documents required to be delivered pursuant to Section 2.5.

(d) Excess Capital. The sum of (i) the Estimated Total Adjusted Book Value plus (ii) the amount Buyer Parent is required to pay or cause Buyer to pay pursuant to Section 2.3(c) shall not exceed the Estimated Required Adjusted Book Value by more than $600,000,000. In addition, the RRII Trust Shortfall Amount shall not exceed the sum of (A) $200,000,000 plus (B) the Company Asset Reduction Amount plus (C) the amount, if any, by which the purchase price for the Shares contemplated by Section 2.3(b) would, after giving effect to the CBVA Recapture and the other Pre-Sale Transactions, exceed $0 (without giving effect to the proviso set forth at the end of Section 2.3(b)).

ARTICLE VII

INDEMNIFICATION

SECTION 7.1 Survival of Representations, Warranties and Covenants.

(a) The representations and warranties of Seller, Buyer Parent and Reinsurer Parent contained in this Agreement shall survive the Closing solely for purposes of this Article VII and shall terminate and expire on the date that is eighteen (18) months after the Closing Date; provided, that (i) the representations and warranties made in Sections 3.1 (Organization, Standing and Corporate Power), 3.2 (Capital Structure), 3.4 (Authority) and 3.23 (Brokers) and Sections 4.1(a) (Organization and Standing), 4.1(b) (Authority), 4.1(e) (Purchase Not for Distribution), 4.1(h) (Solvency), 4.1(i) (Brokers), 4.2(a) (Organization and Standing), 4.2(b) (Authority) and 4.2(g) (Brokers) shall survive until the date that is thirty (30) days after the expiration of the applicable statute of limitations, (ii) the representations and warranties made in Section 3.22 (Sufficiency of Assets) shall terminate on the date that is twenty-four (24) months after the Closing Date, (iii) the representations and warranties made in Section 3.30 (Tax Treatment of Insurance Contracts) shall terminate on the date that is thirty-six (36) months after the Closing Date (subject to the limitations set forth in Section 7.9), (iv) the representations and warranties made in Section 3.10 (Taxes) (other than the representations and warranties made in Section 3.10(i), (j), (l), (m), (p) and (q) (such representations and warranties, the “Surviving Tax Representations”)) shall not survive the Closing, (v) the Surviving Tax Representations shall terminate on the date that is thirty (30) days after the expiration of the applicable statute of limitations and (vi) the representations and warranties set forth in Section 3.28 (CTE95 Model) shall survive until the Final Closing Statement is made final and binding on the parties in accordance with Section 2.4. Any claim for indemnification in respect of any representation or warranty that is not asserted by notice given as required herein prior to the expiration of the specified period of survival shall not be valid and any right to indemnification is hereby irrevocably waived after the expiration of such period of survival. Any claim properly made for an Indemnifiable Loss in respect of such a breach asserted within such period of survival as herein provided will be timely made for purposes hereof.

(b) To the extent that it is to be performed after the Closing, each covenant in this Agreement will survive and remain in effect in accordance with its terms plus a period of six months thereafter, after which no claim for indemnification with respect thereto may be brought hereunder. All covenants in this Agreement that by their terms are required to be fully performed prior to the Closing shall survive and remain in effect for a period of eighteen (18) months after Closing, after which time no claim for indemnification with respect thereto may be brought hereunder.

SECTION 7.2 Indemnification.

(a) Seller shall indemnify and hold harmless Buyer Parent, Reinsurer Parent and their respective Affiliates (for the avoidance of doubt, including the Acquired Companies from and after the Closing Date) (collectively, the “Buyer Indemnified Persons”) from and against any and all Indemnifiable Losses to the extent resulting from or arising out of:

(i) any breach or failure to be true of any representation or warranty of Seller made in this Agreement (other than those set forth in Sections 3.10, which shall be subject to indemnification under Section 8.1) or in any certificate furnished by a Seller Party in connection with this Agreement;

(ii) any breach or nonfulfillment of any agreement or covenant of Seller under this Agreement;

(iii) any Excluded Liability or the failure by Seller to pay for or discharge any Excluded Liability; or

(iv) any Employee Benefit Plan or any other arrangement that would be an Employee Benefit Plan if any Business Employee was a participant therein (but excluding any Liabilities for the Agent Deferral Plans and deferred compensation plans established pursuant to Section 5.12(k) to the extent reflected in the Final Total Adjusted Book Value).

(b) Buyer Parent shall indemnify and hold harmless Seller and its Affiliates (collectively, the “Seller Indemnified Persons”) from and against any and all Indemnifiable Losses to the extent resulting from or arising out of:

(i) any breach or failure to be true of any representation or warranty of Buyer Parent made in this Agreement or in any certificate furnished by a Buyer Party in connection with the Closing; or

(ii) any breach or nonfulfillment of any agreement or covenant of Buyer Parent under this Agreement.

(c) Reinsurer Parent shall indemnify and hold harmless the Seller Indemnified Persons from and against any and all Indemnifiable Losses to the extent resulting from or arising out of:

(i) any breach or failure to be true of any representation or warranty of Reinsurer Parent made in this Agreement or in any certificated furnished by a Reinsurer Party in connection with the Closing; or

(ii) any breach or nonfulfillment of any agreement or covenant of Reinsurer Parent under this Agreement.

(d) For purposes of determining whether there has been a breach or failure to be true of any representation or warranty contained in this Agreement, and for calculating the amount of any Indemnifiable Losses under this Article VII, each representation and warranty contained in this Agreement (other than Sections 3.6(a), 3.8(ii), 3.9(a) and 3.13(a)(vii)) shall be read without regard to any materiality (including qualifiers as to “material,” “materially,” “in any material respect,” “in all material respects” or other derivations of the word “material” used alone or in a phrase) or Material Adverse Effect qualifier contained therein.

SECTION 7.3 Certain Limitations.

(a) No party shall be obligated to indemnify and hold harmless its respective Indemnitees under Sections 7.2(a)(i) (in the case of Seller), Section 7.2(b)(i) (in the case of Buyer Parent) or Section 7.2(c)(i) (in the case of Reinsurer Parent) (i) with respect to any claim (or series of related claims arising from the same underlying facts, events or circumstances), unless such claim (or series of related claims arising from the same underlying facts, events or circumstances) involves Indemnifiable Losses in excess of $100,000 (the “Threshold Amount”), (nor shall any claim that does not exceed the Threshold Amount be applied to or considered for purposes of calculating the amount of Indemnifiable Losses for which the Indemnitor is responsible under clause (ii) below), (ii) unless and until the aggregate amount of all Indemnifiable Losses of the Indemnitees under such Section 7.2(a)(i) or such Sections 7.2(b)(i) and 7.2(c)(i) (which Indemnifiable Losses under Section 7.2(b)(i) and 7.2(c)(i) shall be aggregated for purposes of determining whether the Deductible and the Cap, each as defined below, have been exceeded), as the case may be, exceeds $10,000,000 for all Indemnifiable Losses (the “Deductible”), at which point such Indemnitor shall be liable to its respective Indemnitees for the value of the Indemnitee’s claims under Section 7.2(a)(i) or Sections 7.2(b)(i) and 7.2(c)(i), as the case may be, that is in excess of the Deductible, subject to the limitations set forth in this Article VII and (iii) the maximum aggregate liability of Seller, on the one hand, and Buyer Parent and Reinsurer Parent, collectively, on the other hand, to their respective Indemnitees for any and all Indemnifiable Losses under Section 7.2(a)(i), in the case of Seller, or Sections 7.2(b)(i) and 7.2(c)(i), in the case of Buyer Parent and Reinsurer Parent shall be $125,000,000 (the “Cap”); provided, however, that (A) none of the Threshold Amount, the Deductible or the Cap shall apply with respect to Indemnifiable Losses arising out of or resulting from any breach or failure to be true of any Seller Specified Representation, any Buyer Parent Specified Representation or any Reinsurer Parent Specified Representation and such Indemnifiable Losses shall not be taken into account in determining whether the Threshold Amount, the Deductible or the Cap have been exceeded, (B) the Threshold Amount and the Deductible shall not apply to Indemnifiable Losses arising out of or resulting from any breach or failure to be true of the representation and warranties set forth in Section 3.22 (Sufficiency of Assets) or Section 3.30 (Tax Treatment of Insurance Contracts) and such Indemnifiable Losses shall not be taken into account in determining whether the Threshold Amount or the Deductible have been exceeded and (C) except for Excluded Liabilities, the maximum aggregate liability of Seller to all Buyer Indemnified Persons for any or all Indemnifiable Losses under Section 7.2(a)(i) and 7.2(a)(ii) shall not exceed $500,000,000. In the event Seller is required to make a payment in respect of Indemnifiable Losses resulting from or arising out of breaches or failures to be true of any representations or warranties set forth in Section 3.30 (Tax Treatment of Insurance Contracts), the Cap shall be increased by the amount of such Indemnifiable Losses, up to a maximum of $20,000,000; provided that the maximum aggregate Liability of Seller with respect to Liabilities other than those resulting from or arising out of any breach of Section 3.30 (Tax Treatment of Insurance Contracts) shall continue to be as described above (and not increased by this sentence), and all other applicable limitations set forth in this Article VII shall apply with respect to Indemnifiable Losses resulting from or arising out of a breach or failure to be true of any representation or warranty set forth in Section 3.30 (Tax Treatment of Insurance Contracts).

(b) If any Indemnitee actually recognizes a Tax benefit in respect of an Indemnifiable Loss as described in the proviso in the definition of “Indemnifiable Losses” set forth in Section 7.4(d) subsequent to an Indemnity Payment made by an Indemnitor to an Indemnitee with respect to such Indemnifiable Loss, then such Indemnitee shall promptly pay to the Indemnitor the amount of such Tax benefit recognized by such Indemnitee up to the amount of such Indemnity Payment received by the Indemnitee, net of any expenses incurred by such Indemnitee in pursuing such Tax benefit, within fifteen (15) days after the Indemnitee recognizes such Tax benefit in the form of cash actually received or reduction in cash Taxes actually paid. If any Tax benefit (or portion thereof) in respect of an Indemnifiable Loss as described in the proviso in the definition of “Indemnifiable Losses” set forth in Section 7.4(d), that either (i) reduces the Indemnity Payments made by an Indemnitor prior to the time such payment is made or (ii) obligates an Indemnitee to make payments to the Indemnitor under the immediately preceding sentence of this Section 7.3(b), is disallowed as a result of an audit or otherwise, the applicable Indemnitor shall promptly pay to the applicable Indemnitee the amount of such disallowed Tax benefit within thirty (30) days after the Indemnitee notifies the Indemnitor that the adjustment with respect to such disallowance has been paid or otherwise taken into account.

(c) Each Indemnitee shall use reasonable best efforts to mitigate all Indemnifiable Losses for which indemnification may be sought hereunder, including by using reasonable best efforts to collect the maximum amount recoverable with respect thereto under any insurance or reinsurance coverage or other applicable source of recovery.

SECTION 7.4 Definitions. As used in this Agreement:

(a) “Buyer Parent Specified Representations” means the representations of Buyer Parent made in Sections 4.1(a) (Organization and Standing), 4.1(b) (Authority), 4.1(h) (Solvency), and 4.1(i) (Brokers).

(b) “Indemnitee” means any Person entitled to indemnification under this Agreement;

(c) “Indemnitor” means any Person required to provide indemnification under this Agreement;

(d) “Indemnifiable Losses” means any and all damages, losses, liabilities, obligations, Taxes, penalties, costs and expenses (including reasonable attorneys’ fees and expenses); provided, that any Indemnity Payment (i) shall in no event include any amounts constituting consequential, special or punitive damages except to the extent (A) such types of damages are paid to a Third Party in connection with a Third-Party Claim, (B) such damages result from or arise out of any Excluded Liability or (C) in the case of consequential damages (other than as contemplated by the foregoing clause (A) or (B)), (1) such damages are recoverable under the laws of the State of New York, (2) the Indemnitee satisfies all elements necessary for proof of such damages under such laws and (3) such damages result from or arise out of the Business as currently conducted or the use for which any Allocated Asset is currently being used and shall not take into account any current or future plans for the Business following the Closing Date regardless of whether such plans are communicated to or known by Seller; and (ii) shall be net of any (A) amounts actually recovered (after deducting related reasonable costs and expenses and premium increases) by the Indemnitee for the Indemnifiable Losses for which such Indemnity Payment is made under any insurance policy (including pursuant to Section 5.20(a)), reinsurance agreement, warranty or indemnity or otherwise from any Person other than a party hereto or any Affiliate of a party hereto, with such recovered amounts reduced by the amount of the costs and expenses incurred by the Indemnitee in procuring such recovery and the costs of any premium increases as a result of such recovery, and the Indemnitee shall promptly reimburse the Indemnitor for any such amount that is received by it from any such other Person with respect to an Indemnifiable Losses after any indemnification with respect thereto has actually been paid pursuant to this Agreement, (B) as determined pursuant to Section 7.3(b), Tax benefits actually recognized by the Indemnitee (or, in the case of a Buyer Indemnified Person, any other Buyer Indemnified Person) in respect of any Indemnifiable Losses for which such Indemnity Payment is made (it being understood that no Indemnity Payment to be made hereunder may be withheld or otherwise delayed due to the fact that an anticipated Tax benefit has not actually been recognized by the applicable Indemnitee);

(e) “Indemnity Payment” means any amount of Indemnifiable Losses required to be paid pursuant to this Agreement;

(f) “Reinsurer Parent Specified Representations” means the representations of Reinsurer Parent made in Sections 4.2(a) (Organization and Standing), 4.2(b) (Authority) and 4.2(g) (Brokers);

(g) “Seller Specified Representations” means the representations of Seller made in Sections 3.1 (Organization, Standing and Corporate Power), 3.2 (Capital Structure), 3.4 (Authority), and 3.23 (Brokers); and

(h) “Third Party Claim” means any claim, action, suit, or proceeding made or brought by any Person that is not a party to this Agreement or any Affiliate of any party to this Agreement. For the avoidance of doubt, claims, actions, suits or proceedings between or among parties to this Agreement or their respective Affiliates will not be Third Party Claims hereunder.

SECTION 7.5 Procedures for Third Party Claims.

(a) If any Indemnitee receives notice of assertion or commencement of any Third Party Claim against such Indemnitee in respect of which an Indemnitor may be obligated to provide indemnification under this Agreement, the Indemnitee shall give such Indemnitor reasonably prompt written notice (but in no event later than thirty (30) days after becoming aware) thereof (a “Claim Notice”) and such Claim Notice shall include a reasonable description of the claim and any documents relating to the claim and an estimate of the Indemnifiable Loss to the extent known and shall reference the specific sections of this Agreement that form the basis of such claim; provided, that no delay on the part of the Indemnitee in notifying any Indemnitor shall relieve the Indemnitor from any obligation or otherwise affect the rights of any Indemnitee hereunder unless (and then solely to the extent) the Indemnitor is actually prejudiced by such delay. Thereafter, the Indemnitee shall deliver to the Indemnitor, within five (5) calendar days after the Indemnitee’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnitee relating to the Third Party Claim.

(b) The Indemnitor shall be entitled to participate in the defense of any Third Party Claim and, if it so chooses by giving written notice to the Indemnitee within thirty (30) days after its receipt of the Claim Notice with respect to such Third Party Claim, to assume the defense thereof with counsel selected by the Indemnitor and reasonably acceptable to the Indemnified Party and at the Indemnitor’s expense. Should the Indemnitor so elect to assume the defense of a Third Party Claim, the Indemnitor shall not as long as it conducts such defense be liable to the Indemnitee for legal expenses subsequently incurred by the Indemnitee in connection with the defense thereof; provided, however, that, if the Indemnitee concludes based on the advice of outside counsel that a conflict in interest between the Indemnitor and the Indemnitee exists with respect to such Third Party Claim, the Indemnitor shall be liable for the reasonable out-of-pocket legal expenses of one counsel that are incurred by the Indemnitee in connection with the defense thereof. If the Indemnitor assumes such defense in accordance with this Section 7.5(b), the Indemnitee shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnitor, it being understood that the Indemnitor shall control such defense. The Indemnitor shall be liable for the reasonable fees and expenses of counsel employed by the Indemnitee for any period during which the Indemnitor has not assumed the defense thereof (other than during any period in which the Indemnitee shall have not yet given notice of the Third-Party Claim as provided above). If the Indemnitor chooses to defend any Third-Party Claim, the parties hereto shall cooperate in the defense thereof. Such cooperation shall include the retention and (upon the Indemnitor’s request) the provision to the Indemnitor of records and information that are relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Whether or not the Indemnitor shall have assumed the defense of a Third Party Claim, the Indemnitee shall not admit any liability with respect to, or pay, settle, compromise or discharge, such Third Party Claim without the Indemnitor’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). If the Indemnitor has assumed the defense of a Third Party Claim, the Indemnitor may only pay, settle, compromise or discharge a Third Party Claim with the Indemnitee’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed); provided, that the Indemnitor may pay, settle, compromise or discharge such a Third Party Claim without the written consent of the Indemnitee if such settlement (A) includes a complete and unconditional release of the Indemnitee from all liability in respect of such Third Party Claim, (B) does not subject the Indemnitee to any injunctive relief or other equitable remedy, and (C) does not include a statement or admission of fault, culpability or failure to act by or on behalf of the Indemnitee. If the Indemnitor submits to the Indemnitee a bona fide settlement offer that satisfies the requirements set forth in the proviso of the immediately preceding sentence and the Indemnitee refuses to consent to such settlement, then thereafter the Indemnitor’s liability to the Indemnitee with respect to such Third Party Claim shall not exceed the sum of (x) the Indemnitor’s portion of the settlement amount included in such settlement offer and (y) the amount of expenses incurred by the Indemnitee prior to the time of and in connection with the proposed settlement to which it is entitled to indemnification, and the Indemnitee shall either assume the defense of such Third Party Claim or pay the Indemnitor’s attorney’s fees and other out-of-pocket costs incurred thereafter in continuing the defense of such Third Party Claim. Notwithstanding anything to the contrary in this Section 7.5, the Indemnitee (and not the Indemnitor) shall have the exclusive right to assume the defense and control of any Third Party Claim, if (I) the Indemnitee in good faith determines that the nature of the Third Party Claim is such that it would reasonably be expected to involve criminal liability being imposed on the Indemnitee or its Affiliates or (II) such Third Party Claim seeks an injunction or other equitable relief against the Indemnitee that the Indemnitee reasonably determines, after consultation with its outside counsel, cannot be separated from any related claim for money damages; provided that if such Third Party Claim seeks an injunction or equitable relief against the Indemnitee that can be separated from a related claim for money damages, the Indemnitor may only be entitled to assume control of the defense of such Third Party Claim for money damages.

(c)

(i) Notwithstanding anything in this Agreement to the contrary, Seller shall have the sole right to represent the interests of the Acquired Companies, and to employ counsel of its choice at its expense, in any audit or other examination or administrative or court proceeding relating to (i) Taxes for any Tax period ending on or before the Closing Date, for any Straddle Period, in each case for which Seller could be liable under Section 8.1 and (ii) Taxes described in Section 8.1(a)(vi); provided, that Seller shall use commercially reasonable efforts in representing the interests of the Acquired Companies, and shall not pay, discharge, settle, compromise, litigate, or otherwise dispose of any item subject to such Tax proceedings (i) relating to a Straddle Period or (ii) in a manner that could be reasonably expected to result in a post-Closing increase in Tax for which Seller would not be liable under Section 8.1 without obtaining the prior written consent of Buyer Parent, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing and subject to Seller’s rights set forth in the preceding sentence, Buyer Parent shall be entitled, at its expense, to participate in the conduct of any Tax audit and any judicial or administrative proceeding relating to any such Tax audit.

(ii) Notwithstanding anything in this Agreement to the contrary, Buyer Parent shall have the sole right to represent the interests of the Acquired Companies, and to employ counsel of its choice at its expense, in any audit or other examination or administrative or court proceeding relating to Taxes for any Tax period that begins after the Closing Date other than proceedings subject to control by Seller under Section 7.5(c)(i); provided, that Buyer Parent shall not pay, discharge, settle, compromise, litigate, or otherwise dispose of any item subject to such Tax proceedings for which Seller could reasonably expected to be liable under Section 8.1 without obtaining the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing and subject to Buyer Parent’s rights set forth in the preceding sentence, Seller shall be entitled, at its expense, to participate in the conduct of any Tax audit and any judicial or administrative proceeding relating to any such Tax audit.

SECTION 7.6 Direct Claims. The Indemnitor will have a period of thirty (30) days within which to respond in writing to any claim by an Indemnitee on account of an Indemnifiable Loss that does not result from a Third Party Claim. If the Indemnitor does not so respond within such 30 day period, the Indemnitor will be deemed to have rejected such claim, in which event the Indemnitee will be entitled to pursue such remedies as may be available to the Indemnitee. The foregoing does not apply with respect to a breach or alleged breach of any representation or warranty set forth in Section 3.30, which will be governed by the terms of Section 7.9.

SECTION 7.7 Sole Remedy. The parties hereto acknowledge and agree that, except (i) equitable remedies that cannot be waived as a matter of law, (ii) in the event that a party is finally determined by a court of competent jurisdiction to have willfully and knowingly committed a fraud, with the intent to deceive or mislead any other party, regarding such party’s representations, warranties, covenants or other agreements set forth in this Agreement or in any certificate furnished in connection with the Closing, (iii) as set forth in Section 10.7(b) or (iv) as otherwise specifically provided herein or in any other Transaction Agreement, if the Closing occurs, their sole and exclusive remedy following the Closing with respect to any and all claims for monetary relief arising out of or related to the transactions contemplated by this Agreement shall be pursuant to the provisions set forth in this Article VII or Article VIII, as applicable.

SECTION 7.8 Certain Other Matters.

(a) Upon making any Indemnity Payment, Indemnitor will, to the extent of such Indemnity Payment, be subrogated to all rights of Indemnitee against any third Person (other than any Tax authority or any Affiliate of the Indemnitee, including the Acquired Companies) in respect of the Indemnifiable Loss to which the Indemnity Payment related. Without limiting the generality or effect of any other provision hereof, each such Indemnitee and Indemnitor will duly execute upon request and at the sole cost and expense of the Indemnitor all instruments reasonably necessary to evidence and perfect the above-described subrogation rights.

(b) The rights and remedies of any party in respect of any inaccuracy or breach of any representation, warranty, covenant or agreement shall in no way be limited by the fact that the act, omission, occurrence or other state of facts or circumstances upon which any claim of any such inaccuracy or breach is based may also be the subject matter of any other representation, warranty, covenant or agreement as to which there is no inaccuracy or breach. The representations, warranties and covenants of Seller, and the Buyer Indemnified Persons’ rights to indemnification with respect thereto, shall not be affected or deemed waived by reason of (and the Buyer Indemnified Persons shall be deemed to have relied upon the representations and warranties of Seller set forth herein notwithstanding) (i) any investigation made by or on behalf of any of the Buyer Indemnified Persons (including by any of its Representatives) or by reason of the fact that any of the Buyer Indemnified Persons or any of such Representatives knew or should have known that any such representation or warranty is, was or might be inaccurate, regardless of whether such investigation was made or such knowledge was obtained before or after the execution and delivery of this Agreement or (ii) Buyer Parent’s waiver of any condition set forth in Article VI. The representations, warranties and covenants of Buyer Parent, and the Seller Indemnified Persons’ rights to indemnification with respect thereto, shall not be affected or deemed waived by reason of (and the Seller Indemnified Persons shall be deemed to have relied upon the representations and warranties of Buyer Parent set forth herein notwithstanding) (i) any investigation made by or on behalf of any of the Seller Indemnified Persons (including by any of its Representatives) or by reason of the fact that any of the Seller Indemnified Persons or any of such Representatives knew or should have known that any such representation or warranty is, was or might be inaccurate, regardless of whether such investigation was made or such knowledge was obtained before or after the execution and delivery of this Agreement or (ii) Seller’s waiver of any condition set forth in Article VI.

(c) Notwithstanding anything to the contrary in this Agreement, any claim for indemnification based on an actual or alleged breach or failure to be true of any representation or warranty set forth in Section 3.28 must be brought in the context of, and will be resolved pursuant to, the dispute resolution mechanics set forth in Section 2.4 with respect to the finalization of the Final Closing Statement and the related calculations. After the Final Closing Statement has become final and binding on the parties in accordance with Section 2.4, except for (i) equitable remedies that cannot be waived as a matter of law or (ii) in the event that a party is finally determined by a court of competent jurisdiction to have willfully and knowingly committed a fraud, with the intent to deceive or mislead any other party, regarding such representations and warranties, Seller and its Affiliates shall have no further Liability to any Buyer Indemnified Person for any Indemnifiable Loss or other Liability resulting from or arising out of any breach or failure to be true of the representations and warranties set forth in Section 3.28.

SECTION 7.9 Policy Tax Claims.

(a) The Buyer Indemnified Persons may bring a claim pursuant to Section 7.2(a) that relates to a breach of a representation or warranty under Section 3.30, even if no related Third Party Claim has first been asserted or made against the applicable Indemnified Party with respect thereto; provided, however, that any such claim with respect to which no Third Party Claim has previously been asserted (a “Direct Product Tax Claim”) must be based on the reasonable and good faith determination by the applicable Indemnified Party that a breach of a representation or warranty under Section 3.30 has occurred. For the avoidance of doubt, nothing in this Section 7.9 shall, unless specifically provided herein, limit or otherwise restrict the right of any Buyer Indemnified Person to be indemnified under this Article VII for Indemnifiable Losses incurred, and for which a valid notice for indemnification was delivered, prior to the end of the survival period specified in Section 7.1(a) with respect to the representations and warranties set forth in Section 3.30.

(b) For the avoidance of doubt, the amount of any Indemnifiable Loss with respect to any claim for indemnification with respect to a breach of any representation or warranty set forth in Section 3.30 shall include, without limitation, costs and expenses reasonably incurred by the applicable Indemnified Party to correct or repair any information technology to avoid a recurrence of the circumstances that provided the basis for such claim (provided such circumstances would reasonably be expected to arise with respect to the administration of policies or contracts administered as of the Closing Date).

(c) If any Buyer Indemnified Person brings a Direct Product Tax Claim, Seller and the applicable Indemnified Party shall cooperate in good faith to determine whether any breach of a representation or warranty under Section 3.30 has occurred and, if necessary, to develop corrective measures that are reasonable, practical, cost effective and efficacious, taking into account all of the relevant facts and circumstances then applicable. If, with respect to a Direct Product Tax Claim, Seller and the applicable Indemnified Party cannot agree as to whether a breach of a representation or warranty under Section 3.30 has occurred, then (i) if Seller promptly (and in any event within 30 Business Days) after receiving a Claim Notice with respect to such Direct Product Tax Claim delivers or causes to be delivered to the applicable Indemnified Party an opinion addressed to such Indemnified Party and issued by a reputable nationally recognized law firm, accounting firm or actuarial firm that is familiar with analyzing matters of the type covered by the representations and warranties set forth in Section 3.30 to the effect that it is more likely than not that no such breach has occurred with respect to the Direct Product Tax Claim then in dispute, then (A) Seller shall not be required to indemnify the applicable Indemnified Party with respect to such disputed Direct Product Tax Claim, unless and until either a Third Party Claim with respect thereto subsequently arises, such opinion is subsequently withdrawn or qualified, the parties otherwise agree that such opinion is no longer controlling or such opinion is not subsequently reaffirmed or re-issued promptly upon the reasonable request by such Indemnified Party (other than as a result of a change in applicable Law) and (B) Seller shall, as provided under Section 7.2(a), indemnify the applicable Indemnified Party for any Indemnifiable Losses attributable to a breach of a representation or warranty under Section 3.30 (including any penalties or fees imposed by the IRS) arising out of or relating to any inaccuracy or incorrect conclusion set forth in such opinion or any delay in remediating the matter to which such Direct Product Tax Claim relates in reliance on such opinion and (ii) if Seller does not deliver or cause to be delivered to the applicable Indemnified Party any such opinion within such 30-Business Day period, then such breach of a representation or warranty set forth in Section 3.30 that is alleged by such Indemnified Party shall be deemed conclusively to have been established with respect to such Direct Product Tax Claim. If Seller and the applicable Indemnified Party cannot agree with respect to the appropriate reasonable, practical, cost-effective and efficacious corrective measures, the disagreement shall be resolved by a recognized law firm, accounting firm or actuarial firm mutually agreeable to the applicable Indemnified Party and Seller, and any such determination by such law firm, accounting firm or actuarial firm shall be final. Such law firm, accounting firm or actuarial firm shall render a determination within sixty days of the referral of such matter for resolution. The cost of engaging a law firm, accounting firm or actuarial firm pursuant to this Section 7.9(c) shall be borne 50% by Seller and 50% by the applicable Indemnified Party.

(d) In the event that the corrective measures described in this Section 7.9 with respect to any claim for indemnification for breach of any representation or warranty set forth in Section 3.30 include making any request to the IRS for relief with respect to such failure, the applicable Indemnified Party and Seller shall jointly participate in all discussions or other proceedings with the IRS, including attendance at meetings and joint approval of all written submissions. Seller shall control the decision of whether or not to enter into a closing agreement or other arrangement with the IRS in connection with such discussions or other proceedings; provided, that, if the closing agreement or other arrangement involves any admission that would reasonably be expected to form the basis of the determination of any future liability of the applicable Indemnified Party or any of its Affiliates, or any nonmonetary relief against or commitments by such Indemnified Party or any of its Affiliates, or otherwise restricts the future activity or conduct of such Indemnified Party or any of its Affiliates, then Seller may not enter into any such closing agreement or other arrangement without such Indemnified Party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed. Should the applicable Indemnified Party decide to withhold its consent to Seller’s entering into any closing agreement or other arrangement with the IRS, such Indemnified Party shall promptly communicate such decision in writing to Seller. Seller shall direct the Buyer Indemnified Persons to implement the appropriate corrective measures described in this Section 7.9, and Buyer Parent shall use its commercially reasonable efforts to implement such measures at Seller’s direction and not take any actions that would contradict any such reasonable directions.

(e) For purposes of Sections 7.2(a) and 7.9, breaches of a representation or warranty under Section 3.30 will be determined without regard to any matter included in Section 3.30 of the Seller Disclosure Schedule.

ARTICLE VIII

TAX MATTERS

SECTION 8.1 Indemnification for Taxes.

(a) Seller shall indemnify and hold harmless the Buyer Indemnified Persons from and against any and all Indemnifiable Losses to the extent resulting from or arising out of the following:

(i) Taxes imposed on any Acquired Company, or for which any Acquired Company may otherwise be liable, as a result of having been a member of a Seller Group prior to the Closing (including Taxes for which any Acquired Company may be liable pursuant to Treasury Regulation § 1.1502-6 or similar provisions of state, local or foreign law as a result of having been a member of a Seller Group);

(ii) Taxes with respect to any Acquired Company for all Pre-Closing Tax Periods,

(iii) Taxes arising out of the Pre-Sale Transactions;

(iv) Taxes arising out of a breach or inaccuracy of the Surviving Tax Representations, other than any such breach or inaccuracy that is attributable to a retroactive change in Applicable Law between the date of this Agreement and the Closing Date;

(v) Taxes arising out of a breach of any covenant of Seller or its Affiliates (including the Acquired Companies, prior to the Closing Date) under Article V or this Article VIII, other than any such breach that is attributable to a retroactive change in Applicable Law between the date of this Agreement and the Closing Date;

(vi) Taxes imposed on Buyer Parent or its Affiliates after the Closing arising out of (i) any limitation or disallowance under Section 382 or 383 of the Code of any items of deduction or loss arising out of the Retained Hedge Losses or (ii) the Buyer Parent or its Affiliates (including the Company) not being able to utilize or recognize losses or deductions arising from the Retained Hedge Losses after the Closing as a result of the acceleration into current deductions or losses of the Retained Hedge Losses as a result of the transactions contemplated by this Agreement.

provided, however, (i) Seller shall not be liable for any Tax liability to the extent such Tax liability is taken into account in Total Adjusted Book Value and (ii) in the event Buyer Parent elects for the reinsurance of the FA Business to occur after the Closing, the transactions contemplated by the FA Business Reinsurance Agreements shall not be treated as Pre-Sale Transactions.

(b) Buyer Parent agrees to indemnify and hold harmless the Seller Indemnified Persons from and against any and all liabilities for Taxes that are not subject to indemnification by Seller pursuant to Section 8.1(a) to the extent resulting from or arising out of:

(i) Taxes imposed on any Acquired Company for all Post-Closing Tax Periods;

(ii) Taxes arising out of a breach of any covenant of Buyer Parent under this Article VIII.

(c) For purposes of this Agreement, Taxes for a Straddle Period shall be allocated between the Pre-Closing Tax Period and the Post-Closing Tax Period in the following manner:

(i) in the case of Taxes based on or measured by income, gain, or receipts, or related to the actual or deemed sale or transfer of property, or which are withholding Taxes, such Taxes shall be allocated based on an interim closing of the books as of the end of the Closing Date; and

(ii) in the case of Taxes calculated on a periodic basis, the portion of such Taxes allocable to the Pre-Closing Tax Period shall be deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period.

(iii) With respect to any partnership interest owned by an Acquired Company through a separate account, the items of income, gain, deduction, or loss arising from such partnership interest shall be allocated between the Pre-Closing Tax Period and the Post-Closing Tax Period in a manner that matches, as closely as reasonably practicable, the changes to the corresponding separate account reserves pursuant to Section 817 of the Code. With respect to any other partnership interest owned by an Acquired Company, the items of income, gain, deduction, or loss arising from such partnership interest shall be allocated between the Pre-Closing Tax Period and the Post-Closing Tax Period on a ratable basis consistent with the principles of Section 8.1(a)(c)(ii).

(iv) In the event Buyer Parent elects for the reinsurance of the FA Business to occur after the Closing on the Closing Date, the Tax consequences of such transactions shall be allocated to the Post-Closing Tax Period.

Notwithstanding any other provision of this Agreement, the Seller Indemnified Persons shall not be liable for (and Buyer Parent shall indemnify the Seller Indemnified Persons against) any Taxes resulting from any transaction or event that is outside the ordinary course of business and occurs after the Closing but on the Closing Date, unless such transaction or event is initiated by Seller or either Acquired Company before the Closing or occurs pursuant to the terms of this Agreement.

SECTION 8.2 Filing of Tax Returns.

(a)

(i) Seller shall prepare and timely file, or cause to be prepared and timely filed, all Consolidated Returns that include any Acquired Company, regardless of when such Tax Returns are required to be filed.

(ii) Seller shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns for the Acquired Companies for taxable periods that end on or before the Closing Date and that are required to be filed prior to the Closing Date (taking into account any extensions) other than Tax Returns described in Section 8.2(a)(i). Seller shall remit any Taxes due in respect of such Tax Returns.

(iii) Seller shall prepare, or cause to be prepared, (A) all Tax Returns for the Acquired Companies for taxable periods that end on or before the Closing Date and that are required to be filed after the Closing Date (taking into account any extensions) and (B) all Tax Returns for any Straddle Period, in each case other than Tax Returns described in Section 8.2(a)(i). Seller shall deliver any such Tax Return to Buyer Parent for Buyer Parent’s review at least thirty (30) days (or, in the case of premium Tax Returns, ten (10) days) prior to the date such Tax Return is required to be filed and (i) in the case of any Tax Return relating to a Straddle Period, shall accept all reasonable comments of Buyer Parent in respect of such Tax Returns made prior to the date that is three days prior to the due date of such Tax Return, to the extent consistent with Applicable Law and prior practice of the relevant Acquired Company, and (ii) in the case of any Tax Return relating to a taxable period ending on or before the Closing Date, shall consider in good faith making any changes to such Tax Return reasonably requested by Buyer Parent. To the extent consistent with Applicable Law, Buyer Parent shall, or shall cause the Acquired Companies to, file all Tax Returns for any Straddle Period on the basis that the relevant Tax period ended as of the Closing Date, unless the relevant Tax Authority will not accept a Tax Return filed on that basis. Buyer Parent shall file, or cause to be filed, all Tax Returns described in clause (A) or (B) hereof consistent within this Section 8.2(a)(iii).

(iv) From and after the Closing, upon reasonable request of Seller, Buyer Parent shall cause the Acquired Companies to provide Seller and its Affiliates in a timely fashion in accordance with past practice all filing information relating to the Acquired Companies reasonably necessary for the preparation and filing of the Consolidated Returns for taxable years or periods beginning before the Closing Date or any Tax Return described in Section 8.2(a)(iii). Seller shall compensate the Acquired Companies for reasonable out-of-pocket costs incurred in connection with providing the foregoing.

(v) All Tax Returns that Seller is required to file or cause to be filed in accordance with this Section 8.2(a) shall be prepared and filed in a manner consistent with past practice and with respect to ordinary course positions, no position shall be taken, election made or method adopted that is inconsistent with positions taken, elections made or methods used in preparing and filing similar Tax Returns in prior periods (including positions, elections or methods that would have the effect of deferring income to periods ending after the Closing Date or accelerating deductions to periods ending on or before the Closing Date), other than to the extent (i) required as a result of a change in Applicable Law, (ii) any such change from past practices, positions, elections or methods would not be reasonably expected to materially adversely affect an Acquired Company or (iii) Seller has obtained Buyer Parent’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed. Without limitation of the foregoing, Seller shall not take any position on any Tax Return required to be filed by it after the date hereof (whether originally filed or filed on an amended return) to the effect that the deferred losses from hedges of liabilities that are being taken into account under the agreed upon mark and spread method of accounting by the Company accelerate into current deductions or losses as a result of the transactions contemplated by this Agreement.

(vi) In the event that, as a result of a change in Applicable Law occurring after the date hereof, with respect to a Tax Return required to be filed by Seller pursuant to this Section 8.2(a), Seller is required to take a position for which there is no prior practice, make an election or select a method for the first time that is reasonably expected to materially adversely affect an Acquired Company, Seller shall consult with Buyer Parent prior to taking such position, making such election or selecting such method and shall not do so without Buyer Parent’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed.

(b) Unless required by Applicable Law, Buyer Parent shall not, and shall cause the Acquired Companies to not, take any action on or after the Closing Date (other than the transactions contemplated by this Agreement) that could be reasonably expected to result in an increased Tax of an Acquired Company attributable to a Pre-Closing Tax Period or an indemnity obligation (or increase in an indemnity obligation) of Seller under Section 8.1(a), without the prior written consent of Seller, which consent may not be unreasonably withheld, conditioned or delayed. Without limitation of the foregoing, unless required by a final determination Buyer Parent shall not, and shall cause the Acquired Companies to not, take any position to the effect that any items of deductions or loss attributable to Retained Hedge Losses accelerate into current deductions or losses as a result of the transactions contemplated by this Agreement or are limited or disallowed under Section 382 or 383 of the Code.

(c) Except to the extent otherwise required by Applicable Law, Buyer Parent shall not, and shall not permit any of its Affiliates to, without the prior written consent of Seller, which consent may not be unreasonably withheld, conditioned or delayed, amend any Tax Returns of the Acquired Companies relating in whole or in part to a Pre-Closing Tax Period.

(d) Each of Seller and Buyer shall reimburse the other party, as applicable, for the Taxes for which Seller or Buyer, as applicable, is liable pursuant to Section 8.1, but which are remitted in respect of any Tax Return to be filed by the other party pursuant to this Section 8.2 upon the written request of the party entitled to reimbursement setting forth in detail the computation of the amount owed by Seller or Buyer, as the case may be, but in no event earlier than ten (10) days prior to the due date for paying such Taxes.

SECTION 8.3 Tax Refunds. Any Tax refund, credit, or similar benefit (including any interest paid or credited with respect thereto) (a “Tax Refund”) relating to the Acquired Companies for Taxes paid for any Pre-Closing Tax Period shall be the property of Seller; provided, however, to the extent such Tax Refund arises from the carryback of an item of deduction or loss from a Post-Closing Tax Period to a Pre-Closing Tax Period or was taken into account in Total Adjusted Book Value, such Tax Refund shall be property of Buyer Parent. If received by Buyer Parent or either Acquired Company, Buyer Parent shall, or shall cause the Acquired Companies to, pay such Tax Refund to which Seller is entitled under this Section 8.3 promptly to Seller, net of any Tax cost to Buyer Parent or any of its Affiliates attributable to the receipt of such refund. In the event that any such Tax Refund is subsequently contested by any Tax Authority, such contest shall be handled in accordance with the procedures in Section 7.5. Any additional Taxes resulting from the contest shall be indemnified in accordance with Section 8.1.

SECTION 8.4 Cooperation and Exchange of Information. Seller and Buyer Parent shall provide each other with such cooperation and information as either of them or their respective Affiliates may reasonably request of the other in filing any Tax Return, amended Tax Return or claim for Tax Refund, determining a liability for Taxes or a right to a Tax Refund, or participating in or conducting any contest in respect of Taxes (a “Tax Contest”). Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules, related work papers and documents relating to rulings or other determinations by any Tax Authority. Each party and its Affiliates shall make its employees available on a basis mutually convenient to both parties to provide explanations of any documents or information provided hereunder. Each of Seller and Buyer Parent shall retain all Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of the Acquired Companies for each Tax period first ending after the Closing Date and for all prior Tax periods until the later of (i) the expiration of the statute of limitations of the Tax period to which such Tax Returns and other documents relate, without regard to extensions except to the extent notified in writing of such extensions for the respective Tax periods, or (ii) three (3) years following the due date (without extension) for such Tax Returns. Any information obtained under this Section 8.4 shall be kept confidential except as otherwise may be necessary in connection with the filing of Tax Returns or claims for Tax Refunds or in conducting a contest or as otherwise may be required by Applicable Law or the rules of any stock exchange.

SECTION 8.5 Conveyance Taxes. Buyer Parent or Seller, as appropriate, shall execute and deliver all instruments and certificates necessary to enable the other to comply with any filing requirements relating to any sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees and any similar Taxes (“Conveyance Taxes”) which become payable in connection with the purchase of Shares or DSL Interests by Buyer Parent or the consummation of any of the other transactions contemplated by this Agreement and shall file such applications and documents as shall permit any Conveyance Taxes to be assessed and paid. Any Conveyance Taxes incurred in connection with the consummation of the transactions contemplated by this Agreement shall be paid one-half by Buyer and one-half by Seller.

SECTION 8.6 Miscellaneous.

(a) Each of Seller and Buyer Parent agrees that for U.S. federal income tax purposes, each of the Pre-Sale Transactions shall be treated as occurring in the taxable year of the period (or portion thereof) ending on the Closing Date; provided, however, in the event Buyer Parent elects for the reinsurance of the FA Business to occur after the Closing on the Closing Date, such transactions shall be treated as occurring on the day after the Closing Date for U.S. federal income tax purposes pursuant to the “next-day rule” of Treasury Regulation § 1.1502-76(b)(1)(ii)(B).

(b) Seller and Buyer Parent agree to treat all payments (other than interest on a payment) made by either of them to or for the benefit of the other or the other’s Affiliates or the Acquired Companies under this Article VIII and under other indemnity provisions of this Agreement as adjustments to (i) the amount in respect of the purchase and sale of the Shares contemplated by this Agreement, (ii) the amount in respect of the purchase and sale of the DSL Interests or Services Company contemplated by this Agreement, (iii) the Company Ceding Commission or (iv) the RLI Ceding Commission, as appropriate in each case, for Tax purposes and that such treatment shall govern for purposes hereof to the extent permissible under Applicable Law.

(c) Notwithstanding any provision in this Agreement to the contrary, the obligations of Seller to indemnify and hold harmless the Buyer Indemnified Persons, as well as the obligations of Buyer Parent to indemnify and hold harmless the Seller Indemnified Persons, pursuant to this Article VIII shall terminate on the later of three months after the expiration of the applicable statute of limitations (taking into account any applicable extensions or tollings thereof) with respect to the Tax liabilities in question or sixty (60) days after the final administrative or judicial determination of such Tax liabilities, except for any indemnity obligations as to which a claim has been made before the expiration of the applicable period.

(d) In the event of any Tax Contest, the conduct of the parties shall be governed by the provisions of Section 7.5.

(e) Except for Sections 7.3, 7.4, 7.5 and 7.7, indemnification under this Agreement for or with respect to any Taxes of the Acquired Companies shall be provided exclusively in this Article VIII and the provisions of Article VII shall not apply. Notwithstanding the foregoing, (i) the provisions of Section 7.3(a) shall not apply to the provisions of this Article VIII, provided however, that (ii) Seller’s liability arising out of Section 8.1(a)(vi) shall not exceed 21% of (A) the positive increase to the tax reserves in the deferred variable annuity business which is the subject of the CBVA Recapture and Amendment Agreement less (B) the absolute value of the decrease to the tax reserves in the payout annuity business which is the subject of the CBVA Recapture and Amendment Agreement, in each case as of January 1, 2018 resulting from Section 13517 of the Tax Cuts and Jobs Act set forth in the Conference Agreement, dated as of December 15, 2017 (or any substantially similar provision of law).

(f) Should it be necessary, equitable adjustments will be made to prevent duplicate recovery for indemnification with respect to the same item.

(g) Any Tax Sharing Arrangement entered into by Seller or any Affiliate of Seller, on the one hand, and any Acquired Company, on the other hand, shall be terminated as to each Acquired Company on or prior to the Closing, and after the Closing the Acquired Companies shall not have any liability thereunder.

(h) Seller will file or cause to be filed a “Section 1.1502-36 Statement” (as defined in Treasury Regulation § 1.1502-36(e)(5)) with the timely filed U.S. federal consolidated income tax return for the consolidated group of which Seller is a member for the consolidated tax return year that includes the Closing Date substantially in the form of Schedule 8.6(h) hereto making a valid election pursuant to Treasury Regulation § 1.1502-36(d)(6)(i)(A) and (B) to (i) reattribute all or a portion of the tax attributes of the Acquired Companies described in Treasury Regulation § 1.1502-36(d)(6)(i)(B) immediately prior to the Closing other than the following Category C attributes: (x) deferred losses from hedges of liabilities that are being taken into account under the agreed upon mark and spread method of accounting, as identified by Buyer at least 30 days prior to the due date of the Tax Return to which such Section 1.1502-36 Statement will be attached, in an amount not to exceed $1.066 billion (such attributes, the “Retained Hedge Losses”), (y) previously capitalized amounts pursuant to Section 848 of the Code and (z) attributes arising from adjustments to tax reserves that will be reflected as items of income or deduction after the Closing Date pursuant to Section 807(f) of the Code or Section 13517 of the Tax Cuts and Jobs Act set forth in the Conference Agreement, dated as of December 15, 2017 (or any substantially similar provision of law) and (ii) to reduce members’ bases in shares of such Acquired Company by the excess of the “attribute reduction amount” attributable to such Acquired Company over the amount reattributed pursuant to clause (i) (the “Section 1.1502-36 Election”). For the avoidance of doubt, the parties agree that (i) Seller shall make the Section 1.1502-36 Election in whatever form is necessary to avoid any reduction in the Category C Attributes referred to in clauses (x) through (z) above and the Category D attributes of the Acquired Companies; (ii) Seller shall reattribute to itself all deferred losses from hedges of liabilities that are being taken into account under the agreed upon mark and spread method of accounting in excess of the Retained Hedge Losses; and (iii) Seller shall reattribute to itself all Category A and Category B attributes of the Acquired Companies arising as a result of the transactions contemplated by this Agreement. Seller will deliver a copy of the Section 1.1502-36 Statement to Buyer Parent as soon as practicable following the filing of Seller’s U.S. federal consolidated Tax Return. Seller and its Affiliates will not take any action that could be expected to result in a revocation of the Section 1.1502-36 Election.

(i) Neither Buyer Parent nor the Acquired Companies shall carryback to a Pre-Closing Tax Period any item of loss, deduction or credit or any net operating loss, net capital loss or other tax credit or benefit that is attributable to, arises from or relates to any taxable period (or portion thereof) commencing after the Closing Date; provided, however, that if Buyer is required under Applicable Law to carryback any such item and is not permitted by Applicable Law to waive such carryback, Buyer and Seller shall, reasonably and in good faith (taking into account potential benefits and detriments to Seller, Buyer and their respective Affiliates), consider any request by Buyer to amend a Tax Return filed by or with respect to the Company with respect to a Pre-Closing Tax Period (or take any other action reasonably required) in order to claim a Tax refund or other reimbursement attributable to such carryback and will pay to Buyer the net Tax benefits actually received by Parent, Seller or any of their Affiliates that are associated with such carryback (as determined taking into account (i) any costs, including any Taxes, attributable to the receipt of such refund or other reimbursement and (ii) the effect of such carryback on the Tax attributes of Parent, Seller and their Affiliates and any limitations on use of those attributes).

(j)

(i) In the event that, as a result of a change in Applicable Law occurring after the date hereof, (x) any of the representations and warranties made by Seller in Section 3.10 become materially inaccurate or untrue (without regard to any proviso or exception therein regarding changes in Applicable Law), (y) Seller would be in breach of its obligations under Section 5.1(a)(xiii) (without regard to any proviso or exception therein regarding changes in Applicable Law), or (z) Seller would be in breach of any of its obligations under this Article VIII (determined without regard to any proviso or exception regarding changes of Applicable Law) in a manner that is reasonably expected to materially adversely affect an Acquired Company, then Seller shall inform Buyer Parent as soon as reasonably practicable as to the nature of such change and the treatment under clause (x), (y), or (z) above.

(ii) At the Closing, Seller shall deliver to Buyer Parent a schedule setting forth the changes to Applicable Law occurring after the date hereof having any of the consequences described in clauses (x), (y) or (z) of this Section 8.6(j) and a description prepared in good faith setting forth in reasonable detail the consequences to the Acquired Companies of such changes (“Schedule 8.6(j)”).

ARTICLE IX

TERMINATION PRIOR TO CLOSING

SECTION 9.1 Termination of Agreement. This Agreement may be terminated at any time prior to the Closing:

(a) by Seller or Buyer Parent in writing, if there shall be any order, injunction or decree of any Governmental Entity that prohibits or restrains any party from consummating the transactions contemplated hereby, and such order, injunction or decree shall have become final and non-appealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 9.1(a) shall have performed in all material respects its obligations under this Agreement, including, if applicable, its obligations under this Agreement to contest such order, injunction or decree;

(b) by Seller or Buyer Parent in writing, if the Closing has not occurred on or prior to October 1, 2018 (as it may be extended as contemplated below or by Section 10.8(b), the “Outside Date”), unless the failure of the Closing to occur is the result of a material breach of this Agreement by the party seeking to terminate this Agreement; provided, that if on the Outside Date either of the conditions set forth in Section 6.1(a) or Section 6.1(b) has not been satisfied then, upon the written notice of either Seller to Buyer Parent or Buyer Parent to Seller, the Outside Date shall be extended to a date and time that is not later than 5:00 pm, New York City time, on January 2, 2019.

(c) by either Seller or Buyer Parent (but only so long as Seller or Buyer Parent, as applicable, is not in material breach of its obligations under this Agreement) in writing, if a breach of any provision of this Agreement that has been committed by the other party, or, in addition, in the case of Seller, by Reinsurer Parent, would cause the failure of any mutual condition to Closing or any condition to Closing for the benefit of the non-breaching party and such breach is not capable of being cured or is not cured within twenty (20) days after the breaching party receives written notice from the non-breaching party that the non-breaching party intends to terminate this Agreement pursuant to this Section 9.1(c);

(d) by Seller if (i) all of the conditions to the obligations of Buyer Parent and Reinsurer Parent under this Agreement set forth in Section 6.1 or Section 6.2 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing; provided, that such conditions must be capable of being satisfied assuming, for this purpose, that the Closing Date were the date that valid notice of termination of this Agreement is delivered by Seller to Buyer Parent pursuant to this Section 9.1(d)), (ii) Seller has confirmed in writing to Buyer Parent and Reinsurer Parent that all of the conditions to Seller’s obligations under this Agreement set forth in Section 6.1 or Section 6.3 (other than those conditions that by their terms are to be satisfied at the Closing; provided, that such conditions must be capable of being satisfied, assuming, for this purpose, that the Closing Date were the date that valid notice of termination of this Agreement is delivered by Seller to Buyer Parent pursuant to this Section 9.1(d)) have been satisfied or will be waived and that Seller is ready, willing and able to proceed with the Closing, and (iii) Buyer Parent fails to comply with its obligations under Article II to consummate the Closing (irrespective of whether Reinsurer Parent has paid the Estimated Ceding Commission) within the time specified in Section 2.2;

(e) (i) by Seller, by written notice to Buyer Parent within two (2) Business Days following the date on which the Closing would otherwise have occurred pursuant to Section 2.2 and has failed to occur for the second of any two consecutive months due, in each such month, solely to the failure of the condition set forth in Section 6.2(d) to be satisfied or waived by Buyer Parent, and in each of such consecutive months Seller provided written notice to Buyer Parent at least one (1) Business Day prior to the date on which the Closing would otherwise have occurred pursuant to Section 2.2 that all other conditions set forth in Article VI have been satisfied or waived (other than those other conditions that by their terms are to be satisfied at the Closing) and requesting that Buyer Parent waive the failure of the condition set forth in Section 6.2(d), or (ii) by Buyer Parent, by written notice to Seller within two (2) Business Days following the date on which the Closing would otherwise have occurred pursuant to Section 2.2 and has failed to occur for the second of any two consecutive months due, in each such month, solely to the failure of the condition set forth in Section 6.3(d) to be satisfied or waived by Seller, and in each of such consecutive months Buyer Parent provided written notice to Seller at least one (1) Business Day prior to the date on which the Closing would otherwise have occurred pursuant to Section 2.2 that all other conditions set forth in Article VI have been satisfied or waived (other than those other conditions that by their terms are to be satisfied at the Closing) and requesting that Seller waive the failure of the condition set forth in Section 6.3(d); or

(f)    by mutual written consent of Seller and Buyer Parent.

SECTION 9.2 Effect of Termination. If this Agreement is terminated pursuant to Section 9.1, this Agreement shall become null and void and of no further force and effect without liability of any party (or any Representative of such party) to the other parties to this Agreement; provided, that no such termination shall relieve a party from liability for any fraud or Willful Breach of this Agreement. Notwithstanding the foregoing, Section 1.1 (as applicable), Section 5.5, Section 5.16(b), Section 5.24(b), this Section 9.2 and Article X shall survive termination hereof pursuant to Section 9.1. If this Agreement is terminated pursuant to Section 9.1, (i) Buyer Parent shall return all documents received from Seller, its Affiliates and its Representatives relating to the transactions contemplated hereby, whether obtained before or after the execution hereof, to Seller and (ii) all confidential information received by Buyer Parent with respect to the Acquired Companies or the Business shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement.

ARTICLE X

GENERAL PROVISIONS

SECTION 10.1 Fees and Expenses.

(a) Except as provided below in this Section 10.1 and as otherwise provided in Section 5.4, Section 5.16(b), and Section 5.24(b), whether or not the transactions contemplated by this Agreement are consummated, each party hereto shall, except as otherwise provided in this Agreement, pay its own Transaction Expenses incident to preparing for, entering into and carrying out the Transaction Agreements and the consummation of the transactions contemplated thereby.

(b) In the event Seller terminates this Agreement pursuant to Section 9.1(c) as a result of a breach by Buyer Parent or Reinsurer Parent of their respective obligations under Section 5.4 or Seller terminates this Agreement pursuant to Section 9.1(d), then Buyer Parent shall pay Seller a nonrefundable fee in the amount of $105,000,000 (the “Termination Fee”), by wire transfer of same-day funds, no later than two (2) Business Days after such termination; provided, however, that any failure by any Control Investor to comply with the terms of Section 5.4 after the cure period set forth in the last sentence of Section 5.4(b)(ii) shall be deemed to be a breach by Buyer Parent of such provisions for purposes of (a) Seller’s ability to terminate this Agreement pursuant to Section 9.1(c) and Buyer Parent’s obligation to pay Seller the Termination Fee pursuant to this Section 10.1(b) and (b) the proviso in Section 9.1(a). In no event shall Buyer Parent be required to pay the Termination Fee on more than one occasion, whether or not the Termination Fee may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

(c) In the event that Seller is entitled to receive the Termination Fee and Buyer Parent fails to timely pay all or any portion of the Termination Fee and, in order to obtain such payment, Seller commences an Action against Buyer Parent and obtains a final judgment in Seller’s favor, Buyer Parent shall promptly reimburse Seller for all reasonable out-of-pocket fees and expenses incurred by Seller (including the reasonable and documented fees and expenses of all attorneys, consultants and other experts retained by Seller) in connection with collecting the Termination Fee up to a maximum of $3,000,000 (the “Recovery Costs”).

(d) Notwithstanding anything in this Agreement to the contrary, if Buyer Parent or Reinsurer Parent breaches this Agreement or fails to perform any of its covenants, obligations or agreements hereunder (whether such breach or failure is willful (including a Willful Breach), material, intentional, unintentional or otherwise), the sole and exclusive remedies (whether such remedies are sought in equity or at law, in contract, in tort or otherwise) of Seller or any of its Affiliates against Buyer Parent, Reinsurer Parent, the Investors and any of their respective Affiliates for any losses, damages, costs, expenses, obligations or liabilities arising out of or resulting from any breach or failure to perform their obligations under this Agreement (or any breach of or failure to be true of any representation, warranty contained in this Agreement or any other Transaction Agreement, or any breach of any covenant, obligation or agreement contained in this Agreement or any other Transaction Agreement) or any failure of the transactions contemplated by this Agreement to be consummated, including the failure of any aspect of the Financing contemplated by the Financing Commitments, shall be (i) the right to obtain an injunction, specific performance or other equitable relief pursuant to and subject to the limitations of Section 10.7(b) and of the Financing Commitments pursuant to the terms thereof; and (ii) Seller’s right to terminate this Agreement pursuant to Section 9.1(c) or Section 9.1(d) and (A) if this Agreement has been terminated in circumstances in which the Termination Fee is payable, receive (1) the Termination Fee and (2) all Recovery Costs in accordance with Section 10.1(c) or (B) if this Agreement has been terminated in circumstances in which the Termination Fee is not payable and (1) there has been any fraud by Buyer Parent with the intent to deceive or mislead Seller regarding Buyer Parent’s representations, warranties, covenants or other agreements set forth in this Agreement or in any certificate furnished in connection with the Closing or a Willful Breach of this Agreement, recover monetary damages from Buyer Parent with respect to such fraud or Willful Breach or (2) there has been a breach by Buyer Parent or Reinsurer Parent of its covenant to reimburse Seller set forth in Section 5.16(b) or Section 5.24, recover monetary damages from Buyer Parent or Reinsurer Parent, as applicable, resulting from or arising out of such breach. Neither Buyer Parent nor Reinsurer Parent may avoid responsibility for any portion of the Termination Fee, the Recovery Costs in accordance with Section 10.1(c) or damages recoverable from Buyer Parent or Reinsurer Parent, in each case in circumstances in which such amounts are payable or recoverable, as applicable, arising out of or resulting from any breach or failure to perform by the other party, including that it did not breach or fail to perform under this Agreement. Notwithstanding anything in this Agreement to the contrary, in no event shall any of Buyer, Buyer Parent, Reinsurer Parent, Reinsurer, any Investor or any of their respective former, current or future directors, officers, employees, agents, general or limited partners, managers, members, stockholders, Affiliates or assignees or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, Affiliate or assignee of any of the foregoing (collectively, the “Buyer Related Parties”) have any monetary liability or obligations to Seller or any of Seller’s Affiliates relating to or arising out of this Agreement, any Contract executed in connection herewith (including the Limited Guarantees or the Financing Commitments or any other Transaction Agreement) or any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) in excess of an aggregate amount equal to the sum of (x) the amount of the Termination Fee plus (y) the amount of the Recovery Costs for which Buyer Parent is obligated to reimburse Seller in accordance with Section 10.1(c), and none of Seller, its Affiliates or their respective representatives shall be entitled to bring or maintain any Action against any Buyer Related Party arising out of or in connection with this Agreement or any other Transaction Agreement or any of the transactions contemplated hereby or thereby (or the termination thereof) or any matters forming the basis for such termination except as provided in this Section 10.1(d), against each Sponsor, under, as and when required pursuant to the terms of the applicable Limited Guarantee, against Apollo, Reinsurer Parent and AAIA for performance of their respective obligations to fund their respective committed portions of the Financing solely in accordance with, and pursuant to the terms and conditions of, the applicable Financing Commitment. Buyer Parent and Seller acknowledge and agree that the agreements contained in this Section 10.1 are an integral part of the transactions contemplated by the Transaction Agreements, and that, without these agreements, Seller would not enter into this Agreement and that the Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Seller in circumstances in which the Termination Fee is paid for the efforts and resources expended and opportunities foregone while negotiating and seeking to consummate the transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision.

(e) While Seller may pursue either a grant of specific performance in accordance with Section 10.7(b) or the payment of the Termination Fee and any Recovery Costs under Sections 10.1(b) and (c), under no circumstances will Seller be permitted or entitled to receive both (i) a grant of specific performance to cause the consummation of the transactions contemplated hereby following which the Closing occurs in accordance with this Agreement and (ii) any portion of the Termination Fee.

SECTION 10.2 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be delivered personally by overnight courier (providing proof of delivery) or by email (provided, that the email is promptly confirmed), to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to Buyer Parent:

VA Capital Company LLC

9 West 57th Street

New York, NY 10019

Attention: John J. Suydam

Email: JSuydam@ApolloLP.com

and

VA Capital Company LLC

9 West 57th Street

New York, NY 10019

Attention: William B. Kuesel

Email: BKuesel@ApolloLP.com

with a copy (which shall not constitute notice) to each of:

Sidley Austin LLP

One South Dearborn

Chicago, Illinois 60603

Attention: Perry J. Shwachman

                 Jonathan J. Kelly

Email: pshwachman@sidley.com

            jjkelly@sidley.com

if to Reinsurer Parent:

Athene Holding Ltd.

96 Pitts Bay Road

Pembroke, HM08, Bermuda

Attention: John Golden, Executive Vice President, Legal

Email: legal@athene.com

with a copy (which shall not constitute notice) to each of:

Sidley Austin LLP

One South Dearborn

Chicago, Illinois 60603

Attention: Perry J. Shwachman

                  Jonathan J. Kelly

Email: pshwachman@sidley.com

jjkelly@sidley.com

if to Seller:

Voya Financial, Inc.

230 Park Avenue, 13th Floor

New York, NY 10169

Attention: Patricia J. Walsh, EVP and Chief Legal Officer

Email: trish.walsh@voya.com

with a copy (which shall not constitute notice) to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

Attention: John M. Schwolsky

                  Rajab S. Abbassi

Facsimile: (212) 728-8111

Email: jschwolsky@willkie.com

            rabbassi@willkie.com

Notice given by personal delivery, overnight courier or email (with confirmed receipt) shall be effective upon actual receipt.

SECTION 10.3 Interpretation. When a reference is made in this Agreement to a Section, Exhibit or Schedule, such reference shall be to a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. All references herein to any agreement, instrument, statute, rule or regulation are to the agreement, instrument, statute, rule or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, includes any rules and regulations promulgated under said statutes) and to any section of any statute, rule or regulation including any successor to said section. Any fact or item disclosed in any section of each of the Buyer Disclosure Schedule and Seller Disclosure Schedule shall be deemed disclosed in all other sections of such Disclosure Schedule to the extent the applicability of such fact or item to such other section of such Disclosure Schedule is reasonably apparent on its face. Disclosure of any item in the Buyer Disclosure Schedule or Seller Disclosure Schedule, as the case may be, shall not be deemed an admission that such item represents a material item, fact, exception of fact, event or circumstance or that occurrence or non-occurrence of any change or effect related to such item would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The word “or” shall not be exclusive except where the context otherwise requires. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Whenever the singular is used herein, the same shall include the plural, and whenever the plural is used herein, the same shall include the singular, where appropriate. Whenever the word “Dollars” or the “$” sign appear in this Agreement, they shall be construed to mean United States Dollars, and all transactions under this Agreement shall be in United States Dollars. This Agreement has been fully negotiated by the parties hereto and shall not be construed by any Governmental Entity against either party by virtue of the fact that such party was the drafting party.

SECTION 10.4 Entire Agreement; Third Party Beneficiaries. This Agreement (including all exhibits and schedules hereto), the Confidentiality Agreement and the other Transaction Agreements constitute the entire agreement, and supersede all prior agreements, understandings, representations and warranties, both written and oral, among the parties with respect to the subject matter of this Agreement and the other Transaction Agreements. Except as set forth in (i) Section 5.10 with respect to the directors and officers referred to therein and (ii) Articles VII and VIII with respect to the Buyer Indemnified Persons and the Seller Indemnified Persons, this Agreement is not intended to confer upon any Person other than the parties hereto and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns any rights or remedies.

SECTION 10.5 Governing Law. This Agreement and any dispute arising hereunder shall be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

SECTION 10.6 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise (other than following the Closing by operation of law in a merger), by either party without the prior written consent of the other party, and any such assignment that is not consented to shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 10.7 Jurisdiction; Enforcement.

(a) Each of the parties hereto hereby irrevocably and unconditionally submits to the exclusive jurisdiction of any court of the United States or any state court, which in either case is located in the City of New York (each, a “New York Court”) for purposes of enforcing this Agreement or determining any claim arising from or related to the transactions contemplated by this Agreement. In any such action, suit or other proceeding, each of the parties hereto irrevocably and unconditionally waives and agrees not to assert by way of motion, as a defense or otherwise any claim that it is not subject to the jurisdiction of any such New York Court, that such action, suit or other proceeding is not subject to the jurisdiction of any such New York Court, that such action, suit or other proceeding is brought in an inconvenient forum or that the venue of such action, suit or other proceeding is improper; provided, that nothing set forth in this sentence shall prohibit any of the parties hereto from removing any matter from one New York Court to another New York Court. Each of the parties hereto also agrees that any final and unappealable judgment against a party hereto in connection with any action, suit or other proceeding will be conclusive and binding on such party and that such award or judgment may be enforced in any court of competent jurisdiction, either within or outside of the United States. A certified or exemplified copy of such award or judgment will be conclusive evidence of the fact and amount of such award or judgment. Any process or other paper to be served in connection with any action or proceeding under this Agreement shall, if delivered or sent in accordance with Section 10.2, constitute good, proper and sufficient service thereof.

(b) The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, without the necessity of posting bond or other undertaking, the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Agreement (including that Seller shall be entitled to cause Buyer Parent and its Affiliates to enforce their rights under the Financing Commitments or any definitive documents relating to the Financing), this being in addition (subject to the terms of this Agreement) to any other remedy to which such party is entitled at law or in equity. In the event that any Action is brought in equity to enforce the provisions of this Agreement, no party hereto shall allege, and each party hereto hereby waives any defense or counterclaim, that there is an adequate remedy at law. If, prior to the Outside Date, any party hereto brings any Action in accordance with this Section 10.7(b) to enforce specifically the performance of the terms and provisions hereof by the other party, the Outside Date shall be automatically extended (i) for the period during which such action is pending, plus ten (10) Business Days or (ii) by such other time period established by the court presiding over such action, as the case may be.

(c) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OR ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.7.

SECTION 10.8 Severability; Amendment; Modification; Waiver.

(a) Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under Applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any Applicable Law in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

(b) This Agreement may be amended or a provision hereof waived only by a written instrument signed by each of Buyer Parent, Reinsurer Parent and Seller in the case of an amendment, or in the case of a waiver, by the party hereto entitled to make such a waiver.

(c) No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege.

SECTION 10.9 Certain Limitations.

(a) Buyer Parent and Reinsurer Parent acknowledge and agree that neither Seller nor any of its Affiliates (including the Acquired Companies), nor any Representative of any of them, makes or has made, and Buyer Parent and Reinsurer Parent have not relied on, any inducement or promise to Buyer Parent or Reinsurer Parent except as specifically made in this Agreement or in any other Transaction Agreement or any representation or warranty to Buyer Parent or Reinsurer Parent, oral or written, express or implied, other than as expressly set forth in

Article III. Without limiting the foregoing, and without limiting the scope of the representations and warranties set forth in Article III, (i) no Person has made any representation or warranty to Buyer Parent or Reinsurer Parent with respect to the Acquired Companies, the Shares, the DSL Interests or any other matter, including with respect to (A) merchantability, suitability or fitness for any particular purpose, (B) the operation of the Acquired Companies by Buyer Parent or of the FA Business by Reinsurer and the Company after the Closing, (C) the probable success or profitability of the Acquired Companies or the Business after the Closing or (D) any information, documents or material provided to Buyer Parent and Reinsurer Parent, their respective Affiliates or their respective Representatives in any “data rooms,” information memoranda, management presentations, functional “break-out” discussions or in any other form or forum in connection with the transactions contemplated by this Agreement, including any estimation, valuation, appraisal, projection or forecast with respect to the Acquired Companies or the Business and (ii) with respect to any such estimation, valuation, appraisal, projection or forecast, Buyer Parent and Reinsurer Parent each acknowledge that: (A) such estimations, valuations, appraisals, projections and forecasts are not and shall not be deemed to be representations or warranties of Seller or any of its Affiliates and (B) other than in the case of fraud, it shall have no claim against any Person with respect to any such valuation, appraisal, projection or forecast (it being understood that the foregoing shall not be deemed to limit any representation or warranty of Seller in Article III with respect to true, correct and complete copies of any such documents having been provided to Buyer Parent).

(b) Without limiting the foregoing, Seller makes no express or implied representation or warranty hereby or otherwise under this Agreement that the reserves held by or on behalf of the Company or otherwise with respect to the Business or the assets supporting such reserves have been or will be adequate or sufficient for the purposes for which they were established, or that the reinsurance recoverables taken into account in determining the amount of such reserves will be collectible.

(c) Buyer Parent and Reinsurer Parent each further acknowledges and agrees that it (i) has made its own inquiry and investigation into and, based thereon, has formed an independent judgment concerning the Acquired Companies and the Business, (ii) has been provided adequate access to such information as it has deemed necessary to enable it to form such independent judgment, (iii) has had such time as it deems necessary and appropriate fully and completely to review and analyze such information, documents and other materials and (iv) has been provided an opportunity to ask questions of Seller with respect to such information, documents and other materials and has received answers to such questions that it considers satisfactory. Buyer Parent and Reinsurer Parent further acknowledge and agree that neither Seller nor any of its Affiliates has made any representations or warranties, express or implied, as to the accuracy or completeness of, and that Buyer Parent, Reinsurer Parent and their respective Affiliates have made their investment decision with respect to the acquisition of the Shares and the DSL Interests without reliance upon, such information, documents and other materials other than the representations and warranties expressly set forth in Article III of this Agreement (including the Seller Disclosure Schedule), any other Transaction Agreement or any certificate delivered pursuant to the terms of this Agreement or any other Transaction Agreement.

SECTION 10.10 No Offset. No party to this Agreement may offset any amount due to the other party hereto or any of such other party’s Affiliates against any amount owed or alleged to be owed from such other party or its Affiliates under this Agreement or any other Transaction Agreement without the written consent of such other party.

SECTION 10.11 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties. Each party may deliver its signed counterpart of this Agreement to the other parties by means of electronic mail or any other electronic medium utilizing image scan technology, and such delivery will have the same legal effect as hand delivery of an originally executed counterpart.

SECTION 10.12 Reinsurer Parent Matters. Notwithstanding anything to the contrary in this Agreement, (i) Buyer Parent’s and Reinsurer Parent’s obligations under this Agreement shall be several, but not joint and several, (ii) each of Buyer Parent and Reinsurer Parent shall only be responsible under this Agreement for its own representations, warranties, covenants and obligations (including indemnification obligations), (iii) Buyer Parent shall not be responsible for any representations, warranties, covenants or obligations (including indemnification obligations) of Reinsurer Parent under this Agreement and (iv) Reinsurer Parent shall not be responsible for any representations, warranties, covenants or obligations (including indemnification obligations) of Buyer Parent under this Agreement.

SECTION 10.13 Attorney-Client Matters.

(a) Recognizing that Willkie Farr & Gallagher LLP (“Willkie”) has acted as legal counsel to Seller and certain of its Affiliates (including, prior to the Closing, the Acquired Companies) prior to the date hereof, and that Willkie intends to act as legal counsel to Seller and its Affiliates (which, following the Closing, shall not include the Acquired Companies), the Acquired Companies (i) hereby waive, on their own behalf and agree to cause their controlled Affiliates to waive, any conflicts that may arise in connection with Willkie representing Seller or its Affiliates after the Closing with respect to matters relating to the transactions contemplated hereby, and (ii) shall not, and shall cause their controlled Affiliates not to, seek to have or have Willkie disqualified from any such representation based on the prior representation of the Acquired Companies by Willkie.

(b) The Acquired Companies further agree that all communications in any form or format whatsoever between or among Willkie, Seller, or any of their respective Representatives, that result from or arise out of the negotiation, documentation and consummation of the transactions contemplated by this Agreement or any dispute arising under this Agreement (collectively, the “Deal Communications”) shall be deemed to be retained and owned by Seller, shall be controlled by Seller and shall not pass to or be claimed by the Acquired Companies or any of their Affiliates. All Deal Communications that are attorney-client privileged (the “Privileged Deal Communications”) shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to Seller, shall be controlled by Seller and shall not pass to or be claimed by the Acquired Companies or any of their Affiliates (including, following the Closing, Buyer Parent and its Subsidiaries). Notwithstanding the foregoing, if the Acquired Companies or any of their Affiliates (including, following the Closing, Buyer Parent and its Subsidiaries) intentionally or inadvertently come into possession of Privileged Deal Communications and in the event that a dispute arises between the Acquired Companies, on the one hand, and a third party other than Seller, on the other hand, the Acquired Companies may assert the attorney-client privilege to prevent the disclosure of the Privileged Deal Communications to such third party; provided, however, that the Acquired Companies may not waive such privilege without the prior written consent of Seller.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective duly authorized officers, all as of the date first written above.

VOYA FINANCIAL, INC.

VA CAPITAL COMPANY LLC

ATHENE HOLDING LTD.

Master Transaction Agreement